Exhibit 99.1

TD Bank Group Reports Third Quarter 2020 Results Report to Shareholders • Three and Nine months ended July 31, 2020

The financial information in this document is reported in Canadian dollars and is based on the Bank’s unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter last year:

•	Reported diluted earnings per share were $1.21, compared with $1.74.
•	Adjusted diluted earnings per share were $1.25, compared with $1.79.
•	Reported net income was $2,248 million, compared with $3,248 million.
•	Adjusted net income was $2,327 million, compared with $3,338 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2020, compared with the corresponding period last year:

•	Reported diluted earnings per share were $3.62, compared with $4.71.
•	Adjusted diluted earnings per share were $3.76, compared with $5.11.
•	Reported net income was $6,752 million, compared with $8,830 million.
•	Adjusted net income was $6,998 million, compared with $9,557 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The third quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $63 million ($54 million after-tax or 3 cents per share), compared with $75 million ($64 million after-tax or 3 cents per share) in the third quarter last year.
•

Charges associated with the acquisition of Greystone of $25 million ($25 million after-tax or 1 cent per share), compared with $26 million ($26 million after-tax or 2 cents per share) in the third quarter last year.

TORONTO, August 27, 2020 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the third quarter ended July 31, 2020. Reported earnings were $2.2 billion, down 31% compared with the same quarter last year, and adjusted earnings were $2.3 billion, down 30%.

“TD colleagues around the world continued to deliver for our customers, clients, and each other throughout a period of unprecedented disruption. As economies across our footprint begin to re-open, the wellbeing and safety of our customers, colleagues and communities remains a top priority,” said Bharat Masrani, Group President and CEO, TD Bank Group.

“We entered this crisis from a position of strength, and through prudent financial and risk management practices, we remain well-capitalized, with a high-quality balance sheet and strong liquidity. Our Common Equity Tier 1 Capital ratio finished the quarter at 12.5%,” added Masrani.

“Earnings improved from the second quarter, as continued volume growth, moderating credit provisions and strong wealth and wholesale revenues helped offset further margin pressure,” added Masrani. “The improved performance in our Canadian and U.S. Retail segments, and the record contribution from our Wholesale Banking segment, demonstrate the resilience of our diversified business model and the power of our customer-centric strategy.”

Canadian Retail

Canadian Retail reported net income was $1,263 million and adjusted net income was $1,288 million, both down 33% from the third quarter last year, primarily reflecting higher provisions for credit losses (PCL), lower revenue and higher insurance claims. Revenue decreased 2%, reflecting lower margins, partially offset by increased loan and deposit volumes and increased activity in the wealth and insurance businesses. Expenses were flat compared to the prior year and down 2% compared to the prior quarter. PCL increased $635 million from a year ago, mainly on higher provisions for performing loans.

Canadian Retail continued to help its customers navigate COVID-19 by providing ongoing access to government relief and payment deferral programs. In addition, Canadian Retail launched its new TD Ready Advice program which includes an online resource hub, tools like the TD Helps Support Finder, and direct outreach to customers to offer personalized advice. Sequential volume growth was strong, with double-digit gains in personal and business deposits, increased credit card sales activity, significant net asset growth in TD Wealth and strong insurance revenues. Canadian Retail customers benefited from enhanced online and mobile capabilities, leading to a significant increase in self-serve transactions and digital adoption this quarter.

U.S. Retail

U.S. Retail net income was $673 million (US$490 million), a decrease of 48% (49% in U.S. dollars) compared with the same quarter last year. TD Ameritrade contributed $317 million (US$230 million) in earnings to the segment, an increase of 8% (5% in U.S dollars) from a year ago, primarily reflecting higher trading volumes, partially offset by reduced trading commissions, lower asset-based revenue and higher operating expenses.

The U.S. Retail Bank, which excludes the Bank’s investment in TD Ameritrade, contributed $356 million (US$260 million) in earnings, down 64% (65% in U.S dollars) from the same quarter last year, reflecting higher PCL and lower revenue. Revenue declined in the quarter as lower net interest margin and fee income were partially offset by growth in loan and deposit volumes. PCL increased $642 million (US$464 million) compared with the third quarter last year, mainly on higher provisions for performing loans.

The U.S. Retail Bank continued to support its customers through the COVID-19 pandemic, expanding in-person and drive-through access to its store network and helping customers access government relief programs. Through the U.S. CARES Act Small Business Association Paycheck Protection Program, TD has funded approximately 84,000 loans and continues to work with the Federal Reserve Bank of Boston to facilitate the Main Street Lending Program for small- and medium-

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 1

sized businesses. The U.S. Retail Bank remained focused on delivering personalized and connected experiences for customers across all channels while further enhancing its digital offerings, and recorded significant increases in the use of its mobile app and online banking channels compared to the same quarter last year.

Wholesale

Wholesale Banking reported record net income of $442 million this quarter, an increase of 81% compared to the same quarter last year, reflecting higher revenue, partially offset by higher PCL and higher non-interest expenses. Revenue for the quarter was $1,397 million, an increase of 53% from a year ago, reflecting higher trading-related revenue and underwriting fees. PCL increased $122 million compared with the third quarter last year, reflecting higher impaired and performing provisions. Wholesale Banking’s strong performance this quarter reflected the continued strength of its Canadian dollar business and impressive progress on its U.S. dollar strategy. The Wholesale Banking segment continued to focus on building strong client relationships by providing critical access to markets and trusted financial advice.

Capital

TD’s Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 12.5%.

Conclusion

“The economic recovery will not be without its challenges and much remains uncertain in the near term. We will continue to monitor and adapt to the changing landscape, and be there to support our colleagues and advise the 26 million customers and clients who rely on us today more than ever,” added Masrani. “Our people are our greatest asset and I know that by working together we will emerge even stronger in the months ahead.”

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements” on page 4.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 2

ENHANCED DISCLOSURE TASK FORCE

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. The index below includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the third quarter 2020 Report to Shareholders (RTS), Supplemental Financial Information (SFI), or Supplemental Regulatory Disclosures (SRD). Information on TD’s website, SFI, and SRD is not and should not be considered incorporated herein by reference into the third quarter 2020 RTS, Management’s Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the Bank’s 2019 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS Third Quarter 2020	SFI Third Quarter 2020	SRD Third Quarter 2020	Annual Report 2019

General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank’s risk terminology and risk measures and present key parameter values used.				73-78, 83, 90-93, 103-105
	3	Describe and discuss top and emerging risks.				68-73
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	31, 44			63-64, 89, 97-98
Risk Governance and Risk Management and Business Model	5	Summarize the bank’s risk management organization, processes, and key functions.				74-77
	6	Description of the bank’s risk culture and procedures applied to support the culture.				73-74
	7	Description of key risks that arise from the bank’s business models and activities.				62, 73, 78-105
	8	Description of stress testing within the bank’s risk governance and capital frameworks.	35			61,77, 86,103
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	28-30, 84		1-3, 6	56-60, 64, 211
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.			1-3, 5	58
	11	Flow statement of the movements in regulatory capital.			4
	12	Discussion of capital planning within a more general discussion of management’s strategic planning.				59-61, 103
	13	Analysis of how RWA relate to business activities and related risks.		8-11		61-62
	14	Analysis of capital requirements for each method used for calculating RWA.	35		10	79-81, 83, 85-86, 100
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.			23-37, 41-46
	16	Flow statement reconciling the movements of RWA by risk type.	31-32		11-12
	17	Discussion of Basel III back-testing requirements.			58	82, 86, 91-92
Liquidity	18	The bank’s management of liquidity needs and liquidity reserves.	37-39, 41-42			93-95
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	40			96, 205
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	44-46			100-102
	21	Discussion of the bank’s funding sources and the bank’s funding strategy.	40-41, 43-44			99-100
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	34			84
	23	Breakdown of significant trading and non-trading market risk factors.	34-37			84, 86-89
	24	Significant market risk measurement model limitations and validation procedures.	35			85-89, 91-92
	25	Primary risk management techniques beyond reported risk measures and parameters.	35			85-89
Credit Risk	26	Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.	24-27, 67-74	20-35	1-5, 10-11, 13-58	45-58, 78-83, 164-169, 178, 181-182, 209-210
	27	Description of the bank’s policies for identifying impaired loans.	74			53,136-137, 143-144, 168
	28	Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.	25, 69-72	24, 28		50, 166-167
	29	Analysis of the bank’s counterparty credit risks that arise from derivative transactions.			38-40, 47-51	81-82, 151, 174-175, 178, 181-182
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.				82, 140, 151
Other Risks	31	Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.				90-92, 103-105
	32	Discuss publicly known risk events related to other risks.	82			71-73, 203-205

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 3

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
4	Caution Regarding Forward-Looking Statements
5	Financial Highlights
6	How We Performed
12	Financial Results Overview
15	How Our Businesses Performed
22	Quarterly Results
23	Balance Sheet Review
24	Credit Portfolio Quality
28	Capital Position
33	Managing Risk
34	Securitization and Off-Balance Sheet Arrangements

48	Accounting Policies and Estimates
50	Changes in Internal Control over Financial Reporting

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
51	Interim Consolidated Balance Sheet
52	Interim Consolidated Statement of Income
53	Interim Consolidated Statement of Comprehensive Income
54	Interim Consolidated Statement of Changes in Equity
55	Interim Consolidated Statement of Cash Flows
56	Notes to Interim Consolidated Financial Statements

85	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the three and nine months ended July 31, 2020, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2019 Consolidated Financial Statements and related Notes and 2019 MD&A. This MD&A is dated August 27, 2020. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2019 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2019 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC’s website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, statements made in the Bank’s Management’s Discussion and Analysis for the quarter ended April 30, 2020 (“Q2 2020 MD&A”) under the heading “How We Performed” including under the sub-headings “Economic Summary and Outlook” and “Impact on Financial Performance in Future Quarters” and under the heading “Risk Factors and Management”, the Management’s Discussion and Analysis (“2019 MD&A”) in the Bank’s 2019 Annual Report under the heading “Economic Summary and Outlook”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings “Business Outlook and Focus for 2020”, and for the Corporate segment, “Focus for 2020”, and in other statements regarding the Bank’s objectives and priorities for 2020 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology, cyber security, and infrastructure), model, reputational, insurance, strategic, regulatory, legal, conduct, environmental, capital adequacy, and other risks. Examples of such risk factors include the economic, financial, and other impacts of the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; the ability of the Bank to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; fraud or other criminal activity to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; exposure related to significant litigation and regulatory matters; increased competition from incumbents and non-traditional competitors, including Fintech and big technology competitors; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2019 MD&A, as supplemented by the “Risk Factors that may Affect Future Results” and the “Managing Risk” sections of the Q2 2020 MD&A and by the “Managing Risk” section of this document, and as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant and Subsequent Events, and Pending Transactions” and “Significant Events and Pending Transactions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in this document under the heading “How We Performed” and in the Q2 2020 MD&A under the heading “How We Performed” including under the sub-headings “Economic Summary and Outlook” and “Impact on Financial Performance in Future Quarters”, which update the material economic assumptions set out in the 2019 MD&A under the headings “Economic Summary and Outlook”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Business Outlook and Focus for 2020”, and for the Corporate segment, “Focus for 2020”, each as may have been updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 4

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Results of operations
Total revenue	$10,665	$10,528	$10,499	$31,802	$30,725
Provision for credit losses	2,188	3,218	655	6,325	2,138
Insurance claims and related expenses	805	671	712	2,256	2,082
Non-interest expenses – reported	5,307	5,121	5,374	15,895	16,477
Non-interest expenses – adjusted[1]	5,244	5,051	5,298	15,692	15,622
Net income – reported	2,248	1,515	3,248	6,752	8,830

Net income – adjusted[1]	2,327	1,599	3,338	6,998	9,557
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$721.4	$747.0	$675.9	$721.4	$675.9
Total assets	1,697.3	1,673.7	1,405.4	1,697.3	1,405.4
Total deposits	1,091.3	1,078.3	870.3	1,091.3	870.3
Total equity	92.5	93.3	86.4	92.5	86.4

Total risk-weighted assets (RWA)	478.1	524.0	454.9	478.1	454.9
Financial ratios
Return on common equity (ROE) – reported	10.0%	6.9%	15.8%	10.3%	14.8%
Return on common equity – adjusted[2]	10.4	7.3	16.2	10.7	16.1
Return on tangible common equity (ROTCE)[2]	13.7	9.6	22.0	14.3	21.0
Return on tangible common equity – adjusted[2]	13.9	9.8	22.2	14.4	22.3
Efficiency ratio – reported	49.8	48.6	51.2	50.0	53.6
Efficiency ratio – adjusted[1]	49.2	48.0	50.5	49.3	50.8

Provision for credit losses as a % of net average loans and acceptances[3]	1.17	1.76	0.38	1.16	0.43
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.21	$0.80	$1.75	$3.63	$4.72
Diluted	1.21	0.80	1.74	3.62	4.71
Dividends per share	0.79	0.79	0.74	2.32	2.15
Book value per share	47.80	48.54	44.30	47.80	44.30
Closing share price[4]	59.27	58.16	77.15	59.27	77.15
Shares outstanding (millions)
Average basic	1,802.3	1,803.0	1,825.3	1,805.4	1,828.4
Average diluted	1,803.5	1,804.4	1,828.6	1,807.1	1,831.6
End of period	1,813.0	1,803.4	1,819.2	1,813.0	1,819.2
Market capitalization (billions of Canadian dollars)	$107.5	$104.9	$140.4	$107.5	$140.4
Dividend yield[5]	5.3%	5.0%	3.9%	4.7%	3.9%
Dividend payout ratio	65.3	98.2	42.3	63.9	45.5
Price-earnings ratio	11.5	10.2	12.3	11.5	12.3

Total shareholder return (1 year)[6]	(19.5)	(20.6)	3.9	(19.5)	3.9
Common share information – adjusted (Canadian dollars)[2]
Per share earnings
Basic	$1.25	$0.85	$1.79	$3.76	$5.12
Diluted	1.25	0.85	1.79	3.76	5.11
Dividend payout ratio	63.0%	92.8%	41.1%	61.6%	41.9%

Price-earnings ratio	11.1	9.9	11.4	11.1	11.4
Capital ratios[7]
Common Equity Tier 1 Capital ratio	12.5%	11.0%	12.0%	12.5%	12.0%
Tier 1 Capital ratio	13.8	12.3	13.4	13.8	13.4
Total Capital ratio	16.5	15.3	16.1	16.5	16.1

Leverage ratio	4.4	4.2	4.1	4.4	4.1

[1]	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
[2]	Metrics are non-GAAP financial measures. Refer to the “Return on Common Equity” and “Return on Tangible Common Equity” sections of this document for an explanation.
[3]	Excludes acquired credit-impaired (ACI) loans.
[4]	Toronto Stock Exchange (TSX) closing market price.
[5]

Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.

[6]	Total shareholder return is calculated based on share price movement and dividends reinvested over a trailing one-year period.
[7]

Includes capital adjustments provided by the Office of the Superintendent of Financial Institutions (OSFI) in response to the COVID-19 pandemic in the second and third quarters of 2020. Refer to the “Capital Position” section of this document for additional details.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

CORPORATE OVERVIEW

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in TD Ameritrade Holding Corporation (“TD Ameritrade”); and Wholesale Banking. TD also ranks among the world’s leading online financial services firms, with more than 14 million active online and mobile customers. TD had $1.7 trillion in assets on July 31, 2020. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

ECONOMIC SUMMARY AND OUTLOOK

The COVID-19 pandemic continues to weigh on economies around the world. TD Economics forecasts a 4.3% contraction in global real gross domestic product (GDP) this calendar year. The pandemic resulted in a sudden halt to economic activity in the spring, as government-mandated physical distancing and other measures took effect. In many jurisdictions, these measures have since been eased and an economic recovery is now underway. However, it is expected that the recovery will be uneven, as some industries, including international travel, recreation, restaurants, and entertainment, are likely to face challenges in the absence of an effective vaccine. Similarly, jurisdictions that experience a resumption in COVID-19 cases may require the re-imposition of containment measures. It is likely that the initial burst in business activity and job rehiring that followed governments’ initial easing of restrictions will give way to a more gradual global recovery. Economic activity is not expected to return to pre-pandemic levels until late in calendar 2021. This economic outlook is subject to significant uncertainty related to health outcomes, consumer behaviour, and government policy.

U.S. economic growth declined by 32.9% (annualized) in the second calendar quarter of 2020, following a 5% drop in the prior quarter. Taken together, the first half of calendar 2020 represented the most severe economic contraction of the post-war era, reducing the level of economic activity by approximately 11% compared with pre-pandemic levels. In addition to its speed and severity, the recession is also unprecedented in its composition, led by a marked decline in personal consumption expenditures. The unemployment rate has been gradually declining from a peak of 14.7% in April 2020, to average 13.1% over the calendar quarter, edging down to 10.2% in July 2020. Based on employment outcomes and other higher frequency data, April 2020 appears to have marked the trough of the downturn. However, the recovery is being threatened by a sharp increase in COVID-19 case counts in many states, which has prompted a pause or partial rollback in re-opening plans. TD Economics believes that, like its global peers, the U.S. faces an uneven path forward, with the outlook contingent on virus outcomes, government policies, and the resilience of consumer and business confidence until effective vaccines are developed and widely distributed.

The pandemic drove a significant easing of U.S. monetary and fiscal policy. The Federal Reserve has cut its policy interest rate to the 0.00% to 0.25% range, resumed asset purchases, and unveiled a number of lending facilities. This response, alongside that of other major central banks, has improved the functioning of markets and led to a reduction in measures of financial stress. Subsequent communications from Federal Reserve Chair Powell have been consistent with the policy interest rate remaining at the current range through calendar 2022, in line with TD Economics’ expectations. The low interest rate environment has helped shore up housing demand despite still-elevated unemployment. TD Economics expects the Federal Reserve will not raise rates until there is convincing evidence of a sustained economic recovery and a significant reduction in labour market slack. Significant fiscal stimulus in support of businesses and households has helped cushion the near-term economic impact of the pandemic, with the potential for an additional package this fall representing an upside risk to the outlook. It appears likely that the extension of government measures to provide enhanced income support to individuals, businesses, and state and local governments will be an important and necessary support for the economy in the near-term, although the longer-term recovery will ultimately require a large-scale re-engagement of the labour force.

The Canadian economy has evolved largely in line with the United States. However, Canada’s weaker economic momentum pre-pandemic, its relatively more restrictive physical distancing measures, and the low level of oil prices imply a deeper contraction in activity during the first half of calendar 2020. TD Economics anticipates that the level of economic activity fell by 13.3% during that period. In contrast, Canada has so far avoided a significant resurgence of COVID-19 cases, and economic re-openings continue relatively unfettered.

Canadian government support measures have been effective in providing a backstop to household and business incomes. The Federal Government has announced that these programs will be adapted to fit ongoing circumstances, and extended to the end of calendar 2020. This provides further support to the economic outlook, although as elsewhere, long-term economic success will require a return to normality in labour markets. As in other jurisdictions, Canada’s economic recovery is expected to be uneven. Some areas, notably real estate activity, are rebounding more strongly than expected. Others, notably the energy sector, face a challenging operating environment, including soft prices and other factors such as uncertainty around longer-term pipeline capacity. Canada also faces the same constraints as other countries in being reliant on a vaccine or effective treatment before physical distancing requirements can be reversed more fully. This, in turn, is expected to limit the speed of recovery going forward.

The Bank of Canada has cut its policy interest rate to its effective lower bound of 0.25% and undertaken a number of liquidity and asset purchase operations, including ongoing purchases of federal and provincial debt securities. These actions have been successful in reducing funding market stresses. Bank of Canada Governor Macklem has stated that the policy interest rate will be held at its current level “until economic slack is absorbed so that the 2 percent inflation target is sustainably achieved.” TD Economics expects policy interest rate increases to commence only in early calendar 2023 and to proceed at a very gradual pace thereafter, reflecting both the scale of the economic shock and the challenges associated with high private debt levels. TD Economics projects that the Canadian dollar will trade in the 74-77 US cents range over the next four calendar quarters.

Significant uncertainty around pandemic developments, government responses, and the economic implications thereof creates a wide range of potential economic outcomes relative to the baseline view. In all jurisdictions, a widespread, rapid increase of COVID-19 infections could prompt a re-imposition of nationwide economic restrictions similar to those that occurred in the spring months. Indeed, recent infection upticks in several major economies may call longer-term economic re-opening plans into question. Such outcomes would further pressure the finances of households and businesses, with negative feedback effects for the economy. Conversely, should one or more effective vaccines become rapidly and broadly available, the medium-term economic outlook should be expected to improve markedly, particularly for certain hard-hit industries. From a longer-term perspective, the pandemic could precipitate or accentuate trends that result in weaker potential economic growth domestically and abroad. These trends include increased geopolitical tensions, isolationism, reduced immigration rates, trade protectionism, and a structural decline in business investment.

THE BANK’S RESPONSE TO COVID-19

The COVID-19 pandemic continues to affect economies and societies around the world. In North America, early action by banks, governments and supervisory agencies has helped ease the financial stress on households and businesses. However, with economic activity resuming only gradually, relief programs remain largely in place, and in some cases have been extended. Similarly, central banks’ quick and comprehensive response has proved effective in stabilizing financial markets, but the magnitude of the shock and slow pace of recovery suggest monetary policy will remain at stimulative levels for some time. TD continues to be actively engaged in the recovery effort, guided by the principles of supporting the well-being of its customers and colleagues and maintaining the Bank’s operational and financial resilience.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 6

Supporting Customers

As jurisdictions across TD’s footprint began to ease physical distancing restrictions this quarter, the Bank re-opened a number of its branches and stores and started to restore hours of service to meet customer needs and align with the directives of government and health authorities. As at July 31, 2020, approximately 75% of Canadian branches and virtually all U.S. stores were open, and the Bank’s network of more than 6,000 ATMs was fully operational. The Bank continues to take precautions to help protect the well-being of its customers and colleagues, including ongoing use of enhanced cleaning and protective equipment, and this quarter, making face coverings mandatory for all colleagues working in TD locations or while visiting customers, clients and vendors, reflecting guidance from public health authorities and TD’s Chief Medical Director.

While traffic in TD’s branch and store network has increased, customers continue to engage with the Bank across all of its distribution channels, including continued high levels of interaction with the contact centres and online and mobile platforms. TD expanded its advice offerings this quarter with the Canadian launch of the TD Ready Advice hub, the addition of new functionality to TD MySpend, and the introduction of an AI-driven tool to help customers locate information on Bank and government COVID-19 financial assistance programs.

Financial assistance offered by the Bank has included deferral of loan payments, deferred minimum payments on credit card balances, interest reductions, insurance premium deferrals, and premium reductions. The key payment deferral measures are summarized in the table below, which presents the gross loan balance and number of accounts that continue to be in deferral programs as of July 31, 2020. New applications for loan deferrals declined significantly during the third quarter, as did loan balances subject to deferral for most asset classes, reflecting both expiration of shorter-term deferrals and resumption of payments. In addition, the proportion of credit card customers that had their accounts deferred or received interest rate relief under the programs represented less than 2% of outstanding credit card accounts and outstanding balances as at July 31, 2020. TD Insurance has provided relief on approximately 400,000 policies since March, including payment deferrals, rate and mileage reductions and other adjustments.

CANADA
Bank-Led Payment Deferral Programs	As at April 30, 2020			As at July 31, 2020			Deferral Term
	Accounts[1]	$ Billion (CAD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (CAD)[1]	% of portfolio[2]
Real Estate Secured Lending[3]	126,000	$36.0	14%	107,000	$31.4	12%	Up to 6-month payment deferral
Other Consumer Lending[4]	122,000	$3.2	3%	54,000	$1.3	1%	Up to 4-month payment deferral
Small Business Banking and Commercial Lending	12,000	$6.5	8%	13,000	$7.0	8%	Up to 6-month (up to 4-month for Small Business Banking for non-Real Estate Secured Lending secured debt)

[1]	Reflects approximate number of accounts and approximate gross loan balance at the time of payment deferral.
[2]	Reflects gross loan balance at the time of payment deferral as a percentage of the quarterly average loan portfolio balance.
[3]	Includes residential mortgages and amortizing Home Equity Lines of Credit (HELOCs).
[4]	Other Consumer Lending includes credit cards, other personal lending, and auto. The deferral period varies by product.

UNITED STATES
Bank-Led Payment Deferral Programs	As at April 30, 2020			As at July 31, 2020			Deferral Term
	Accounts[1]	$ Billion (USD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (USD)[1]	% of portfolio[2]
Real Estate Secured Lending	7,000	$2.5	7%	7,000	$2.4	6%	3-month minimum forbearance
Other Consumer Lending[3]	226,000	$2.9	7%	46,000	$0.7	2%	Up to 3-month payment deferral
Small Business Banking and Commercial Lending	5,000	$6.5	7%	4,000	$3.0	3%	Up to 6-month payment deferral (up to 3-month for Commercial lending)

[1]	Reflects approximate number of accounts and approximate gross loan balance at the time of payment deferral.
[2]	Reflects gross loan balance at the time of payment deferral as a percentage of the quarterly average loan portfolio balance.
[3]	Other Consumer Lending includes credit cards, other personal lending, and auto. The deferral period varies by product.

In addition to direct financial assistance, the Bank is supporting programs for individuals and businesses introduced by the Canadian and U.S. governments.

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provides loans to its business banking customers. In June 2020, eligibility for the CEBA loan program was expanded to include businesses that did not meet the payroll requirements of the initial program but had other eligible non-deferrable expenses. Under the CEBA Program, eligible businesses receive a $40,000 interest-free loan until December 31, 2022. If $30,000 is repaid on or before December 31, 2022, the remaining amount of the loan is eligible for complete forgiveness. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. The funding provided to the Bank by the Government of Canada in respect of the CEBA Program represents an obligation to pass-through collections on the CEBA loans and is otherwise non-recourse to the Bank. Accordingly, the Bank is required to remit all collections of principal and interest on the CEBA loans to the Government of Canada but is not required to repay amounts that its customers fail to pay or that have been forgiven. The Bank receives an administration fee to recover the costs to administer the program for the Government of Canada. Loans issued under the program are not recognized on the Bank’s Interim Consolidated Balance Sheet, as the Bank transfers substantially all risks and rewards in respect of the loans to the Government of Canada. As of July 31, 2020, the Bank had provided approximately 169,000 customers (April 30, 2020 – 117,000) with CEBA loans and had funded approximately $6.7 billion (April 30, 2020 – $4.7 billion) in loans under the program.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 7

U.S. Coronavirus Aid, Relief, and Economic Security Act, Paycheck Protection Program

Under the Paycheck Protection Program (PPP) established by the U.S. Coronavirus Aid, Relief, and Economic Security (CARES) Act and implemented by the Small Business Administration (SBA), the Bank provided loans up to US$10 million each to small businesses to assist them in retaining workers, maintaining payroll, and covering other expenses. PPP loans originated before June 5, 2020 have a 2-year term with an option to extend to a 5-year term. PPP loans originated on or after June 5, 2020 have a 5-year term. All PPP loans bear an interest rate of 1% per annum, and are 100% guaranteed by the SBA. The full principal amount of the loan and any accrued interest are eligible for forgiveness if the loan is used for qualifying expenses. The Bank will be paid by the SBA for any portion of the loan that is forgiven. As of July 31, 2020, the Bank had funded approximately 84,000 PPP loans (April 30, 2020 – 28,000). The gross carrying amount of loans originated under the program was approximately US$8.2 billion (April 30, 2020 – US$6.0 billion).

Other Programs

The Bank has been working with federal Crown Corporations, including EDC and the Business Development Bank of Canada (BDC), as well as provincial and state governments and central banks to deliver other guarantee and co-lending programs for the Bank’s clients. In Canada, these programs include the EDC Business Credit Availability Program (BCAP) for small- and medium-sized enterprises, which offers eligible businesses with credit partially guaranteed by EDC, the BDC Co-Lending Program, which provides loans to small- and medium-sized businesses, and the Investissement Québec (IQ) Programme d’action concertée temporaire pour les entreprises (PACTE), which offers eligible businesses in Quebec with credit partially guaranteed by IQ. In the U.S., the Bank is working with the Federal Reserve Bank of Boston to facilitate the Main Street Lending Program for small- and medium-sized businesses. The Bank continues to work with EDC and BDC to launch the EDC BCAP Large Loan and BDC Junior Financing programs for eligible mid-market businesses. In addition, TD is working with Canada’s federal government to facilitate access to the Canada Emergency Response Benefit (CERB) and Canada Emergency Wage Subsidy (CEWS) through Canada Revenue Agency direct deposit.

Supporting Colleagues

With jurisdictions across TD’s footprint slowly proceeding to re-open economies, the Bank continues to have a significant number of colleagues working remotely, with approximately 60,000 TD colleagues working from home as at July 31, 2020. Work from home arrangements are expected to remain in place until at least the end of calendar 2020 as the Bank seeks to provide a safe environment for colleagues who need to be at TD locations to perform their work, while minimizing the strain on health, transit, and other local infrastructure in the community.

For colleagues required to come to a TD or third-party location, a number of measures have been put in place to promote health and safety. These include the enhanced cleaning, physical distancing measures and face covering measures noted above, as well as a new mobile application the Bank introduced this quarter, the TD BoardingPass, to facilitate the daily screening process that is now mandatory for colleagues accessing TD and third-party locations.

Where possible, TD continues to provide colleagues with the flexibility to adapt work schedules and access additional paid leave to meet caregiving demands resulting from the disruption. The Bank has also expanded the suite of health and wellness resources to support colleagues and their families, including virtual healthcare for eligible colleagues in Canada and 24-hour Nurseline and Telemedicine for colleagues in the U.S. In addition, the Bank’s self-serve learning platform, TD Thrive, has been enhanced with new content to support colleagues’ career growth and development.

Maintaining the Bank’s Financial and Operational Resilience

Credit risk continues to be monitored actively across all the Bank’s portfolios. While industry and government financial assistance programs have helped customers manage through the pandemic, the Bank continued to build allowance for credit losses this quarter across all segments, reflecting expectations for a slower pace of economic recovery.

Market risk was well managed in the quarter against a backdrop of reduced volatility, and the Bank’s liquidity and funding positions remained strong, reflecting the Bank’s conservative 90-day liquidity risk management paradigm, pre-funding actions taken in the second quarter and early June, and a stabilization in funding markets and normalization of credit spreads this quarter.

TD’s operations, including the Bank’s technology infrastructure, network capacity, enterprise cloud capabilities and remote access systems, remained stable throughout the quarter, providing continued support for work from home arrangements and a high level of online and mobile customer traffic. Digital adoption and engagement remained high during the quarter, including further growth in self-serve financial transactions and increased take-up of TD’s enhanced digital advice offerings.

The Bank continues to evaluate its preparedness for a more sustained period of stress, refine its downturn readiness procedures and develop its medium- and long-term plans, including for various ‘return to the workplace’ scenarios.

Response from Regulators and Central Banks

Globally, governments, regulators and central banks continued to maintain accommodative policy settings in the quarter, including maintaining adjustments to regulatory requirements to build resilience of federally regulated financial institutions and improve the stability of the Canadian financial system and economy, and continuing to make available asset purchase and lending programs to support market liquidity.

For additional information on OSFI’s capital measures, refer to the “OSFI’s Capital Requirements under Basel III” and “Future Regulatory Capital Developments” sections of the “Capital Position” section of this document. For additional information on OSFI’s liquidity measures, refer to the “Regulatory Developments Concerning Liquidity and Funding” section of the “Managing Risk” section of this document.

Impact on Current Quarter Financial Performance

The COVID-19 pandemic has profoundly altered the economic landscape and continues to have a significant impact on TD’s financial performance. Provisions for credit losses remain elevated this quarter, principally owing to the uncertain economic outlook. The Bank experienced further margin pressure from the low interest rate environment, as well as weaker non-interest income in the retail banking businesses reflecting reduced customer spending and payment activity. Loan and deposit volumes continued to grow, partly reflecting the impact of government financial assistance programs. Capital markets and wealth direct investing revenues were stronger, in response to heightened market activity.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 8

HOW THE BANK REPORTS

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank removes “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and PCL related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Net interest income	$6,483	$6,460	$6,024	$19,244	$17,756

Non-interest income	4,182	4,068	4,475	12,558	12,969
Total revenue	10,665	10,528	10,499	31,802	30,725
Provision for credit losses	2,188	3,218	655	6,325	2,138
Insurance claims and related expenses	805	671	712	2,256	2,082

Non-interest expenses	5,307	5,121	5,374	15,895	16,477
Income before income taxes and equity in net income of an investment in TD Ameritrade	2,365	1,518	3,758	7,326	10,028
Provision for income taxes	445	250	813	1,354	2,089

Equity in net income of an investment in TD Ameritrade	328	247	303	780	891
Net income – reported	2,248	1,515	3,248	6,752	8,830

Preferred dividends	68	68	62	203	184
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,180	$1,447	$3,186	$6,549	$8,646
Attributable to:
Common shareholders	$2,180	$1,447	$3,186	$6,549	$8,628

Non-controlling interests	–	–	–	–	18

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 9

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Operating results – adjusted
Net interest income	$6,483	$6,460	$6,024	$19,244	$17,756

Non-interest income	4,182	4,068	4,475	12,558	12,969
Total revenue	10,665	10,528	10,499	31,802	30,725
Provision for credit losses	2,188	3,218	655	6,325	2,138
Insurance claims and related expenses	805	671	712	2,256	2,082

Non-interest expenses[1]	5,244	5,051	5,298	15,692	15,622
Income before income taxes and equity in net income of an investment in TD Ameritrade	2,428	1,588	3,834	7,529	10,883
Provision for income taxes	454	260	824	1,384	2,289

Equity in net income of an investment in TD Ameritrade[2]	353	271	328	853	963
Net income – adjusted	2,327	1,599	3,338	6,998	9,557

Preferred dividends	68	68	62	203	184

Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	2,259	1,531	3,276	6,795	9,373
Attributable to:

Non-controlling interests in subsidiaries, net of income taxes	–	–	–	–	18

Net income available to common shareholders – adjusted	2,259	1,531	3,276	6,795	9,355
Pre-tax adjustments for items of note
Amortization of intangibles[3]	(63)	(68)	(75)	(201)	(233)
Charges related to the long-term loyalty agreement with Air Canada[4]	–	–	–	–	(607)
Charges associated with the acquisition of Greystone[5]	(25)	(26)	(26)	(75)	(87)
Less: Impact of income taxes
Amortization of intangibles	(9)	(9)	(11)	(29)	(36)
Charges related to the long-term loyalty agreement with Air Canada	–	–	–	–	(161)

Charges associated with the acquisition of Greystone	–	(1)	–	(1)	(3)

Total adjustments for items of note	(79)	(84)	(90)	(246)	(727)
Net income available to common shareholders – reported	$2,180	$1,447	$3,186	$6,549	$8,628
[1]

Adjusted Non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 3 – third quarter 2020 – $38 million, second quarter 2020 – $44 million, first quarter 2020 – $46 million, third quarter 2019 – $50 million, second quarter 2019 – $55 million, first quarter 2019 – $56 million; these amounts were reported in the Corporate segment. Charges related to the long-term loyalty agreement with Air Canada, as explained in footnote 4 – first quarter 2019 – $607 million; this amount was reported in the Canadian Retail segment. Charges associated with the acquisition of Greystone, as explained in footnote 5 – third quarter 2020 – $25 million, second quarter 2020 – $26 million, first quarter 2020 – $24 million, third quarter 2019 – $26 million, second quarter 2019 – $30 million, first quarter 2019 – $31 million; this amount was reported in the Canadian Retail segment.

[2]

Adjusted Equity in net income of an investment in TD Ameritrade Holding Corporation (TD Ameritrade) excludes the following items of note: Amortization of intangibles, as explained in footnote 3 – third quarter 2020 – $25 million, second quarter 2020 – $24 million, first quarter 2020 – $24 million, third quarter 2019 – $25 million, second quarter 2019 – $23 million, first quarter 2019 – $24 million. The earnings impact of this item was reported in the Corporate segment.

[3]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[4]

On January 10, 2019, the Bank’s long-term loyalty program agreement with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the “Transaction”). In connection with the Transaction, the Bank recognized an expense of $607 million ($446 million after-tax) in the Canadian Retail segment.

[5]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (“Greystone”). The Bank incurred acquisition-related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition-related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Basic earnings per share – reported	$1.21	$0.80	$1.75	$3.63	$4.72

Adjustments for items of note[2]	0.04	0.05	0.04	0.13	0.40
Basic earnings per share – adjusted	$1.25	$0.85	$1.79	$3.76	$5.12
Diluted earnings per share – reported	$1.21	$0.80	$1.74	$3.62	$4.71

Adjustments for items of note[2]	0.04	0.05	0.05	0.14	0.40
Diluted earnings per share – adjusted	$1.25	$0.85	$1.79	$3.76	$5.11
[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 10

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
TD Bank, National Association (TD Bank, N.A.)	$10	$14	$17	$41	$59
TD Ameritrade[2]	25	24	25	73	72
MBNA Canada	6	7	11	20	30
Aeroplan	4	5	4	13	13

Other	9	9	7	25	23
	54	59	64	172	197

Software and asset servicing rights	133	125	116	382	343
Amortization of intangibles, net of income taxes	$187	$184	$180	$554	$540
[1]

Amortization of intangibles, with the exception of software and asset servicing rights, is included as items of note. For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

[2]	Included in Equity in net income of an investment in TD Ameritrade.

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments was decreased to 9% Common Equity Tier 1 (CET1) Capital effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

Adjusted ROE is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019

Average common equity	$86,794	$85,603	$80,160	$84,677	$77,773
Net income available to common shareholders – reported	2,180	1,447	3,186	6,549	8,628

Items of note, net of income taxes[1]	79	84	90	246	727
Net income available to common shareholders – adjusted	$2,259	$1,531	$3,276	$6,795	$9,355
Return on common equity – reported	10.0%	6.9%	15.8%	10.3%	14.8%

Return on common equity – adjusted	10.4	7.3	16.2	10.7	16.1
[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank’s income producing assets, independent of whether they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019

Average common equity	$86,794	$85,603	$80,160	$84,677	$77,773
Average goodwill	17,534	17,531	17,123	17,327	17,073
Average imputed goodwill and intangibles on an investment in TD Ameritrade	4,184	4,217	4,145	4,158	4,153
Average other acquired intangibles[1]	492	531	666	529	680

Average related deferred tax liabilities	(264)	(265)	(272)	(263)	(259)

Average tangible common equity	64,848	63,589	58,498	62,926	56,126
Net income available to common shareholders – reported	2,180	1,447	3,186	6,549	8,628

Amortization of acquired intangibles, net of income taxes[2]	54	59	64	172	197
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	2,234	1,506	3,250	6,721	8,825

Other items of note, net of income taxes[2]	25	25	26	74	530
Net income available to common shareholders – adjusted	$2,259	$1,531	$3,276	$6,795	$9,355
Return on tangible common equity	13.7%	9.6%	22.0%	14.3%	21.0%

Return on tangible common equity – adjusted	13.9	9.8	22.2	14.4	22.3
[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

SIGNIFICANT EVENTS AND PENDING TRANSACTIONS

TD Ameritrade Holding Corporation and The Charles Schwab Corporation

On November 25, 2019, the Bank announced its support for the acquisition of TD Ameritrade, of which the Bank is a major shareholder, by The Charles Schwab Corporation, through a definitive agreement announced by those companies. The transaction is expected to close in the second half of calendar 2020, subject to all applicable closing conditions having been satisfied. Refer to the “Financial Results Overview – Significant and Subsequent Events, and Pending Transactions” section of the Bank’s 2019 MD&A for a discussion of the announced transaction.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 11

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank’s performance for the third quarter of 2020. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section of this document. In addition, a general economic update and a summary of the Bank’s response to the COVID-19 pandemic are explained in the “How We Performed” section of this document.

•	Adjusted diluted earnings per share for the nine months ended July 31, 2020, decreased 26.4% from the same period last year.
•	Adjusted ROTCE for the nine months ended July 31, 2020, was 14.4%.
•	For the twelve months ended July 31, 2020, the total shareholder return was (19.5%) compared to the Canadian peer[1] average of (13.0%).

Net Income

Quarterly comparison – Q3 2020 vs. Q3 2019

Reported net income for the quarter was $2,248 million, a decrease of $1,000 million, or 31%, compared with the third quarter last year. The decrease reflects higher PCL and higher insurance claims, partially offset by higher revenue, and lower non-interest expenses. Adjusted net income for the quarter was $2,327 million, a decrease of $1,011 million, or 30%.

By segment, the decrease in reported net income reflects a decrease in Canadian Retail of $627 million, or 33%, and a decrease in U.S. Retail of $614 million, or 48%, partially offset by an increase in Wholesale Banking of $198 million, or 81%, and a lower net loss in the Corporate segment of $43 million, or 25%.

Quarterly comparison – Q3 2020 vs. Q2 2020

Reported net income for the quarter increased $733 million, or 48%, compared with the prior quarter. The increase reflects lower PCL, higher revenue, and a higher contribution from TD Ameritrade, partially offset by higher non-interest expenses and higher insurance claims. Adjusted net income for the quarter increased $728 million, or 46%.

By segment, the increase in reported net income reflects an increase in U.S. Retail of $337 million, or 100%, an increase in Wholesale Banking of $233 million, or 111%, an increase in Canadian Retail of $91 million, or 8%, and a lower net loss in the Corporate segment of $72 million, or 36%.

Year-to-date comparison – Q3 2020 vs. Q3 2019

Reported net income of $6,752 million decreased $2,078 million, or 24%, compared with the same period last year. The decrease reflects higher PCL, higher insurance claims, and a lower contribution from TD Ameritrade, partially offset by higher revenue and lower non-interest expenses. Adjusted net income was $6,998 million, a decrease of $2,559 million, or 27%.

By segment, the decrease in reported net income reflects a decrease in U.S. Retail of $1,635 million, or 43%, a decrease in Canadian Retail of $894 million, or 17%, and a higher net loss in the Corporate segment of $33 million, or 6%, partially offset by an increase in Wholesale Banking of $484 million.

Net Interest Income

Quarterly comparison – Q3 2020 vs. Q3 2019

Net interest income for the quarter was $6,483 million, an increase of $459 million, or 8%, compared with the third quarter last year. The increase reflects volume growth in the Canadian and U.S. Retail segments, and higher trading-related net interest income, partially offset by lower margins.

By segment, the increase in net interest income reflects an increase in Wholesale Banking of $333 million, or 168%, an increase in the Corporate segment of $323 million, or 70%, and an increase in U.S. Retail of $15 million, or 1%, partially offset by a decrease in Canadian Retail of $212 million, or 7%. The increase in the Corporate segment primarily reflects treasury and balance sheet management activities, the impact of which is largely offset in non-interest income.

Quarterly comparison – Q3 2020 vs. Q2 2020

Net interest income for the quarter increased $23 million compared with the prior quarter primarily reflecting volume growth in the Canadian and U.S. Retail segments, the effect of more days in the third quarter, and higher trading-related net interest income, partially offset by lower margins.

By segment, the increase in net interest income reflects an increase in the Corporate segment of $132 million, or 20%, and an increase in Wholesale Banking of $38 million, or 8%, partially offset by a decrease in Canadian Retail of $92 million, or 3%, and a decrease in U.S. Retail of $55 million, or 2%. The increase in the Corporate segment primarily reflects treasury and balance sheet management activities, the impact of which is largely offset in non-interest income.

Year-to-date comparison – Q3 2020 vs. Q3 2019

Net interest income was $19,244 million, an increase of $1,488 million, or 8%, compared with the same period last year. The increase reflects volume growth in the Canadian and U.S. Retail segments, and higher trading-related net interest income, partially offset by lower margins.

By segment, the increase in net interest income reflects an increase in the Corporate segment of $793 million, or 65%, an increase in Wholesale Banking of $748 million, or 118%, and an increase in U.S. Retail of $44 million or 1%, partially offset by a decrease in Canadian Retail of $97 million, or 1%. The increase in the Corporate segment primarily reflects treasury and balance sheet management activities, the impact of which is largely offset in non-interest income.

Non-Interest Income

Quarterly comparison – Q3 2020 vs. Q3 2019

Reported non-interest income for the quarter was $4,182 million, a decrease of $293 million, or 7%, compared with the third quarter last year. The decrease reflects lower fee income in the personal and commercial banking businesses reflecting reduced customer activity, particularly in the credit cards business, partially offset by higher revenue from the wealth and insurance businesses, and higher trading-related revenue and underwriting fees in Wholesale banking.

By segment, the decrease in reported non-interest income reflects a decrease in the Corporate segment of $385 million, and a decrease in U.S. Retail of $150 million, or 20%, partially offset by an increase in Wholesale Banking of $150 million, or 21%, and an increase in Canadian Retail of $92 million, or 3%. The decrease in the Corporate segment primarily reflects treasury and balance sheet management activities, the impact of which is largely offset in net interest income.

Quarterly comparison – Q3 2020 vs. Q2 2020

Reported non-interest income for the quarter increased $114 million, or 3%, compared with the prior quarter. The increase reflects higher revenue in the insurance and wealth businesses, higher trading-related revenue, and higher valuation of certain investments in the U.S. Retail segment, partially offset by lower other revenue in Wholesale Banking, and lower fee income in the personal and commercial banking businesses reflecting reduced customer activity, particularly in the credit cards business.

[1]	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 12

By segment, the increase in reported non-interest income reflects an increase in U.S. Retail of $104 million, or 21%, an increase in Wholesale Banking of $98 million, or 13%, and an increase in Canadian Retail of $95 million, or 3%, partially offset by a decrease in the Corporate segment of $183 million, or 86%. The decrease in the Corporate segment primarily reflects treasury and balance sheet management activities, the impact of which is largely offset in net interest income.

Year-to-date comparison – Q3 2020 vs. Q3 2019

Reported non-interest income was $12,558 million, a decrease of $411 million, or 3%, compared with the same period last year. The decrease reflects lower fee income in the personal and commercial banking businesses reflecting reduced customer activity, particularly in the credit cards business, and reduced valuation of certain investments in the U.S. Retail segment, partially offset by higher trading-related revenue, underwriting fees and loan fees in Wholesale Banking, and higher revenue in the wealth and insurance businesses.

By segment, the decrease in reported non-interest income reflects a decrease in Corporate of $961 million, and a decrease in U.S. Retail of $331 million, or 16%, partially offset by an increase in Wholesale Banking of $573 million, or 33%, and an increase in Canadian Retail of $308 million, or 3%. The decrease in the Corporate segment primarily reflects treasury and balance sheet management activities, the impact of which is largely offset in net interest income.

Provision for Credit Losses

Quarterly comparison – Q3 2020 vs. Q3 2019

PCL for the quarter was $2,188 million, an increase of $1,533 million compared with the third quarter last year. PCL – impaired was $831 million, an increase of $250 million, or 43%, reflecting higher provisions in the Canadian and U.S. consumer, Canadian commercial, and Wholesale lending portfolios. PCL – performing was $1,357 million, an increase of $1,283 million, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration. Total PCL for the quarter as an annualized percentage of credit volume was 1.17%.

By segment, the increase in PCL reflects an increase in U.S. Retail of $642 million, an increase in Canadian Retail of $635 million, an increase in the Corporate segment of $134 million, and an increase in Wholesale Banking of $122 million.

Quarterly comparison – Q3 2020 vs. Q2 2020

PCL for the quarter decreased by $1,030 million compared with the prior quarter. PCL – impaired was $831 million, a decrease of $136 million, or 14%, primarily reflecting less credit migration in Wholesale Banking. PCL – performing was $1,357 million, a decrease of $894 million, or 40%, reflecting a smaller increase to the performing allowance for credit losses this quarter. Total PCL for the quarter as an annualized percentage of credit volume was 1.17%.

By segment, the decrease in PCL reflects a decrease in the Corporate segment of $337 million, a decrease in Wholesale Banking of $251 million, a decrease in U.S. Retail of $240 million, and a decrease in Canadian Retail of $202 million.

Year-to-date comparison – Q3 2020 vs. Q3 2019

PCL was $6,325 million, an increase of $4,187 million compared with the same period last year. PCL – impaired was $2,604 million, an increase of $713 million, or 38%, reflecting credit migration in Wholesale Banking, higher provisions in the Canadian commercial and Canadian and U.S. consumer lending portfolios, and volume growth. PCL – performing was $3,721 million, an increase of $3,474 million, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration. Total PCL as an annualized percentage of credit volume was 1.16%.

By segment, the increase in PCL reflects an increase in Canadian Retail of $1,589 million, an increase in U.S. Retail of $1,566 million, an increase in the Corporate segment of $521 million, and an increase in Wholesale Banking of $511 million.

TABLE 8:  PROVISION FOR CREDIT LOSSES

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Provision for credit losses – Stage 3 (impaired)
Canadian Retail	$372	$365	$282	$1,057	$802
U.S. Retail	290	287	184	850	668
Wholesale Banking	52	194	12	298	12

Corporate[1]	117	121	103	399	409
Total provision for credit losses – Stage 3	831	967	581	2,604	1,891

Provision for credit losses – Stage 1 and Stage 2 (performing)[2]
Canadian Retail	579	788	34	1,438	104
U.S. Retail	607	850	71	1,503	119
Wholesale Banking	71	180	(11)	216	(9)

Corporate[1]	100	433	(20)	564	33
Total provision for credit losses – Stage 1 and Stage 2	1,357	2,251	74	3,721	247
Total provision for credit losses	$2,188	$3,218	$655	$6,325	$2,138

[1]	Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
[2]	Includes financial assets, loan commitments, and financial guarantees.

Insurance claims and related expenses

Quarterly comparison – Q3 2020 vs. Q3 2019

Insurance claims and related expenses for the quarter were $805 million, an increase of $93 million, or 13%, compared with the third quarter last year. The increase reflects less favourable prior years’ claims development, higher severe weather-related events and a $37 million increase in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, partially offset by more favourable current year claims.

Quarterly comparison – Q3 2020 vs. Q2 2020

Insurance claims and related expenses for the quarter increased $134 million, or 20%, compared with the prior quarter. The increase reflects higher claims from severe weather-related events, less favourable prior years’ claims development and a $52 million increase in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, partially offset by more favourable current year claims.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 13

Year-to-date comparison – Q3 2020 vs. Q3 2019

Insurance claims and related expenses were $2,256 million, an increase of $174 million, or 8%, compared with the same period last year. The increase reflects higher severe weather-related events and less favourable prior years’ claims development, partially offset by more favourable current year claims and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease to non-interest income.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q3 2020 vs. Q3 2019

Reported non-interest expenses were $5,307 million, a decrease of $67 million, or 1%, compared with the third quarter last year. The decrease reflects a decline in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio and lower professional fees and other discretionary spend, partially offset by higher compensation. Adjusted non-interest expenses were $5,244 million, a decrease of $54 million, or 1%.

By segment, the decrease in reported non-interest expenses reflects a decrease in the Corporate segment of $184 million, or 29%, partially offset by an increase in Wholesale Banking of $75 million, or 13%, and an increase in U.S. Retail of $42 million, or 3%. Canadian Retail non-interest expenses were flat compared with the third quarter last year.

The Bank’s reported efficiency ratio was 49.8% compared to 51.2% in the third quarter last year. The Bank’s adjusted efficiency ratio was 49.2%, compared with 50.5% in the third quarter last year.

Quarterly comparison – Q3 2020 vs. Q2 2020

Reported non-interest expenses for the quarter increased $186 million, or 4%, compared with the prior quarter. The increase reflects an increase in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio, and higher variable compensation, largely in Wholesale Banking, partially offset by a prior quarter increase in legal provisions and lower professional fees and other discretionary spend. Adjusted non-interest expenses increased $193 million, or 4%.

By segment, the increase in reported non-interest expenses reflects an increase in the Corporate segment of $222 million, or 94%, and an increase in Wholesale Banking of $53 million, or 9%, partially offset by a decrease in Canadian Retail of $55 million, or 2%, and a decrease in U.S. Retail of $34 million, or 2%.

The Bank’s reported efficiency ratio was 49.8% compared with 48.6% in the prior quarter. The Bank’s adjusted efficiency ratio was 49.2%, compared with 48.0% in the prior quarter.

Year-to-date comparison – Q3 2020 vs. Q3 2019

Reported non-interest expenses of $15,895 million decreased $582 million, or 4%, compared with the same period last year, primarily reflecting charges related to the agreement with Air Canada in the prior period. On an adjusted basis, non-interest expenses were $15,692 million, an increase of $70 million reflecting higher compensation and an increase in legal provisions, partially offset by a decline in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio and lower professional fees and other discretionary spend.

By segment, the decrease in reported non-interest expenses reflects a decrease in the Corporate segment of $562 million, or 30%, and a decrease in Canadian Retail of $341 million, or 4%, partially offset by an increase in U.S. Retail of $177 million, or 4%, and an increase in Wholesale Banking of $144 million, or 8%.

The Bank’s reported efficiency ratio was 50.0% compared with 53.6% in the same period last year. The Bank’s adjusted efficiency ratio was 49.3%, compared with 50.8% in the same period last year.

Income Taxes

As discussed in the “How the Bank Reports” section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank’s effective income tax rate on a reported basis was 18.8% for the third quarter, compared with 21.6% in the third quarter last year and 16.5% in the prior quarter. The year-over-year decrease primarily reflects the impact of lower pre-tax income and favourable tax items. The quarter-over-quarter increase mainly reflects the impact of higher pre-tax income, partially offset by favourable tax items and higher provisions related to changes in tax law in the prior quarter.

TABLE 9: INCOME TAXES

(millions of Canadian dollars, except as noted)	For the three months ended						For the nine months ended
	July 31 2020		April 30 2020		July 31 2019		July 31 2020		July 31 2019
Income taxes at Canadian statutory income tax rate	$624	26.4%	$400	26.4%	$994	26.5%	$1,932	26.4%	$2,655	26.5%
Increase (decrease) resulting from:
Dividends received	(30)	(1.3)	(30)	(2.0)	(28)	(0.7)	(90)	(1.2)	(78)	(0.8)
Rate differentials on international operations[1]	(136)	(5.8)	(145)	(9.6)	(176)	(4.7)	(517)	(7.1)	(531)	(5.3)

Other	(13)	(0.5)	25	1.7	23	0.5	29	0.4	43	0.4
Provision for income taxes and effective income tax rate – reported	$445	18.8%	$250	16.5%	$813	21.6%	$1,354	18.5%	$2,089	20.8%
Total adjustments for items of note[2]	9		10		11		30		200
Provision for income taxes and effective income tax rate – adjusted[3,4]	$454	18.7%	$260	16.4%	$824	21.5%	$1,384	18.4%	$2,289	21.0%

[1]	These amounts reflect tax credits as well as international business mix.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
[3]	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
[4]	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

The Bank’s adjusted effective tax rate was 18.7% for the quarter, lower than 21.5% in the third quarter last year and higher than 16.4% in the prior quarter. The year-over-year decrease primarily reflects the impact of lower pre-tax income and favourable tax items. The quarter-over-quarter increase mainly reflects the impact of higher pre-tax income, partially offset by favourable tax items and higher provisions related to changes in tax law in the prior quarter.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 14

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items.

TABLE 10: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended	For the nine months ended
	July 31, 2020 vs. July 31, 2019 Increase (Decrease)	July 31, 2020 vs. July 31, 2019 Increase (Decrease)
U.S. Retail Bank
Total revenue	$82	$141
Non-interest expenses	47	84
Net income – after-tax	10	4
Equity in net income on an investment in TD Ameritrade[1]	10	12
U.S. Retail segment net income – after-tax	20	16
Earnings per share (Canadian dollars)
Basic	$0.01	$0.01

Diluted	0.01	0.01

[1]	Equity in net income on an investment in TD Ameritrade and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended		For the nine months ended
	July 31 2020	July 31 2019	July 31 2020	July 31 2019

U.S. dollar	$0.731	$0.753	$0.739	$0.752

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How the Bank Reports” section of this document including the Bank’s response to COVID-19, the “Business Focus” section in the Bank’s 2019 MD&A, and Note 29 Segmented Information of the Bank’s Consolidated Financial Statements for the year ended October 31, 2019. For information concerning the Bank’s measure of ROE, which is a non-GAAP financial measure, refer to the “How We Performed” section of this document.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $47 million, compared with $30 million in the prior quarter and $37 million in the third quarter last year.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 15

TABLE 11:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Net interest income	$2,910	$3,002	$3,122	$9,079	$9,176

Non-interest income	3,116	3,021	3,024	9,225	8,917
Total revenue	6,026	6,023	6,146	18,304	18,093
Provision for credit losses – impaired	372	365	282	1,057	802

Provision for credit losses – performing	579	788	34	1,438	104
Total provision for credit losses	951	1,153	316	2,495	906
Insurance claims and related expenses	805	671	712	2,256	2,082
Non-interest expenses – reported	2,533	2,588	2,533	7,757	8,098
Non-interest expenses – adjusted[1]	2,508	2,562	2,507	7,682	7,404
Provision for (recovery of) income taxes – reported	474	439	695	1,572	1,889

Provision for (recovery of) income taxes – adjusted[1]	474	440	695	1,573	2,053
Net income – reported	1,263	1,172	1,890	4,224	5,118
Net income – adjusted[1]	$1,288	$1,197	$1,916	$4,298	$5,648

Selected volumes and ratios
Return on common equity – reported[2]	28.3%	27.2%	41.7%	31.0%	38.8%
Return on common equity – adjusted[1,2]	28.8	27.8	42.2	31.5	42.9
Net interest margin (including on securitized assets)	2.68	2.83	2.96	2.82	2.96
Efficiency ratio – reported	42.0	43.0	41.2	42.4	44.8

Efficiency ratio – adjusted	41.6	42.5	40.8	42.0	40.9
Assets under administration (billions of Canadian dollars)	$434	$406	$419	$434	$419

Assets under management (billions of Canadian dollars)	366	346	350	366	350
Number of Canadian retail branches	1,087	1,087	1,097	1,087	1,097

Average number of full-time equivalent staff	40,652	40,712	41,583	40,921	40,695

[1]

Adjusted non-interest expenses exclude the following items of note: Charges related to the long-term loyalty agreement with Air Canada in the first quarter 2019 – $607 million ($446 million after-tax); and charges associated with the acquisition of Greystone in the third quarter 2020 – $25 million ($25 million after-tax), second quarter 2020 – $26 million ($25 million after-tax), first quarter 2020 – $24 million ($24 million after-tax), third quarter 2019 – $26 million ($26 million after-tax), second quarter 2019 – $30 million ($28 million after-tax), and the first quarter 2019 – $31 million ($30 million after-tax). For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

[2]	Capital allocated to the business segment was decreased to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

Quarterly comparison – Q3 2020 vs. Q3 2019

Canadian Retail reported net income for the quarter was $1,263 million, a decrease of $627 million, or 33%, compared with the third quarter last year, reflecting higher PCL, lower revenue, and higher insurance claims. On an adjusted basis, net income for the quarter was $1,288 million, a decrease of $628 million, or 33%. The reported and adjusted annualized ROE for the quarter was 28.3% and 28.8%, respectively, compared with 41.7% and 42.2%, respectively, in the third quarter last year.

Canadian Retail revenue is derived from the personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $6,026 million, a decrease of $120 million, or 2%, compared with the third quarter last year.

Net interest income was $2,910 million, a decrease of $212 million, or 7%, compared with the third quarter last year, reflecting lower margins, partially offset by volume growth. Average loan volumes increased $13 billion, or 3%, reflecting 2% growth in personal loans and 7% growth in business loans. Average deposit volumes increased $59 billion, or 18%, reflecting 14% growth in personal deposits, 20% growth in business deposits, and 36% growth in wealth deposits. Net interest margin was 2.68%, a decrease of 28 basis points (bps), reflecting lower interest rates.

Non-interest income was $3,116 million, an increase of $92 million, or 3%, reflecting higher transaction and fee-based revenue in the wealth business, higher insurance premiums, and a $47 million increase in the fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims, partially offset by lower fee income reflecting reduced customer activity, particularly in the credit cards business.

Assets under administration (AUA) were $434 billion as at July 31, 2020, an increase of $15 billion, or 4%, compared with the third quarter last year, reflecting new asset growth. Assets under management (AUM) were $366 billion as at July 31, 2020, an increase of $16 billion, or 5%, compared with the third quarter last year, reflecting market appreciation.

PCL was $951 million, an increase of $635 million, compared with the third quarter last year. PCL – impaired for the quarter was $372 million, an increase of $90 million, or 32%, reflecting higher provisions in the commercial and consumer lending portfolios. PCL – performing was $579 million, compared with $34 million last year primarily related to a significant deterioration in the economic outlook, including the impact of credit migration, with the increase reflected in the commercial and consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 0.86%, an increase of 57 bps.

Insurance claims and related expenses for the quarter were $805 million, an increase of $93 million, or 13%, compared with the third quarter last year. The increase reflects less favourable prior years’ claims development, higher severe weather-related events and a $37 million increase in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, partially offset by more favourable current year claims.

Reported non-interest expenses for the quarter were $2,533 million, flat compared with the third quarter last year. On an adjusted basis, non-interest expenses were $2,508 million, relatively flat compared with the third quarter last year.

The reported and adjusted efficiency ratios for the quarter were 42.0% and 41.6%, respectively, compared with 41.2% and 40.8%, respectively, in the third quarter last year.

Quarterly comparison – Q3 2020 vs. Q2 2020

Canadian Retail reported net income for the quarter increased $91 million, or 8%, compared with the prior quarter, reflecting lower PCL and lower non-interest expenses, partially offset by higher insurance claims. On an adjusted basis, net income increased $91 million, or 8%. The reported and adjusted annualized ROE for the quarter was 28.3% and 28.8%, respectively, compared with 27.2% and 27.8%, respectively, in the prior quarter.

Revenue increased $3 million, compared with the prior quarter. Net interest income decreased $92 million, or 3%, reflecting lower margins, partially offset by volume growth and the effect of more days in the third quarter. Average loan volumes were flat with further declines in credit card and unsecured lending balances, offset by continued growth in residential mortgages. Average deposit volumes increased $31 billion, or 9%, reflecting 7% growth in personal deposits, 11% growth in wealth deposits, and 11% growth in business deposits. Net interest margin was 2.68%, a decrease of 15 bps, reflecting lower interest rates.

Non-interest income increased $95 million, or 3%, reflecting higher Wealth and Insurance business revenues, partially offset by lower fee income reflecting reduced customer activity, particularly in the credit cards business.

AUA increased $28 billion, or 7%, and AUM increased $20 billion, or 6%, compared with the prior quarter, reflecting market appreciation and new asset growth.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 16

PCL decreased $202 million, or 18%, compared with the prior quarter. PCL – impaired increased by $7 million, compared with the prior quarter. PCL – performing was $579 million, a decrease of $209 million, reflecting a smaller increase to the performing allowance for credit losses this quarter, partially offset by a current quarter change related to staging sensitivity in the consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 0.86%, a decrease of 21 bps.

Insurance claims and related expenses for the quarter increased $134 million, or 20%, compared with the prior quarter. The increase reflects higher claims from severe weather-related events, less favourable prior years’ claims development and a $52 million increase in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, partially offset by more favourable current year claims.

Reported non-interest expenses decreased $55 million, or 2%, reflecting increase due to extra compensation for front line distribution and additional branch cleaning and security costs, offset by reduction in professional fees and other discretionary spend. On an adjusted basis, non-interest expenses decreased $54 million, or 2%, compared to the prior quarter.

The reported and adjusted efficiency ratios for the quarter were 42.0% and 41.6%, respectively, compared with 43.0% and 42.5%, respectively, in the prior quarter.

Year-to-date comparison – Q3 2020 vs. Q3 2019

Canadian Retail reported net income for the nine months ended July 31, 2020, was $4,224 million, a decrease of $894 million, or 17%. The decrease in earnings reflects higher PCL and insurance claims, partially offset by charges related to the agreement with Air Canada and the acquisition of Greystone in the prior year, and revenue growth. On an adjusted basis, net income for the period was $4,298 million, a decrease of $1,350 million, or 24%. The reported and adjusted annualized ROE for the period was 31.0% and 31.5%, respectively, compared with 38.8% and 42.9%, respectively, in the same period last year.

Revenue for the period was $18,304 million, an increase of $211 million, or 1%, compared with same period last year. Net interest income decreased $97 million, or 1%, reflecting lower margins, partially offset by volume growth and an additional calendar day this period. Average loan volumes increased $17 billion, or 4%, reflecting 3% growth in personal loans and 8% growth in business loans. Average deposit volumes increased $39 billion, or 12%, reflecting 10% growth in personal deposits, 12% growth in business deposits, and 22% growth in wealth deposits. Net interest margin was 2.82%, a decrease of 14 bps, reflecting lower interest rates.

Non-interest income increased $308 million, or 3%, reflecting higher transaction and fee-based revenue in the wealth business and strong premium growth on new customer acquisition in the insurance business, partially offset by lower fee income reflecting reduced customer activity, particularly in the credit cards business.

PCL was $2,495 million, an increase of $1,589 million. PCL – impaired was $1,057 million, an increase of $255 million, or 32%, reflecting higher provisions in the commercial and consumer lending portfolios, and volume growth. PCL – performing was $1,438 million, compared to $104 million for the same period last year, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration, with the increase reflected in the commercial and consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 0.76%, an increase of 47 bps.

Insurance claims and related expenses were $2,256 million, an increase of $174 million, or 8%. The increase reflects higher severe weather-related events and less favourable prior years’ claims development, partially offset by more favourable current year claims and a decrease in the fair value of investments supporting claims liabilities.

Reported non-interest expenses were $7,757 million, a decrease of $341 million, or 4%, compared with the same period last year. The decrease primarily reflects prior year charges related to the agreement with Air Canada. On an adjusted basis, non-interest expenses were $7,682 million, an increase of $278 million, or 4%, reflecting higher spend supporting business growth including investment in front-line staff, volume-driven expenses, and changes in pension costs.

The reported and adjusted efficiency ratios for the period were 42.4% and 42.0%, respectively, compared with 44.8% and 40.9%, respectively, for the same period last year.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 17

TABLE 12:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the nine months ended
Canadian Dollars	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Net interest income	$2,256	$2,311	$2,241	$6,763	$6,719

Non-interest income	595	491	745	1,792	2,123
Total revenue	2,851	2,802	2,986	8,555	8,842
Provision for credit losses – impaired	290	287	184	850	668

Provision for credit losses – performing	607	850	71	1,503	119
Total provision for credit losses	897	1,137	255	2,353	787
Non-interest expenses	1,646	1,680	1,604	4,919	4,742

Provision for (recovery of) income taxes	(48)	(117)	134	(120)	386
U.S. Retail Bank net income	356	102	993	1,403	2,927

Equity in net income of an investment in TD Ameritrade[1]	317	234	294	752	863
Net income	$673	$336	$1,287	$2,155	$3,790

U.S. Dollars
Net interest income	$1,648	$1,679	$1,686	$4,995	$5,050

Non-interest income	437	358	561	1,331	1,596
Total revenue	2,085	2,037	2,247	6,326	6,646
Provision for credit losses – impaired	211	208	138	627	502

Provision for credit losses – performing	444	606	53	1,085	89
Total provision for credit losses	655	814	191	1,712	591
Non-interest expenses	1,205	1,218	1,208	3,633	3,565

Provision for (recovery of) income taxes	(35)	(82)	101	(83)	290
U.S. Retail Bank net income	260	87	747	1,064	2,200

Equity in net income of an investment in TD Ameritrade[1]	230	174	220	556	650
Net income	$490	$261	$967	$1,620	$2,850

Selected volumes and ratios
Return on common equity[2]	6.7%	3.7%	12.9%	7.3%	12.9%
Net interest margin[3]	2.50	2.93	3.27	2.83	3.36

Efficiency ratio	57.8	59.8	53.8	57.4	53.6
Assets under administration (billions of U.S. dollars)	$23	$21	$20	$23	$20

Assets under management (billions of U.S. dollars)	40	38	43	40	43
Number of U.S. retail stores	1,220	1,220	1,238	1,220	1,238

Average number of full-time equivalent staff	26,408	26,389	26,590	26,353	26,729
[1]	The after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade is recorded in the Corporate segment with other acquired intangibles.
[2]	Capital allocated to the business segment was decreased to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.
[3]

Net interest margin excludes the impact related to the TD Ameritrade insured deposit accounts and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q3 2020 vs. Q3 2019

U.S. Retail net income for the quarter was $673 million (US$490 million), a decrease of $614 million (US$477 million), or 48% (49% in U.S. dollars), compared with the third quarter last year. The annualized ROE for the quarter was 6.7%, compared with 12.9%, in the third quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade. Net income for the quarter from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade were $356 million (US$260 million) and $317 million (US$230 million), respectively.

The contribution from TD Ameritrade was US$230 million, an increase of US$10 million, or 5%, compared with the third quarter last year, primarily reflecting higher trading volumes, partially offset by reduced trading commissions, lower asset-based revenue, and higher operating expenses.

U.S. Retail Bank net income of US$260 million for the quarter decreased US$487 million, or 65%, reflecting higher PCL and lower revenue.

U.S. Retail Bank revenue is derived from the personal and business banking and wealth management businesses. Revenue for the quarter was US$2,085 million, a decrease of US$162 million, or 7%, compared with the third quarter last year. Net interest income decreased US$38 million, as lower deposit margins were partially offset by growth in loan and deposit volumes. Net interest margin was 2.50%, a decrease of 77 bps, primarily reflecting lower deposit margins and higher cash and deposit balances. Non-interest income decreased US$124 million, or 22%, primarily reflecting lower deposit and credit card fees as a result of higher deposit balances and reduced customer activity.

Average loan volumes increased US$17 billion, or 11%, compared with the third quarter last year. Personal and business loans increased 6% and 15%, respectively, with the increase in business loans reflecting increased draws on commercial lines of credit and originations under the SBA PPP. Average deposit volumes increased US$77 billion, or 29%, reflecting a 38% increase in business deposits, a 37% increase in sweep deposits, and a 14% increase in personal deposits.

AUA were US$23 billion as at July 31, 2020, an increase of US$3 billion, or 13%, compared with the third quarter last year, reflecting growth in private banking volumes. AUM were US$40 billion as at July 31, 2020, a decrease of US$3 billion, or 7%, compared with the third quarter last year, reflecting net outflows.

PCL for the quarter was US$655 million, an increase of US$464 million, compared with the third quarter last year. PCL – impaired was US$211 million, an increase of US$73 million, or 53%, primarily reflecting higher provisions in the consumer lending portfolios. PCL – performing was US$444 million, an increase of US$391 million compared to the third quarter last year, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration, with the increase largely reflected in the commercial lending portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 1.51%, an increase of 103 bps, compared with the third quarter last year.

Non-interest expenses for the quarter were US$1,205 million, a decrease of US$3 million, compared with the third quarter last year, reflecting productivity savings, partially offset by higher legal provisions and costs to support government programs.

The efficiency ratio for the quarter was 57.8%, compared with 53.8%, in the third quarter last year.

Quarterly comparison – Q3 2020 vs. Q2 2020

U.S. Retail net income of $673 million (US$490 million) increased $337 million (US$229 million), compared with the prior quarter. The annualized ROE for the quarter was 6.7%, compared with 3.7% in the prior quarter.

The contribution from TD Ameritrade increased US$56 million, or 32%, compared with the prior quarter, primarily reflecting higher trading volumes, partially offset by lower asset-based revenue and reduced trading commissions.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 18

U.S. Retail Bank net income for the quarter was US$260 million, an increase of US$173 million, compared with the prior quarter, reflecting lower PCL and higher non-interest income.

Revenue for the quarter increased US$48 million, or 2%, compared with the prior quarter. Net interest income decreased US$31 million, or 2%, as lower deposit margins were partially offset by growth in loan and deposit volumes. Net interest margin was 2.50%, a decrease of 43 bps, primarily reflecting lower deposit margins and higher cash and deposit balances. Non-interest income increased US$79 million, or 22%, primarily reflecting higher valuation of certain investments, partially offset by lower deposit and credit card fees as a result of higher deposit balances and reduced customer activity.

Average loan volumes increased US$9 billion, or 5%, compared with the prior quarter. Business loans increased 10%, reflecting originations under the SBA PPP. Average deposit volumes increased US$37 billion, or 12%, reflecting a 21% increase in business deposits, a 9% increase in sweep deposits, and an 8% increase in personal deposits.

AUA were US$23 billion as at July 31, 2020, an increase of US$2 billion, or 7%, compared with the prior quarter, primarily reflecting market appreciation and growth in private banking volumes. AUM were US$40 billion as at July 31, 2020, an increase of US$2 billion, or 6%, compared with the prior quarter, reflecting market appreciation.

PCL for the quarter decreased US$159 million, compared with the prior quarter. PCL – impaired increased US$3 million, compared to the prior quarter. PCL – performing was US$444 million, a decrease of US$162 million, reflecting a smaller increase to the performing allowance for credit losses this quarter. Performing provisions in the current quarter were largely recorded in the commercial lending portfolio. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 1.51%, or a decrease of 52 bps.

Non-interest expenses for the quarter were US$1,205 million, a decrease of US$13 million, or 1%, primarily reflecting a prior quarter increase in legal provisions, partially offset by the timing of certain expenses across quarters.

Income taxes reflect a recovery of US$35 million, compared to a recovery of US$82 million in the prior quarter, a decrease of US$47 million, or 57%, primarily reflecting higher pre-tax income, partially offset by higher provisions related to changes in tax law in the prior quarter.

The efficiency ratio for the quarter was 57.8%, compared with 59.8% in the prior quarter.

Year-to-date comparison – Q3 2020 vs. Q3 2019,

U.S. Retail net income for the nine months ended July 31, 2020, was $2,155 million (US$1,620 million), a decrease of $1,635 million (US$1,230 million), or 43% (43% in U.S. dollars), compared with the same period last year. The annualized ROE for the period was 7.3%, compared with 12.9%, in the same period last year.

Net income for the period from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade was $1,403 million (US$1,064 million) and $752 million (US$556 million), respectively.

The contribution from TD Ameritrade was US$556 million, a decrease of US$94 million, or 14%, compared with the same period last year, primarily reflecting reduced trading commissions, lower asset-based revenue, and higher operating expenses, partially offset by higher trading volumes.

U.S. Retail Bank net income for the period was US$1,064 million, a decrease of US$1,136 million, or 52%, compared with the same period last year, primarily reflecting higher PCL and lower revenue, partially offset by lower taxes.

Revenue for the period was US$6,326 million, a decrease of US$320 million, or 5%, compared with same period last year. Net interest income decreased US$55 million, or 1%, as lower deposit margins were partially offset by growth in loan and deposit volumes. Net interest margin was 2.83%, a decrease of 53 bps, primarily reflecting lower deposit margins and higher cash and deposit balances. Non-interest income decreased US$265 million, or 17%, reflecting lower deposit and credit card fees as a result of higher deposit balances and reduced customer activity, and valuation of certain investments.

Average loan volumes increased US$12 billion, or 7%, compared with the same period last year, reflecting growth of 7% in both personal and business loans. Average deposit volumes increased US$44 billion, or 16%, reflecting a 21% increase in sweep deposits, a 21% increase in business deposits, and an 8% increase in personal deposit deposits.

PCL was US$1,712 million, an increase of US$1,121 million, compared with the same period last year. PCL – impaired was US$627 million, an increase of US$125 million, or 25%, primarily reflecting higher provisions in the consumer lending portfolios. PCL – performing was US$1,085 million, an increase of US$996 million compared to the same period last year, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration, with the increase reflected across the commercial, credit card, and auto lending portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 1.40%, an increase of 89 bps.

Non-interest expenses for the period were US$3,633 million, an increase of US$68 million, or 2%, compared with the same period last year, reflecting increases in legal provisions and costs to support customers and employees during the pandemic, partially offset by productivity savings and a reduction in operating expenses reflecting the adoption of IFRS 16.

Income taxes reflect a recovery of US$83 million, compared to a provision of US$290 million in the same period last year, a decrease of US$373 million, primarily reflecting lower pre-tax income and changes to the estimated liability for uncertain tax positions, partially offset by higher provisions related to changes in tax law.

The efficiency ratio for the period was 57.4%, compared with 53.6%, for the same period last year.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 7, Investment in Associates and Joint Ventures of the Bank’s Interim Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 19

TABLE 13:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Net interest income (TEB)	$531	$493	$198	$1,381	$633

Non-interest income	866	768	716	2,323	1,750
Total revenue	1,397	1,261	914	3,704	2,383
Provision for (recovery of) credit losses – impaired	52	194	12	298	12

Provision for (recovery of) credit losses – performing	71	180	(11)	216	(9)
Total provision for (recovery of) credit losses	123	374	1	514	3
Non-interest expenses	669	616	594	1,937	1,793

Provision for (recovery of) income taxes (TEB)	163	62	75	321	139
Net income (loss)	$442	$209	$244	$932	$448

Selected volumes and ratios
Trading-related revenue (TEB)	$942	$625	$500	$2,179	$1,162
Average gross lending portfolio (billions of Canadian dollars)[1]	69.4	65.5	49.6	63.3	48.8
Return on common equity[2]	19.7%	10.4%	13.4%	14.9%	8.2%

Efficiency ratio	47.9	48.9	65.0	52.3	75.2

Average number of full-time equivalent staff	4,632	4,549	4,594	4,566	4,525

[1]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses.
[2]	Capital allocated to the business segment was decreased to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

Quarterly comparison – Q3 2020 vs. Q3 2019

Wholesale Banking net income for the quarter was $442 million, an increase of $198 million, or 81%, compared with the third quarter last year, reflecting higher revenue, partially offset by higher PCL and higher non-interest expenses.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,397 million, an increase of $483 million, or 53%, compared with the third quarter last year, reflecting higher trading-related revenue and higher underwriting fees.

PCL for the quarter was $123 million, compared with $1 million in the third quarter last year. PCL – impaired was $52 million reflecting credit migration largely in the oil & gas sector. PCL – performing was $71 million, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration.

Non-interest expenses were $669 million, an increase of $75 million, or 13%, compared with the third quarter last year, primarily reflecting higher variable compensation.

Quarterly comparison – Q3 2020 vs. Q2 2020

Wholesale Banking net income for the quarter was $442 million, an increase in net income of $233 million, compared with the prior quarter, reflecting higher revenue and lower PCL, partially offset by higher non-interest expenses.

Revenue for the quarter increased $136 million, or 11%, reflecting higher trading-related revenue primarily in equity trading, partially offset by lower other revenue.

PCL for the quarter decreased by $251 million. PCL – impaired was $52 million, a decrease of $142 million reflecting less credit migration in the current quarter. PCL – performing was $71 million, a decrease of $109 million, reflecting a smaller increase to the performing allowance for credit losses this quarter.

Non-interest expenses for the quarter increased $53 million, or 9%, reflecting higher variable compensation, partially offset by lower volume related expenses and lower impact of foreign exchange translation.

Year-to-date comparison – Q3 2020 vs. Q3 2019

Wholesale Banking net income for the nine months ended July 31, 2020 was $932 million, an increase of $484 million, compared with the same period last year, reflecting higher revenue, partially offset by higher PCL and higher non-interest expenses.

Revenue was $3,704 million, an increase of $1,321 million, or 55%, reflecting higher trading-related revenue, higher underwriting fees, and higher loan fees.

PCL was $514 million, an increase of $511 million. PCL – impaired was $298 million reflecting credit migration largely in the oil & gas sector. PCL – performing was $216 million, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration.

Non-interest expenses were $1,937 million, an increase of $144 million, or 8%, reflecting higher variable compensation, higher volume related expenses, and the impact of foreign exchange translation.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 20

TABLE 14:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Net income (loss) – reported	$(130)	$(202)	$(173)	$(559)	$(526)
Adjustments for items of note[1]
Amortization of intangibles before income taxes	63	68	75	201	233

Less: impact of income taxes	9	9	11	29	36
Net income (loss) – adjusted	$(76)	$(143)	$(109)	$(387)	$(329)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(153)	$(199)	$(156)	$(531)	$(514)
Other	77	56	47	144	167

Non-controlling interests	–	–	–	–	18
Net income (loss) – adjusted	$(76)	$(143)	$(109)	$(387)	$(329)

Selected volumes

Average number of full-time equivalent staff	17,889	17,833	17,277	17,726	16,739

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q3 2020 vs. Q3 2019

Corporate segment’s reported net loss for the quarter was $130 million, compared with a reported net loss of $173 million in the third quarter last year. The $43 million decrease primarily reflects a higher contribution from other items. Other items increased $30 million primarily reflecting the positive impact of tax items. Net corporate expenses decreased $3 million as compared to the same quarter last year. Adjusted net loss was $76 million compared with an adjusted net loss of $109 million in the third quarter last year.

Quarterly comparison – Q3 2020 vs. Q2 2020

Corporate segment’s reported net loss for the quarter was $130 million, compared with a reported net loss of $202 million in the prior quarter. The $72 million decrease primarily reflects lower net corporate expenses and a higher contribution from other items. Net corporate expenses decreased $46 million from the prior quarter reflecting the timing of regulatory fees and lower employee-related benefits claims. Other items increased $21 million primarily reflecting higher revenue from treasury and balance sheet management activities. Adjusted net loss was $76 million compared with an adjusted net loss of $143 million in the prior quarter.

Year-to-date comparison – Q3 2020 vs. Q3 2019

Corporate segment’s reported net loss for the nine months ended July 31, 2020 was $559 million, compared with a reported net loss of $526 million in the same period last year. The $33 million increase primarily reflects a smaller contribution from other items, a contribution from non-controlling interests in the prior period, and higher net corporate expenses. Other items decreased $23 million, largely reflecting lower revenue from treasury and balance sheet management activities and an unfavourable adjustment relating to hedge accounting in the current period. Net corporate expenses increased $17 million as compared to the same period last year. Adjusted net loss for the nine months ended July 31, 2020 was $387 million, compared with an adjusted net loss of $329 million in the same period last year.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 21

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 15:  QUARTERLY RESULTS

(millions of Canadian dollars, except as noted)				For the three months ended
			2020				2019	2018
	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Net interest income	$6,483	$6,460	$6,301	$6,175	$6,024	$5,872	$5,860	$5,756

Non-interest income	4,182	4,068	4,308	4,165	4,475	4,356	4,138	4,380
Total revenue	10,665	10,528	10,609	10,340	10,499	10,228	9,998	10,136
Provision for credit losses	2,188	3,218	919	891	655	633	850	670
Insurance claims and related expenses	805	671	780	705	712	668	702	684
Non-interest expenses	5,307	5,121	5,467	5,543	5,374	5,248	5,855	5,366
Provision for (recovery of) income taxes	445	250	659	646	813	773	503	691

Equity in net income of an investment in TD Ameritrade	328	247	205	301	303	266	322	235
Net income – reported	2,248	1,515	2,989	2,856	3,248	3,172	2,410	2,960
Pre-tax adjustments for items of note[1]
Amortization of intangibles	63	68	70	74	75	78	80	76
Charges related to the long-term loyalty agreement with Air Canada	–	–	–	–	–	–	607	–
Charges associated with the acquisition of Greystone	25	26	24	30	26	30	31	–

Charges associated with the Scottrade transaction[2]	–	–	–	–	–	–	–	25
Total pre-tax adjustments for items of note	88	94	94	104	101	108	718	101

Less: Impact of income taxes	9	10	11	14	11	14	175	13
Net income – adjusted	2,327	1,599	3,072	2,946	3,338	3,266	2,953	3,048

Preferred dividends	68	68	67	68	62	62	60	51
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	$2,259	$1,531	$3,005	$2,878	$3,276	$3,204	$2,893	$2,997
Attributable to:
Common shareholders – adjusted	$2,259	$1,531	$3,005	$2,878	$3,276	$3,204	$2,875	$2,979
Non-controlling interests – adjusted	–	–	–	–	–	–	18	18

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.21	$0.80	$1.61	$1.54	$1.75	$1.70	$1.27	$1.58
Adjusted	1.25	0.85	1.66	1.59	1.79	1.75	1.57	1.63
Diluted earnings per share
Reported	1.21	0.80	1.61	1.54	1.74	1.70	1.27	1.58
Adjusted	1.25	0.85	1.66	1.59	1.79	1.75	1.57	1.63
Return on common equity – reported	10.0%	6.9%	14.2%	13.6%	15.8%	16.5%	12.2%	15.8%
Return on common equity – adjusted	10.4	7.3	14.6	14.0	16.2	17.0	15.0	16.3

(billions of Canadian dollars, except as noted)
Average earning assets	$1,494	$1,374	$1,292	$1,264	$1,240	$1,191	$1,200	$1,183

Net interest margin	1.73%	1.91%	1.94%	1.94%	1.93%	2.02%	1.94%	1.93%

[1]

For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document. For further explanations of items of note for the quarters ended January 31, 2020, April 30, 2019, and January 31, 2019, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of the Report to Shareholders for such quarter. For further explanations of items of note for the quarters ended October 31, 2019 and October 31, 2018, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of the earnings news release for the three months and twelve months ended October 31, 2019 and October 31, 2018, issued on December 5, 2019 and November 29, 2018, respectively.

[2]

On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade, together with the Bank’s purchase of TD Ameritrade shares issued in connection with TD Ameritrade’s acquisition of Scottrade (the “Scottrade transaction”). Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include charges associated with the Bank’s acquisition of Scottrade Bank and the after-tax amounts for the Bank’s share of charges associated with TD Ameritrade’s acquisition of Scottrade. These amounts were reported in the U.S. Retail segment.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 22

BALANCE SHEET REVIEW

TABLE 16:  SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS

(millions of Canadian dollars)		As at
	July 31, 2020	October 31, 2019
Assets
Cash and interest-bearing deposits with banks	$166,929	$30,446
Trading loans, securities, and other	144,771	146,000
Non-trading financial assets at fair value through profit or loss	10,675	6,503
Derivatives	77,320	48,894
Financial assets designated at fair value through profit or loss	6,385	4,040
Financial assets at fair value through other comprehensive income	117,457	111,104
Debt securities at amortized cost, net of allowance for credit losses	200,111	130,497
Securities purchased under reverse repurchase agreements	159,672	165,935
Loans, net of allowance for loan losses	721,447	684,608

Other	92,538	87,263

Total assets	$1,697,305	$1,415,290
Liabilities
Trading deposits	$22,118	$26,885
Derivatives	80,685	50,051
Financial liabilities designated at fair value through profit or loss	100,339	105,131
Deposits	1,091,278	886,977
Obligations related to securities sold under repurchase agreements	171,881	125,856
Subordinated notes and debentures	12,477	10,725

Other	126,061	121,964

Total liabilities	1,604,839	1,327,589

Total equity	92,466	87,701
Total liabilities and equity	$1,697,305	$1,415,290

Total assets were $1,697 billion as at July 31, 2020, an increase of $282 billion, or 20%, from October 31, 2019. The increase reflects cash and interest-bearing deposits with banks of $136 billion, debt securities at amortized cost (DSAC), net of allowance for credit losses, of $70 billion, loans, net of allowances for loan losses of $37 billion, derivatives of $28 billion, financial assets at fair value through other comprehensive income (FVOCI) of $6 billion, non-trading financial assets at fair value through profit or loss of $4 billion, financial assets designated at fair value through profit or loss of $2 billion, and other assets of $6 billion. The increase was partially offset by a decrease in securities purchased under reverse repurchase agreements of $6 billion and trading loans, securities, and other of $1 billion. The change in the U.S. dollar from the prior fiscal year end increased assets by $10 billion, or approximately 1%.

Cash and interest-bearing deposits with banks increased $136 billion reflecting growth in customer deposits.

Trading loans, securities, and other decreased $1 billion reflecting a reduction in equity trading positions, partially offset by an increase in government issued securities.

Non-trading financial assets at fair value through profit or loss increased $4 billion reflecting increased investment in securitized assets.

Derivatives increased $28 billion reflecting higher mark-to-market values on interest rate swaps and cross currency swaps.

Financial assets designated at fair value through profit or loss increased $2 billion reflecting new investments in government issued securities.

Financial assets at FVOCI increased $6 billion reflecting new investments, partially offset by maturities.

Debt securities at amortized cost, net of allowance for credit losses increased $70 billion reflecting new investments in government issued securities, partially offset by maturities.

Securities purchased under reverse repurchase agreements decreased $6 billion reflecting lower volumes.

Loans (net of allowance for loan losses) increased $37 billion reflecting growth in business and government loans, residential mortgages and the impact of foreign exchange translation, partially offset by a reduction in credit card loans.

Other assets increased $6 billion reflecting the impact of right-of-use (ROU) assets recorded upon adoption of IFRS 16, Leases (IFRS 16).

Total liabilities were $1,605 billion as at July 31, 2020, an increase of $277 billion, or 21%, from October 31, 2019. The increase reflects deposits of $204 billion, obligations related to securities sold under repurchase agreements of $46 billion, derivatives of $31 billion, subordinated notes and debentures of $2 billion, and other liabilities of $4 billion. The increase was partially offset by decreases in financial liabilities designated at fair value through profit or loss of $5 billion and in trading deposits of $5 billion. The change in the U.S. dollar from the prior fiscal year end increased liabilities by $11 billion, or approximately 1%.

Trading deposits decreased $5 billion reflecting maturities.

Derivatives increased $31 billion reflecting higher mark-to-market values on interest rate swaps and cross currency swaps.

Financial liabilities designated at fair value through profit and loss decreased $5 billion reflecting maturities, partially offset by new issuances of funding instruments.

Deposits increased $204 billion reflecting growth in personal deposits, business and government deposits, and the impact of foreign exchange translation.

Obligations related to securities sold under repurchase agreements increased $46 billion reflecting participation in Bank of Canada liquidity and funding programs and an increase in volumes.

Subordinated notes and debentures increased $2 billion reflecting new issuances, partially offset by maturities.

Other liabilities increased $4 billion reflecting the impact of lease liabilities recorded upon adoption of IFRS 16 and obligations to securities sold short, partially offset by amounts payable to brokers, dealers, and clients due to unsettled and pending trades.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 23

Equity was $92 billion as at July 31, 2020, an increase of $5 billion, or 5%, from October 31, 2019. The increase reflects higher comprehensive income reflecting gains on cash flow hedges and foreign exchange translation, increased retained earnings, and increased issuance of common shares.

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q3 2020 vs. Q3 2019

Gross impaired loans excluding Federal Deposit Insurance Corporation (FDIC) covered loans and other ACI loans, were $3,821 million as at July 31, 2020, an increase of $876 million, or 30%, compared with the third quarter last year. Canadian Retail gross impaired loans increased $348 million, or 34%, compared with the third quarter last year, reflecting new formations outpacing resolutions, including the cessation of certain enforcement activities in response to COVID-19 in consumer lending. U.S. Retail gross impaired loans increased $204 million, or 11%, compared with the third quarter last year, largely reflecting new formations in the commercial lending portfolio, primarily related to government guaranteed loans, partially offset by resolutions outpacing formations in the consumer lending portfolios and the impact of foreign exchange. Wholesale gross impaired loans increased $324 million, compared with the third quarter last year, reflecting credit migration, largely in the oil & gas sector. Net impaired loans were $2,609 million as at July 31, 2020, an increase of $372 million, compared with the third quarter last year, reflecting new formations outpacing resolutions, including the cessation of certain enforcement activities in response to COVID-19 in Canadian consumer lending and new formations in the U.S. commercial lending portfolios.

The allowance for credit losses of $9,227 million as at July 31, 2020 was comprised of Stage 3 allowance for impaired loans of $1,258 million, Stage 2 allowance of $4,662 million and Stage 1 allowance of $3,300 million, and the allowance for debt securities of $7 million. The Stage 1 and 2 allowances are for performing loans and off-balance sheet instruments.

The Stage 3 allowance for loan losses increased $529 million, or 73%, largely reflecting credit migration in the Wholesale Banking and Canadian Commercial lending portfolios. The Stage 1 and Stage 2 allowance for loan losses increased $3,837 million, or 93%, reflecting a significant deterioration in the economic outlook related to the COVID-19 pandemic, including the impact of credit migration, and the impact of foreign exchange. The change in the economic outlook incorporates a material increase in unemployment and assumes a gradual recovery where economic activity does not return to pre-crisis levels for an extended period. The allowance increase for consumer lending was reflected across all products and included $556 million attributable to the partner’s share of the U.S. strategic cards portfolio. The Business and Government allowance increase was reflected across multiple industries, including the oil & gas sector.

The allowance for debt securities increased by $3 million compared with the third quarter last year.

Forward-looking information, including macroeconomic variables deemed to be predictive of ECLs based on the Bank’s experience, is used to determine ECL scenarios and associated probability weights to determine the probability-weighted ECLs. Each quarter, all base forecast macroeconomic variables are refreshed, resulting in new upside and downside macroeconomic scenarios. Macroeconomic variables are statistically derived relative to the base forecast based on historical distributions for each variable. This process was followed for the upside forecast. For the downside forecast, similar to the prior quarter, macroeconomic variables were based on plausible scenario analysis of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. The probability weightings assigned to each ECL scenario are also reviewed each quarter and updated as required, as part of the Bank’s ECL governance process. As a result of periodic reviews and quarterly updates, the allowance for credit losses may be revised to reflect updates in statistically derived loss estimates based on the Bank’s recent loss experience and its forward-looking views, including the impact of COVID-19. The Bank periodically reviews the methodology and has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk. Refer to Note 3 of the Bank’s third quarter 2020 Interim Consolidated Financial Statements for further details on forward-looking information.

The probability-weighted allowance for credit losses reflects the Bank’s forward-looking views, including its estimate of the potential impact of COVID-19. The Bank continues to monitor the effects of COVID-19. The Bank has introduced several customer assistance initiatives including payment deferrals and government assistance programs. Consistent with regulatory guidance, participation in these programs does not, in and of itself, trigger stage migration. To the extent that certain anticipated effects of COVID-19 cannot be fully incorporated into quantitative models, management continues to exercise expert credit judgment in determining the amount of ECLs by considering reasonable and supportable information. There remains considerable uncertainty regarding the impact of the COVID-19 pandemic, and as the situation unfolds, the allowance for credit losses will be refined in future quarters. Refer to Note 3 of the Bank’s third quarter 2020 Interim Consolidated Financial Statements for additional detail.

Since the beginning of fiscal 2020, West Texas Intermediate crude oil prices fell from approximately US$55 per barrel to US$40 as at July 31, 2020. Within the Wholesale and Commercial portfolios, the Bank had $5.2 billion of drawn exposure to oil and gas producers and services as at July 31, 2020, representing less than 1% of the Bank’s total gross loans and acceptances outstanding. Of the $5.2 billion drawn exposure, $0.4 billion is to investment grade borrowers and $4.8 billion to non-investment grade borrowers based on the Bank’s internal rating system. The oil and gas exposure is broadly diversified and consistent with the Bank’s North American strategy. Within the retail credit portfolios, the Bank had $62 billion of consumer and small business outstanding exposure in Alberta, Saskatchewan, and Newfoundland and Labrador as at July 31, 2020, the regions most impacted by lower oil prices. Excluding real estate secured lending, consumer and small business banking drawn exposure represents 2% of the Bank’s total gross loans and acceptances outstanding. The Bank regularly conducts stress testing on its credit portfolios and, at this time, based on the Bank’s most recent reviews, potential losses associated with the Bank’s exposure to oil and gas producers and services are expected to be manageable.

The Bank calculates allowances for ECLs on debt securities measured at amortized cost and FVOCI. The Bank has $312 billion in such debt securities of which $312 billion are performing securities (Stage 1 and 2) and none are impaired (Stage 3). The allowance for credit losses on DSAC and debt securities at FVOCI was $2 million and $5 million, respectively.

Quarterly comparison – Q3 2020 vs. Q2 2020

Gross impaired loans, excluding FDIC covered loans and other ACI loans, increased $215 million, or 6%, compared with the prior quarter largely reflecting an increase in the U.S. and Canadian commercial lending portfolios, and the cessation of certain enforcement activities in response to COVID-19 in consumer lending, partially offset by the impact of foreign exchange. Impaired loans net of allowance increased $94 million, or 4%, compared with the prior quarter.

The allowance for credit losses of $9,227 million as at July 31, 2020 was comprised of Stage 3 allowance for impaired loans of $1,258 million, Stage 2 allowance of $4,662 million and Stage 1 allowance of $3,300 million. The Stage 1 and 2 allowances are for performing loans and off-balance sheet instruments, and the allowance for debt securities of $7 million. The Stage 3 allowance for loan losses increased $111 million, or 10%, largely reflecting credit migration in the Canadian commercial and Wholesale lending portfolios. The Stage 1 and Stage 2 allowance for loan losses increased $1,193 million, or 18%, reflecting deterioration in the economic outlook related to the COVID-19 pandemic, including the impact of credit migration, partially offset by the impact of foreign exchange. The allowance increase for consumer lending was across all portfolios and included $39 million attributable to the partner’s share of the U.S. strategic cards portfolio. The Business and Government allowance increase was reflected across multiple industries.

The allowance for debt securities decreased by $6 million compared to the prior quarter.

For further details on loans, impaired loans, allowance for credit losses, and on the Bank’s use of forward-looking information and macroeconomic variables in determining its allowance for credit losses, refer to Note 6 of the Bank’s third quarter 2020 Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 24

TABLE 17: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Personal, Business, and Government Loans[1]
Impaired loans as at beginning of period	$3,606	$3,207	$3,296	$3,032	$3,154
Classified as impaired during the period	1,708	1,783	1,459	5,180	4,521
Transferred to performing during the period	(297)	(288)	(335)	(842)	(1,024)
Net repayments	(278)	(289)	(374)	(987)	(1,103)
Disposals of loans	–	(15)	(278)	(15)	(292)
Amounts written off	(828)	(899)	(790)	(2,575)	(2,325)
Recoveries of loans and advances previously written off	–	–	–	–	–

Exchange and other movements	(90)	107	(33)	28	14
Impaired loans as at end of period	$3,821	$3,606	$2,945	$3,821	$2,945

[1]	Excludes FDIC covered loans and other ACI loans.

TABLE 18: ALLOWANCE FOR CREDIT LOSSES

(millions of Canadian dollars, except as noted)			As at
	July 31 2020	April 30 2020	July 31 2019
Allowance for loan losses for on-balance sheet loans
Stage 1 allowance for loan losses	$2,841	$2,725	$1,717
Stage 2 allowance for loan losses	4,070	3,099	1,330

Stage 3 allowance for loan losses	1,222	1,101	722
Total allowance for loan losses for on-balance sheet loans	8,133	6,925	3,769
Allowance for off-balance sheet instruments[1]
Stage 1 allowance for loan losses	459	407	608
Stage 2 allowance for loan losses	592	538	470

Stage 3 allowance for loan losses	36	46	7

Total allowance for off-balance sheet instruments	1,087	991	1,085
Allowance for loan losses	9,220	7,916	4,854

Allowance for debt securities	7	13	4
Allowance for credit losses	$9,227	$7,929	$4,858
Impaired loans, net of allowance[2,3]	$2,609	$2,515	$2,237
Net impaired loans as a percentage of net loans[2,3]	0.35%	0.33%	0.32%

Provision for credit losses as a percentage of net average loans and acceptances	1.17	1.76	0.38

[1]	In the fourth quarter of 2019, the Bank revised its allocation methodology for the reporting of Allowance for Credit Losses for off-balance sheet instruments for certain retail portfolios.
[2]	Excludes FDIC covered loans and other ACI loans.
[3]	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank’s real estate secured lending portfolio against potential losses caused by borrowers’ default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist.

TABLE 19: CANADIAN REAL ESTATE SECURED LENDING1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					July 31, 2020
Total	$207,703	$58,545	$266,248	$33,982	$300,230

					October 31, 2019
Total	$200,952	$56,503	$257,455	$34,550	$292,005

[1]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 25

TABLE 20: REAL ESTATE SECURED LENDING1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								July 31, 2020
Canada
Atlantic provinces	$3,222	1.6%	$3,049	1.5%	$329	0.4%	$1,320	1.4%	$3,551	1.2%	$4,369	1.5%
British Columbia[4]	10,161	4.9	28,909	13.9	1,722	1.9	15,693	17.0	11,883	4.0	44,602	14.9
Ontario[4]	29,047	14.0	76,481	36.7	6,086	6.6	45,644	49.2	35,133	11.6	122,125	40.6
Prairies[4]	21,661	10.4	16,640	8.0	2,788	3.0	11,165	12.1	24,449	8.1	27,805	9.3

Québec	8,441	4.1	10,092	4.9	1,031	1.1	6,749	7.3	9,472	3.2	16,841	5.6

Total Canada	72,532	35.0%	135,171	65.0%	11,956	13.0%	80,571	87.0%	84,488	28.1%	215,742	71.9%
United States	994		37,440		–		11,332		994		48,772
Total	$73,526		$172,611		$11,956		$91,903		$85,482		$264,514
								October 31, 2019
Canada
Atlantic provinces	$3,340	1.7%	$2,861	1.4%	$363	0.4%	$1,297	1.4%	$3,703	1.3%	$4,158	1.4%
British Columbia[4]	10,944	5.4	26,395	13.1	1,872	2.1	15,302	16.8	12,816	4.4	41,697	14.3
Ontario[4]	31,299	15.6	69,399	34.5	6,650	7.3	43,970	48.3	37,949	13.0	113,369	38.8
Prairies[4]	22,283	11.1	16,062	8.0	3,008	3.3	11,125	12.2	25,291	8.7	27,187	9.3

Québec	8,823	4.4	9,546	4.8	1,149	1.3	6,317	6.9	9,972	3.4	15,863	5.4

Total Canada	76,689	38.2%	124,263	61.8%	13,042	14.4%	78,011	85.6%	89,731	30.8%	202,274	69.2%

United States	938		33,750		–		11,549		938		45,299
Total	$77,627		$158,013		$13,042		$89,560		$90,669		$247,573

[1]	Geographic location is based on the address of the property mortgaged.
[2]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[3]

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

[4]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 21: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION1,2

									As at
	<5 years	5– <10 years	10– <15 years	15– <20 years	20– <25 years	25– <30 years	30– <35 years	>=35 years	Total
							July 31, 2020
Canada	1.0%	3.4%	6.9%	20.1%	45.1%	22.9%	0.6%	–%	100%

United States	5.4	5.0	4.8	6.2	22.2	53.8	2.4	0.2	100
Total	1.7%	3.7%	6.6%	17.9%	41.5%	27.8%	0.8%	–%	100%
							October 31, 2019
Canada	1.0%	3.6%	6.5%	16.2%	44.2%	27.8%	0.7%	–%	100%

United States	4.8	6.3	4.8	6.1	25.8	49.9	2.0	0.3	100
Total	1.6%	4.0%	6.3%	14.7%	41.4%	31.1%	0.9%	–%	100%

[1]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[2]	Percentage based on outstanding balance.

TABLE 22: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired1,2,3

	For the three months ended
	Residential mortgages	Home equity lines of credit[4,5]	Total	Residential mortgages	Home equity lines of credit[4,5]	Total
		July 31, 2020			October 31, 2019
Canada
Atlantic provinces	74%	72%	74%	73%	69%	72%
British Columbia[6]	67	63	66	67	62	65
Ontario[6]	69	66	68	68	65	67
Prairies[6]	74	71	73	73	70	72

Québec	73	72	73	73	72	73

Total Canada	69	66	68	69	66	68

United States	68	62	66	70	62	68
Total	69%	66%	68%	69%	65%	68%

[1]	Geographic location is based on the address of the property mortgaged.
[2]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[3]	Based on house price at origination.
[4]	HELOCs loan-to-value includes first position collateral mortgage if applicable.
[5]	HELOC fixed rate advantage option is included in loan-to-value calculation.
[6]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 26

Sovereign Risk

The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 23: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty

(millions of Canadian dollars)													As at
	Loans and commitments[1]				Derivatives, repos, and securities lending[2]				Trading and investment portfolio[3,4]				Total Exposure	[5]
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total
Country											July 31, 2020

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	10	10	–	–	10	10	1	–	156	157	177
Ireland	–	–	309	309	12	–	439	451	–	–	22	22	782
Portugal	–	–	–	–	–	93	4	97	2	–	–	2	99

Spain	–	–	90	90	–	–	89	89	2	1,578	3	1,583	1,762

Total GIIPS	–	–	409	409	12	93	542	647	5	1,578	181	1,764	2,820

Rest of Europe
Austria	–	–	18	18	4	173	33	210	–	1,110	3	1,113	1,341
Belgium	268	–	168	436	949	23	317	1,289	36	325	–	361	2,086
Denmark	–	339	–	339	–	48	418	466	–	587	28	615	1,420
Finland	–	–	9	9	–	77	90	167	–	1,228	22	1,250	1,426
France	675	1,063	963	2,701	62	720	1,004	1,786	72	3,991	434	4,497	8,984
Germany	1,398	480	375	2,253	970	860	1,286	3,116	295	10,177	36	10,508	15,877
Netherlands	641	388	334	1,363	436	257	1,259	1,952	27	2,596	147	2,770	6,085
Norway	–	380	29	409	–	212	42	254	2	636	429	1,067	1,730
Sweden	–	–	65	65	–	142	82	224	–	2,050	717	2,767	3,056
Switzerland	1,169	158	346	1,673	523	107	1,026	1,656	141	–	165	306	3,635
United Kingdom	4,913	18,679	744	24,336	1,590	1,185	8,733	11,508	277	1,030	663	1,970	37,814

Other[6]	–	–	108	108	8	116	164	288	2	62	1	65	461

Total Rest of Europe	9,064	21,487	3,159	33,710	4,542	3,920	14,454	22,916	852	23,792	2,645	27,289	83,915
Total Europe	$9,064	$21,487	$3,568	$34,119	$4,554	$4,013	$14,996	$23,563	$857	$25,370	$2,826	$29,053	$86,735
Country											October 31, 2019

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	10	10	–	–	27	27	13	–	6	19	56
Ireland	–	–	298	298	14	–	311	325	–	–	1	1	624
Portugal	–	–	–	–	–	56	1	57	2	–	–	2	59

Spain	–	–	116	116	–	–	125	125	25	594	56	675	916

Total GIIPS	–	–	424	424	14	56	464	534	40	594	63	697	1,655

Rest of Europe
Austria	–	–	18	18	4	61	16	81	1	668	–	669	768
Belgium	263	–	189	452	803	12	511	1,326	10	82	5	97	1,875
Denmark	–	92	–	92	2	65	283	350	4	464	49	517	959
Finland	–	77	9	86	–	49	141	190	–	969	29	998	1,274
France	576	1,163	811	2,550	23	505	2,131	2,659	162	3,508	244	3,914	9,123
Germany	1,272	520	364	2,156	683	832	1,163	2,678	295	8,662	139	9,096	13,930
Netherlands	485	392	236	1,113	412	477	687	1,576	72	3,096	361	3,529	6,218
Norway	–	397	31	428	1	307	38	346	3	576	678	1,257	2,031
Sweden	–	–	27	27	–	193	109	302	20	1,433	651	2,104	2,433
Switzerland	664	58	324	1,046	363	–	981	1,344	19	–	144	163	2,553
United Kingdom	3,227	6,736	717	10,680	1,457	693	7,889	10,039	155	983	1,656	2,794	23,513

Other[6]	–	–	116	116	11	100	489	600	2	35	10	47	763

Total Rest of Europe	6,487	9,435	2,842	18,764	3,759	3,294	14,438	21,491	743	20,476	3,966	25,185	65,440
Total Europe	$6,487	$9,435	$3,266	$19,188	$3,773	$3,350	$14,902	$22,025	$783	$21,070	$4,029	$25,882	$67,095
[1]

Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at July 31, 2020, or October 31, 2019.

[2]

Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $2.4 billion (October 31, 2019 – $1.1 billion) for GIIPS and $71.3 billion for the rest of Europe (October 31, 2019 – $84.5 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.

[3]	Trading and investment portfolio includes deposits and trading exposures are net of eligible short positions.
[4]	The fair values of the GIIPS exposures in Level 3 in the trading and investment portfolio were nil as at July 31, 2020 and October 31, 2019.
[5]

This quarter the Bank had nil related notional protection purchased through CDS. (As at October 31, 2019, exposures did not include $26 million notional amount of protection the Bank purchased through CDS).

[6]

Other European exposure is distributed across 11 countries (October 31, 2019 – 8 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1.0 billion as at July 31, 2020.

Of the Bank’s European exposure, approximately 97% (October 31, 2019 – 97%) is to counterparties in countries rated either Aa3 or better by Moody’s Investor Services (Moody’s) or AA or better by Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves or to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA or better, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $15.3 billion (October 31, 2019 – $14.0 billion) of exposure to supranational entities with European sponsorship and $2.9 billion (October 31, 2019 – $2.9 billion) of indirect exposure to European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank’s usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 27

CAPITAL POSITION

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by RWA, inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the “Capital Position” section of the Bank’s 2019 Annual Report.

OSFI’s Capital Requirements under Basel III

OSFI’s Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline sets the minimum CET1, Tier 1, and Total Capital ratios at 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5%, and 10.5%, respectively.

In March 2013, OSFI designated the six major Canadian banks as Domestic Systemically Important Banks (D-SIBs), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8%, 9.5%, and 11.5%, respectively.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% may be imposed. The primary objective of the CCB is to protect the banking sector against future potential losses resulting from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. The CCB is an extension of the capital conservation buffer and must be met with CET1 capital. The CCB is calculated using the weighted-average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member jurisdictions to which the bank has private sector credit exposures. Due to COVID-19, several foreign jurisdictions have released, reduced or delayed planned increases in their CCBs. Canada’s CCB remains unchanged at 0%.

Effective November 1, 2017, OSFI required D-SIBs and foreign bank subsidiaries in Canada to comply with the CCB regime, phased-in according to the transitional arrangements. As a result, the maximum countercyclical buffer relating to foreign private sector credit exposures was capped at 1.25% of total RWA in the first quarter of 2017 and increases each subsequent year by an additional 0.625%, to reach its final maximum of 2.5% of total RWA in the first quarter of 2019. As at July 31, 2020, the CCB is only applicable to private sector credit exposures located in Hong Kong SAR, Luxembourg and Norway. Based on the allocation of exposures and buffers currently in place in these countries, the Bank’s countercyclical buffer requirement is 0% as at July 31, 2020.

On June 25, 2018, OSFI provided greater transparency related to a previously undisclosed Pillar 2 CET1 capital buffer through the introduction of the public Domestic Stability Buffer (DSB). The DSB is held by D-SIBs against Pillar 2 risks associated with systemic vulnerabilities including, but not limited to: i) Canadian consumer indebtedness; ii) asset imbalances in the Canadian market; and iii) Canadian institutional indebtedness. The level of the buffer ranges between 0% and 2.5% of total RWA and must be met with CET1 Capital. At a minimum, OSFI will review the buffer semi-annually and any changes will be made public. A breach of the buffer will not automatically constrain capital distributions; however, OSFI will require a remediation plan. On March 13, 2020, OSFI announced that the DSB, previously set to increase to 2.25% effective April 30, 2020, was being lowered to 1.00% effective immediately and would not be increased for at least 18 months from March 13, 2020. On June 23, 2020, OSFI announced that the DSB will remain at 1.00% of total risk-weighted assets, unchanged from the level set on March 13, 2020, as part of OSFI’s response to COVID-19. Inclusive of the 1.00% DSB, the CET1 regulatory minimum is 9.00%. These actions were undertaken to support D-SIBs’ ability to supply credit to the economy during an expected period of disruption related to COVID-19 and market conditions. OSFI expects that banks will use the additional lending capacity to support Canadian households and businesses and has set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

Effective in the second quarter of 2018, OSFI implemented a revised methodology for calculating the regulatory capital floor. The revised floor is based on the Basel II standardized approach, with the floor factor transitioned in over three quarters. The floor was fully transitioned to a factor of 75% in the fourth quarter of fiscal 2018. As noted below, the floor factor was lowered to 70%, effective April 9, 2020. The Bank is not currently constrained by the capital floor.

In the first quarter of 2019, the Bank implemented the revised CAR guidelines related to the domestic implementation of the standardized approach for measuring counterparty credit risk, capital requirements for bank exposures to central counterparties, as well as revisions to the securitization framework. On November 1, 2019, the one-year grandfathering of the capital treatment eliminating the initial impact of the revisions to the securitization framework expired.

The leverage ratio is calculated as per OSFI’s Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

On September 23, 2018, the Canadian Bail-in regime came into effect, including OSFI’s Total Loss Absorbing Capacity (TLAC) guideline. Under this guideline, the Bank is required to meet supervisory risk-based TLAC and TLAC leverage ratio targets by November 1, 2021. As of September 2018, the targets were 23.0% of RWA for the risk-based TLAC ratio, inclusive of the 1.50% DSB effective at that time, and 6.75% for the TLAC leverage ratio. With the changes to the DSB described above, the Bank will be required to meet a risk-based TLAC target ratio of 22.5% of RWA, inclusive of the 1.00% DSB if it is still in effect, by November 1, 2021.

In July 2019, in consideration of the final Basel III revisions published by the BCBS in December 2017, OSFI published guidance related to the capital requirements for operational risk. Banks currently approved to use the Advanced Measurement Approach (AMA) will be required to use a revised Basel III standardized approach when the revised requirements are implemented in Canada. In January 2020, OSFI moved the implementation from the first quarter of 2021 to the first quarter of 2022 to coincide with the implementation of the final Basel III credit risk and leverage ratio requirements and provided a transition period for fiscal 2020 through to 2022, during which time banks currently approved to use AMA are required to report operational risk capital using the current standardized approach.

On November 22, 2019, the Bank was designated as a Global Systemically Important Bank (G-SIB) by the Financial Stability Board (FSB).

As a result of the designation, the Bank is subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1% under applicable FSB member authority requirements; however, in accordance with OSFI’s CAR guideline, for Canadian banks designated as a G-SIB, the higher of the D-SIB and G-SIB surcharges will apply. As the D-SIB surcharge is currently equivalent to the 1% G-SIB common equity ratio requirement, the Bank’s G-SIB designation has no additional impact on the Bank’s minimum CET1 regulatory requirements, as set forth above. For further detail, please refer to the “Global Systemically Important Banks Designation and Disclosures” section of the Bank’s 2019 Annual Report.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 28

In the second quarter of 2020, OSFI introduced a number of measures to support D-SIBs’ ability to supply credit to the economy during an expected period of disruption related to COVID-19 and market conditions.

Measures with immediate effect are summarized below. Measures that relate to future regulatory capital requirements are summarized in the “Future Regulatory Capital Developments” section.

•	On March 13, 2020, as noted above, OSFI lowered the DSB to 1.00%.
•	On March 27, 2020, OSFI announced the following additional measures:
¡

Under regulatory capital requirements, bank loans subject to payment deferrals, such as mortgage loans, small business loans, retail loans and mid-market commercial loans will continue to be treated as performing loans under the CAR Guideline. Deposit-Taking Institutions (DTIs) should continue to assess the credit quality of these borrowers and follow sound credit risk management practices. This temporary capital treatment will remain in place for the duration of the payment deferral, up to a maximum of 6 months.

¡

OSFI announced that transitional arrangements for expected credit loss (ECL) provisioning available under the Basel Framework would be introduced, with details on the calculation clarified further on April 9, 2020, as discussed below.

¡

On a temporary basis, institutions subject to market risk capital requirements and using internal models are permitted to reduce the stressed Value-at-Risk (VaR) multiplier, that they were subject to at the end of the last fiscal quarter, by two. This means that the stressed VaR multipliers will temporarily not be subject to a minimum value of three.

¡

Institutions are expected to remove hedges of Funding Valuation Adjustment (FVA) from the calculation of market risk capital to address the asymmetry in the existing rule where these hedges of FVA are included, while the underlying exposures to FVA are not. This removal was made effective at the beginning of the second fiscal quarter of 2020.

¡

OSFI issued guidance on the capital treatment for exposures acquired through new Government of Canada programs referenced in “The Bank’s Response to COVID-19” section of this document. The new CEBA Program is funded by the Government of Canada, and the loan exposures within this program can be excluded from the risk-based capital ratios calculated under the CAR Guideline and from the leverage ratio calculated under the LR Guideline. For the EDC Business Credit Availability Program, the government-guaranteed portion of the loan is treated as a sovereign exposure, with the remaining portion treated as a loan to the borrower. The entire amount of the loan is included in the leverage ratio calculation.

•	On April 9, 2020, OSFI announced the following additional measures:
¡

Guidance was provided regarding the calculation of the transitional adjustment to capital for ECL provisioning. The adjustment allows a portion of the increase in Stage 1 and Stage 2 allowances relative to a baseline level to be included in CET1 capital, rather than Tier 2 Capital, as the CAR guideline specifies. The baseline level is the sum of Stage 1 and Stage 2 allowances as at the first quarter of 2020 (for October year-end DTIs). This increase is tax effected and is subject to a scaling factor, which is set at 70% in fiscal 2020, 50% in fiscal 2021, and 25% in fiscal 2022. As part of their Pillar 3 regulatory capital disclosures, DTIs are required to disclose the transitional scalar applied during the reporting period, as well as their CET1, Tier 1 Capital, Total Capital, Leverage and TLAC ratios had the transitional arrangement not been applied.

¡

DTIs can temporarily exclude exposures from central bank reserves and sovereign-issued securities that qualify as High-Quality Liquid Assets (HQLA) under the Liquidity Adequacy Requirements (LAR) Guideline from the leverage ratio measure. This treatment is effective immediately and will remain in place until April 30, 2021. OSFI expects that institutions will use the additional lending capacity resulting from the leverage ratio exclusions to support lending and financial intermediation activities and expects this not to be distributed (e.g. as dividends or bonus payments).

¡

The capital floor factor used in the IRB approach to credit risk was lowered from 75% to 70%, effective immediately, and is expected to stay in place until the domestic implementation of the Basel III capital floor in the first quarter of 2023.

•

On April 16, 2020, OSFI published a series of frequently asked questions and answers (FAQs) on regulatory reporting requirements and the measures it had announced to address issues stemming from COVID-19. Since then, OSFI has continued to add to its FAQs as new questions arise.

•

On April 23, 2020, OSFI published guidance in its FAQs on the capital treatment for users of the Boston Federal Reserve’s PPP Lending Facility, clarifying that PPP loans pledged under this facility can be excluded from the risk-based capital and leverage ratios.

During the third quarter of 2020, the Bank transitioned the U.S. Non-Retail portfolios from the Standardized Approach to the Advanced Internal Ratings Based (AIRB) Approach for measuring credit risk RWA. As a result of this transition, the increase in Stage 1 and Stage 2 allowances allocated to the AIRB approach relative to the Q1 2020 baseline amount was capped at the total increase in Stage 1 and Stage 2 allowances reported by the Bank, for the purpose of the OSFI ECL provisioning transitional adjustment to CET1 capital that would otherwise be included in Tier 2 capital.

The ‘Trading and other securities’ G-SIB indicator for October 31, 2019 previously disclosed in the first quarter of 2020 has been subsequently revised. The G-SIB indicators including the revision are presented in the table below.

TABLE 24: G-SIB INDICATORS1

(millions of Canadian dollars)			As at
		October 31, 2019	October 31, 2018
Category (and weighting)	Individual Indicator
Cross-jurisdictional activity (20%)	Cross-jurisdictional claims	$672,076	$614,504
	Cross-jurisdictional liabilities	629,498	567,172

Size (20%)	Total exposures as defined for use in the Basel III leverage ratio	1,546,214	1,452,835
Interconnectedness (20%)	Intra-financial system assets	96,814	82,249
	Intra-financial system liabilities	34,810	44,761
	Securities outstanding	374,549	363,154
Substitutability/financial institution	Assets under custody	443,931	410,970
infrastructure (20%)	Payments activity	28,826,622	28,769,038
	Underwritten transactions in debt and equity markets	168,306	140,173
Complexity (20%)	Notional amount of OTC derivatives	16,510,992	13,382,592
	Trading and other securities[2]	112,304	93,353
	Level 3 assets	2,689	3,352

[1]

The G-SIB indicators are prepared based on the methodology prescribed in BCBS guidelines published. Given the Bank was designated as a G-SIB by the FSB on November 22, 2019, additional public disclosures on these indicators are required. Refer to the Bank’s Regulatory Capital Disclosures at www.td.com/investor-relations/ir-homepage/regulatory-disclosures/g-sib/disclosures.jsp for these additional disclosures on the 2019 G-SIB indicators.

[2]	Includes trading securities, securities designated at fair value through profit or loss, and securities at fair value through other comprehensive income (FVOCI).

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 29

The following table provides details of TD’s regulatory capital position.

TABLE 25:  CAPITAL STRUCTURE AND RATIOS – Basel III

(millions of Canadian dollars, except as noted)			As At
	July 31 2020	October 31 2019	July 31 2019
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$22,429	$21,828	$21,834
Retained earnings	49,934	49,497	48,818
Accumulated other comprehensive income	14,307	10,581	9,933
Common Equity Tier 1 Capital before regulatory adjustments	86,670	81,906	80,585
Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(20,001)	(19,712)	(19,752)
Intangibles (net of related tax liability)	(2,138)	(2,389)	(2,388)
Deferred tax assets excluding those arising from temporary differences	(207)	(245)	(221)
Cash flow hedge reserve	(4,276)	(1,389)	(606)
Shortfall of provisions to expected losses	–	(1,148)	(1,236)
Gains and losses due to changes in own credit risk on fair valued liabilities	(62)	(132)	(154)
Defined benefit pension fund net assets (net of related tax liability)	(13)	(13)	(10)
Investment in own shares	(87)	(22)	(23)
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	(2,197)	(1,814)	(1,717)

Other deductions or regulatory adjustments to CET1 as determined by OSFI[1]	1,857	–	–

Total regulatory adjustments to Common Equity Tier 1 Capital	(27,124)	(26,864)	(26,107)
Common Equity Tier 1 Capital	59,546	55,042	54,478
Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	5,796	5,795	5,797

Directly issued capital instruments subject to phase out from Additional Tier 1	1,193	1,196	1,189
Additional Tier 1 Capital instruments before regulatory adjustments	6,989	6,991	6,986
Additional Tier 1 Capital instruments regulatory adjustments

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(350)	(350)

Total regulatory adjustments to Additional Tier 1 Capital	(350)	(350)	(350)

Additional Tier 1 Capital	6,639	6,641	6,636
Tier 1 Capital	66,185	61,683	61,114
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	12,276	10,527	10,398
Directly issued capital instruments subject to phase out from Tier 2	160	198	198

Collective allowances	646	1,874	1,819
Tier 2 Capital before regulatory adjustments	13,082	12,599	12,415
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments	–	–	–

Significant investments in the capital of banking, financial, and insurance entities that are outside consolidation, net of eligible short positions	(160)	(160)	(160)

Total regulatory adjustments to Tier 2 Capital	(160)	(160)	(160)

Tier 2 Capital	12,922	12,439	12,255
Total Capital	$79,107	$74,122	$73,369
Risk-weighted assets	478,117	455,977	454,881
Capital Ratios and Multiples[2]
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)	12.5%	12.1%	12.0%
Tier 1 Capital (as percentage of risk-weighted assets)	13.8	13.5	13.4
Total Capital (as percentage of risk-weighted assets)	16.5	16.3	16.1

Leverage ratio[3]	4.4	4.0	4.1
[1]	Represents ECL transitional arrangements provided by OSFI. Refer to the “OSFI’s Capital Requirements under Basel III” within the “Capital Position” section of this document for additional details.
[2]	The CET1, Tier 1, Total Capital and Leverage ratios excluding the ECL transitional arrangements are 12.1%, 13.5%, 16.5%, and 4.3%, respectively.
[3]	The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined.

As at July 31, 2020, the Bank’s CET1, Tier 1, and Total Capital ratios were 12.5%, 13.8%, and 16.5%, respectively. The increase in the Bank’s CET1 Capital ratio from 12.1% as at October 31, 2019 was attributable primarily to the reduction in RWA resulting from the transition of the U.S. Non-Retail portfolios to the AIRB Approach for measuring credit risk RWA and the associated reclassification of Tier 2 to CET1 capital under OSFI’s transition arrangements for ECL provisioning, as well as the issuance of common shares reflecting the 2% discount on the Bank’s dividend reinvestment plan, unrealized gains on FVOCI securities and organic capital growth. The increase was partially offset by common share repurchases and actuarial losses on employee benefit plans.

As at July 31, 2020, the Bank’s Leverage ratio was 4.4%, compared with 4.0%, as at October 31, 2019. The Leverage ratio increased due primarily to capital generation and OSFI’s temporary adjustment to exclude central bank deposits and sovereign issued HQLA securities.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 30

Future Regulatory Capital Developments

Future regulatory capital developments, in addition to those described in the “Future Regulatory Capital Developments” section of the Bank’s 2019 Annual Report, are noted below.

On March 11, 2020, OSFI issued a revised version of Guideline E-22, effective March 11, 2020. The revisions consist of a clarification on the treatment of securities issued by entities that receive capital support from the US government, and the extension of the final implementation of the initial margin requirements by one year. The extension of the final implementation of the initial margin requirements was aligned with the internationally agreed upon one-year extension. With this extension the final implementation phase will take place on September 1, 2021.

On March 27, 2020, as part of a series of measures introduced in response to COVID-19, OSFI announced that implementation of the remaining Basel III reforms published in December 2017 would be deferred until 2023. This includes revisions to the Standardized Approach and Internal Ratings Based Approach to credit risk, the operational risk framework, and the leverage ratio framework, as well as the introduction of a more risk sensitive capital floor.

•	The implementation date of the revised Pillar 3 disclosure requirements finalized in December 2018 was deferred by one year to the first quarter of 2023.
•

The implementation date of the final set of revisions to the BCBS market risk framework (known as the “fundamental review of the trading book or FRTB”) published in January 2019 was deferred until the first quarter of 2024.

•	The implementation date of revised credit valuation adjustment risk framework was also delayed to the first quarter of 2024.

On April 3, 2020, OSFI announced that the 2020 G-SIB assessment exercise will resume based on financial fiscal year end-2019 data and has agreed not to collect the memorandum data included in the data collection template. BCBS has postponed the implementation of the revised G-SIB framework by one year, from 2021 to 2022.

On April 9, 2020, OSFI announced that in line with the BCBS decision, OSFI is extending the deadline for the implementation of the final two phases of the initial margin requirements for non-centrally cleared derivatives outlined in OSFI’s Guideline E-22, by one year. With this extension, the final implementation phase will take place on September 1, 2022, at which point covered entities with an aggregate average notional amount (AANA) of non-centrally cleared derivatives greater than CAD $12 billion will be subject to the requirements. As an intermediate step, from September 1, 2021, covered entities with an AANA of non-centrally cleared derivatives greater than CAD $75 billion will be subject to the requirements.

On June 23, 2020, OSFI announced that the DSB will remain at 1.00% of total risk-weighted assets, unchanged from the level set on March 13, 2020 as part of OSFI’s response to COVID-19. Inclusive of the DSB, the CET1 regulatory minimum is 9.00%. Beginning the first quarter of 2022, D-SIBs will be expected to meet a supervisory target TLAC ratio of 22.50% of RWA, inclusive of the 1.00% DSB if still in effect. Investments in TLAC issued by G-SIBs or Canadian D-SIBs are subject to the 10% or 5% CET1 threshold deduction rules for significant and non-significant investments.

NORMAL COURSE ISSUER BID

On December 19, 2019, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI had approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 30 million of its common shares. The NCIB commenced on December 24, 2019. During the three months ended July 31, 2020, the Bank did not repurchase any common shares under its NCIB. During the nine months ended July 31, 2020, the Bank repurchased 12 million common shares under its NCIB at an average price of $70.55 per share for a total amount of $847 million.

On March 13, 2020, OSFI issued a news release announcing a series of measures to support the resilience of financial institutions in response to challenges posed by COVID-19 and current market conditions. One such measure was a decrease in the Domestic Stability Buffer by 1.25% of risk-weighted assets. In the news release, OSFI expects that banks will use the additional lending capacity to support Canadian households and businesses and has set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or from the open market at market price.

On May 28, 2020, the Bank announced that, beginning with the dividend declared on May 28, 2020 for the quarter ended July 31, 2020, and until further announcement, the Bank will issue the common shares from treasury and will apply a 2% discount to the average market price of such common shares. The Bank’s practice is that, in conjunction with the Bank’s dividend declaration announcements, the Bank will announce whether a discount will apply to the average market price of common shares issued under the dividend reinvestment plan for the declared dividend.

During the three months ended July 31, 2020, 10 million common shares were issued from the Bank’s treasury with a 2% discount under the dividend reinvestment plan. During the nine months ended July 31, 2020, 2 million common shares were issued from the Bank’s treasury with no discount and 10 million common shares were issued from the Bank’s treasury with a 2% discount under the dividend reinvestment plan. During the three months ended July 31, 2019, 1 million common shares were issued from the Bank’s treasury with no discount under the dividend reinvestment plan. During the nine months ended July 31, 2019, 4 million common shares were issued from the Bank’s treasury with no discount under the dividend reinvestment plan.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 31

TABLE 26: EQUITY AND OTHER SECURITIES

(millions of shares/units, except as noted)		As at
	July 31, 2020	October 31, 2019
	Number of shares/units	Number of shares/units
Common shares outstanding	1,813.9	1,812.5

Treasury shares – common	(0.9)	(0.6)
Total common shares	1,813.0	1,811.9
Stock options
Vested	5.7	4.7
Non-vested	7.7	8.1
Preferred shares – Class A
Series 1	20.0	20.0
Series 3	20.0	20.0
Series 5[1]	20.0	20.0
Series 7[2]	14.0	14.0
Series 9	8.0	8.0
Series 11	6.0	6.0
Series 12	28.0	28.0
Series 14	40.0	40.0
Series 16	14.0	14.0
Series 18	14.0	14.0
Series 20	16.0	16.0
Series 22	14.0	14.0
Series 24	18.0	18.0

	232.0	232.0

Treasury shares – preferred	(0.2)	(0.3)
Total preferred shares	231.8	231.7
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 2[3]	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0

[1]

On January 16, 2020, the Bank announced that none of its 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares NVCC, Series 5 (the “Series 5 Shares”) would be converted on January 31, 2020, into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 6. As previously announced on January 2, 2020, the dividend rate for the Series 5 Shares for the 5-year period from and including January 31, 2020, to but excluding January 31, 2025, will be 3.876%.

[2]

On July 16, 2020, the Bank announced that none of its 14 million Non-Cumulative 5-Year Rate Reset Preferred Shares NVCC, Series 7 (the “Series 7 Shares”) would be converted on July 31, 2020, into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 8. As previously announced on July 2, 2020, the dividend rate for the Series 7 Shares for the 5-year period from and including July 31, 2020, to but excluding July 31, 2025, will be 3.201%.

[3]

On February 27, 2020, the Bank announced that, subject to regulatory approval, it expects to exercise a regulatory event redemption right in its fiscal 2022 year in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time, meaning that this redemption right could occur as early as November 1, 2021. The Bank’s expectations regarding this redemption are based on a number of factors and assumptions, including the Bank’s current and expected future capital position and market conditions, which are subject to change and may result in a change in the Bank’s expectations regarding the redemption.

All series of preferred shares – Class A include NVCC provisions. If a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.2 billion in aggregate.

For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 3.5 billion in aggregate. The following subordinated debentures contain NVCC provisions: 2.982% subordinated debentures due September 30, 2025, 3.589% subordinated debentures due September 14, 2028, 3.224% subordinated debentures due July 25, 2029, 3.105% subordinated debentures due April 22, 2030, 4.859% subordinated debentures due March 4, 2031, 3.625% subordinated debentures due September 15, 2031, and the 3.06% subordinated debentures due January 26, 2032. On August 17, 2020, the Bank announced its intention to redeem on September 30, 2020 all of its outstanding $1.0 billion 2.982% NVCC subordinated debentures due September 30, 2025, at a redemption price of 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date. Refer to Note 19 of the Bank’s 2019 Annual Consolidated Financial Statements and Note 13 of the Bank’s third quarter 2020 Interim Consolidated Financial Statements for additional details.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 32

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial results based on balanced revenue, expense and capital growth services involves selectively taking and managing risks within the Bank’s risk appetite. The Bank’s goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its future strategic objectives.

The Bank’s businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD’s strategy and risk profile. The Bank’s risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not ‘bet the bank’ on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.

Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee of the Board and the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

The Bank’s risk governance structure and risk management approach have not substantially changed from that described in the Bank’s 2019 Annual Report. Additional information on risk factors can be found in the 2019 MD&A under the heading “Risk Factors and Management”, and in the Bank’s Q2 2020 MD&A under the heading “Risk Factors and Management”. For a complete discussion of the risk governance structure and the risk management approach, refer to the “Managing Risk” section in the Bank’s 2019 Annual Report which is supplemented by the risk factors set out in the “Risk Factors that may Affect our Results” section of the Bank’s Q2 2020 MD&A.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended July 31, 2020.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 27:  GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings-Based (AIRB) Approaches1

(millions of Canadian dollars)						As at
	July 31, 2020			October 31, 2019
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$3,284	$401,649	$404,933	$4,380	$386,840	$391,220
Qualifying revolving retail	–	157,712	157,712	–	131,863	131,863

Other retail	3,087	87,088	90,175	8,015	84,658	92,673

Total retail	6,371	646,449	652,820	12,395	603,361	615,756
Non-retail
Corporate	11,796	595,706	607,502	135,283	401,096	536,379
Sovereign	1	501,245	501,246	104,412	140,304	244,716

Bank	424	135,734	136,158	18,165	118,418	136,583

Total non-retail	12,221	1,232,685	1,244,906	257,860	659,818	917,678
Gross credit risk exposures	$18,592	$1,879,134	$1,897,726	$270,255	$1,263,179	$1,533,434

[1]	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and certain other credit RWA.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 33

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 28:  MARKET RISK LINKAGE TO THE BALANCE SHEET

(millions of Canadian dollars)		As at
	July 31, 2020				October 31, 2019
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$161,519	$320	$161,199	$–	$25,583	$215	$25,368	$–	Interest rate
Trading loans, securities, and other	144,771	135,097	9,674	–	146,000	143,342	2,658	–	Interest rate
Non-trading financial assets at fair value through profit or loss	10,675	–	10,675	–	6,503	–	6,503	–	Equity,
									foreign exchange,
									interest rate
Derivatives	77,320	74,025	3,295	–	48,894	45,716	3,178	–	Equity,
									foreign exchange,
									interest rate
Financial assets designated at fair value through profit or loss	6,385	–	6,385	–	4,040	–	4,040	–	Interest rate
Financial assets at fair value through other comprehensive income	117,457	–	117,457	–	111,104	–	111,104	–	Equity,
									foreign exchange,
									interest rate
Debt securities at amortized cost, net of allowance for credit losses	200,111	–	200,111	–	130,497	–	130,497	–	Foreign exchange,
									interest rate
Securities purchased under reverse repurchase agreements	159,672	6,833	152,839	–	165,935	4,843	161,092	–	Interest rate
Loans, net of allowance for loan losses	721,447	–	721,447	–	684,608	–	684,608	–	Interest rate
Customers’ liability under acceptances	13,394	–	13,394	–	13,494	–	13,494	–	Interest rate
Investment in TD Ameritrade	10,014	–	10,014	–	9,316	–	9,316	–	Equity
Other assets[1]	2,165	–	2,165	–	1,774	–	1,774	–	Interest rate
Assets not exposed to market risk	72,375	–	–	72,375	67,542	–	–	67,542
Total Assets	1,697,305	216,275	1,408,655	72,375	1,415,290	194,116	1,153,632	67,542
Liabilities subject to market risk
Trading deposits	22,118	12,179	9,939	–	26,885	10,182	16,703	–	Interest rate
Derivatives	80,685	77,732	2,953	–	50,051	45,361	4,690	–	Equity,
									foreign exchange,
									interest rate
Securitization liabilities at fair value	13,402	13,402	–	–	13,058	13,058	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	100,339	21	100,318	–	105,131	9	105,122	–	Interest rate
Deposits	1,091,278	–	1,091,278	–	886,977	–	886,977	–	Interest rate,
									foreign exchange
Acceptances	13,394	–	13,394	–	13,494	–	13,494	–	Interest rate
Obligations related to securities sold short	33,783	31,835	1,948	–	29,656	28,419	1,237	–	Interest rate
Obligations related to securities sold under repurchase agreements	171,881	2,902	168,979	–	125,856	2,973	122,883	–	Interest rate
Securitization liabilities at amortized cost	15,093	–	15,093	–	14,086	–	14,086	–	Interest rate
Subordinated notes and debentures	12,477	–	12,477	–	10,725	–	10,725	–	Interest rate
Other liabilities[1]	17,171	–	17,171	–	17,597	–	17,597	–	Equity, interest rate
Liabilities and Equity not exposed to market risk	125,684	–	–	125,684	121,774	–	–	121,774
Total Liabilities and Equity	$1,697,305	$138,071	$1,433,550	$125,684	$1,415,290	$100,002	$1,193,514	$121,774

[1]	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 34

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading net revenue, reported on a taxable equivalent basis, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank’s market risk capital trading books. For quarter to date ending July 31, 2020, there were 10 days of trading losses and trading net revenue was positive for 85% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the third quarter of 2020, Stressed VaR was calculated using the one-year period that includes the COVID-19 Stress period. The appropriate historical one-year period to use for Stressed VaR is determined on a biweekly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 35

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.

TABLE 29:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	For the three months ended							For the nine months ended
					July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
	As at	Average	High		Low	Average	Average	Average	Average
Interest rate risk	$24.9	$24.2	$36.8		$16.4	$19.7	$8.3	$19.3	$9.9
Credit spread risk	39.4	47.9	69.8		32.1	47.9	9.9	35.2	13.9
Equity risk	9.8	23.9	42.8		8.2	10.5	6.1	13.9	6.6
Foreign exchange risk	3.2	4.0	6.2		1.9	4.8	4.4	4.4	5.4
Commodity risk	4.8	5.0	6.7		3.8	2.9	1.7	3.3	2.2
Idiosyncratic debt specific risk	45.7	53.4	69.5		44.6	34.2	14.2	34.2	16.5
Diversification effect[1]	(75.6)	(91.2)	n/m	[2]	n/m	(68.6)	(25.7)	(64.0)	(32.0)
Total Value-at-Risk (one-day)	52.2	67.2	99.7		49.0	51.4	18.9	46.3	22.5
Stressed Value-at-Risk (one-day)	46.4	65.5	95.3		44.7	76.6	43.0	62.3	49.4
Incremental Risk Capital Charge (one-year)	$482.9	$397.0	$482.9		$318.9	$338.0	$236.7	$314.9	$225.2

[1]	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[2]	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR increased quarter over quarter and year over year mainly driven by the VaR scenarios that now include wider credit spread shocks and severe equity market volatility observed during COVID-19, due to positions in corporate and government bonds and equity positions in Canadian banks and indices.

Average Stressed VaR decreased quarter over quarter due to the stabilization of credit spreads and equity markets, relative to elevated levels observed in the second quarter. Average Stressed VaR increased year over year due to a higher level of average credit spreads during the quarter as compared to the same quarter last year. In addition, the Bank updated its historical stress period in line with the Bank’s Stressed VaR methodology.

Average IRC increased compared to the prior quarter and the same quarter last year due to widening credit spreads and positions in government and corporate bonds

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Structural (Non-Trading) Interest Rate Risk

The Bank’s structural interest rate risk arises from traditional personal and commercial banking activity and is generally the result of mismatches between the maturities and repricing dates of the Bank’s assets and liabilities. The measurement of interest rate risk in the banking book (IRRBB) does not include exposures from TD’s Wholesale Banking or Insurance businesses.

As of January 31, 2020, the Bank’s structural interest rate risk measures changed in connection with the updated OSFI Guideline B-12 for IRRBB. The primary measures for this risk are Economic Value of Shareholders’ Equity Sensitivity (EVE) and Net Interest Income Sensitivity (NIIS).

The EVE measures the impact of a specified interest rate shock to the change in the net present value of the Bank’s banking book assets, liabilities, and certain off-balance sheet items. The measure excludes product margins and shareholders’ equity. The updated EVE reflects a measurement of the potential present value impact on shareholders’ equity without an assumed term profile for the management of the Bank’s own equity. A target term profile for equity was included in the Bank’s previous Economic Value at Risk measure.

The NIIS measures the NII change over a twelve-month horizon for a specified change in interest rates for banking book assets, liabilities, and certain off-balance sheet items assuming a constant balance sheet over the period. The Bank’s previous NIIS primarily focused on the risk arising from “mismatched positions”. Mismatched positions arise when asset and liability principal and interest cash flows (determined based on contractual cash flows, product optionality and target-modeled maturity profiles for non-maturity products) have different interest payment, repricing or maturity dates.

The Bank policy as approved by the Risk Committee sets overall limits on the structural interest rate risk measures. These limits are periodically reviewed and approved by the Risk Committee. In addition to Board policy limits, book-level risk limits consistent with the overall Board Market Risk Policy are set for the Bank’s management of non-trading interest rate risk by Risk Management. Exposures against these limits are routinely monitored and reported, and breaches of the Board limits, if any, are escalated to both the Asset/Liability and Capital Committee (ALCO) and the Risk Committee of the Board.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 36

The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on the EVE and NIIS measures. Interest rate floors are applied by currency to the decrease in rates such that they do not exceed expected lower bounds, with the most material currencies set to a floor of -25 bps.

TABLE 30:  STRUCTURAL INTEREST RATE SENSITIVITY MEASURES

(millions of Canadian dollars)									As at
	July 31, 2020						April 30, 2020		October 31, 2019
	EVE Sensitivity			NII[1] Sensitivity			EVE Sensitivity	NII Sensitivity	EVE Sensitivity	NII Sensitivity
	Canada	U.S.	Total	Canada	U.S.	Total	Total	Total	Total	Total
Before-tax impact of
100 bps increase in rates	$(22)	$(1,983)	$(2,005)	$972	$1,064	$2,036	$(2,119)	$1,602	$(1,832)	$890

100 bps decrease in rates	(237)	472	235	(551)	(418)	(969)	322	(1,140)	618	(1,231)
[1]	Represents the twelve-month NII exposure to an immediate and sustained shock in rates.

As at July 31, 2020, an immediate and sustained 100 bps increase in interest rates would have had a negative impact to the Bank’s EVE of $2,005 million, a decrease of $114 million from last quarter, and a positive impact to the Bank’s NII of $2,036 million, an increase of $434 million from last quarter. An immediate and sustained 100 bps decrease in interest rates would have had a positive impact to the Bank’s EVE of $235 million, a decrease of $87 million from last quarter, and a negative impact to the Bank’s NII of $969 million, a decrease of $171 million from last quarter. The quarter-over-quarter decrease in up shock EVE is primarily driven by a decrease in the Canadian to U.S. dollar FX rate. The quarter-over-quarter decrease in down shock NIIS is primarily due to the -25bps floor on shocked rates for material currencies, partially offset by changes in deposit balances. Note that the October 31, 2019 EVE and revised NIIS were not previously reported but are included for comparative purposes. EVE and revised NIIS results for July 31, 2019 are not included in the table as the new EVE and revised NIIS measures are not available prior to October 31, 2019.

Liquidity Risk

Liquidity risk is the risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.

TD’S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined bank-specific and market-wide stress scenario (Severe Combined Stress Scenario or “SCSS”), and a minimum buffer over regulatory requirements prescribed by the OSFI LAR guideline. Under the LAR guideline, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% other than during periods of financial stress and, beginning January 2020, a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank’s funding program emphasizes maximizing deposits as a core source of funding, and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a comprehensive contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The Bank’s strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank’s ALCO oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The GLF, a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management and Wholesale Banking, identifies and monitors the Bank’s liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework bi-annually and the related policies annually.

The Bank has established TDGUS as TD’s U.S. Intermediate Holding Company (IHC), as well as a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.

The Bank’s liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the Bank’s 2019 Annual Report. For a complete discussion of liquidity risk, refer to the “Liquidity Risk” section in the Bank’s 2019 Annual Report.

Liquid assets

The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.

Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank’s insurance businesses due to investment restrictions.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 37

TABLE 31:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY1,2

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
						July 31, 2020
Cash and due from banks	$78,187	$–	$78,187	9%	$1,972	$76,215
Canadian government obligations	42,095	80,732	122,827	14	72,906	49,921
National Housing Act Mortgage-Backed Securities (NHA MBS)	35,939	11	35,950	5	768	35,182
Provincial government obligations	20,055	23,490	43,545	5	34,641	8,904
Corporate issuer obligations	11,037	2,855	13,892	2	2,149	11,743
Equities	11,637	4,177	15,814	2	9,503	6,311

Other marketable securities and/or loans	3,855	264	4,119	–	2,122	1,997
Total Canadian dollar-denominated	202,805	111,529	314,334	37	124,061	190,273
Cash and due from banks	79,204	–	79,204	9	34	79,170
U.S. government obligations	73,260	46,085	119,345	14	48,234	71,111
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	70,207	8,335	78,542	9	17,840	60,702
Other sovereign obligations	56,437	48,952	105,389	13	44,013	61,376
Corporate issuer obligations	79,420	1,877	81,297	10	7,240	74,057
Equities	27,882	33,911	61,793	7	32,998	28,795

Other marketable securities and/or loans	6,257	1,418	7,675	1	1,429	6,246
Total non-Canadian dollar-denominated	392,667	140,578	533,245	63	151,788	381,457
Total	$595,472	$252,107	$847,579	100%	$275,849	$571,730

						October 31, 2019
Cash and due from banks	$5,140	$–	$5,140	1%	$566	$4,574
Canadian government obligations	13,872	77,275	91,147	14	56,337	34,810
NHA MBS	38,138	15	38,153	6	3,816	34,337
Provincial government obligations	15,679	25,151	40,830	6	31,287	9,543
Corporate issuer obligations	11,149	3,623	14,772	2	3,882	10,890
Equities	13,636	2,770	16,406	3	11,225	5,181

Other marketable securities and/or loans	2,512	311	2,823	–	1,078	1,745
Total Canadian dollar-denominated	100,126	109,145	209,271	32	108,191	101,080
Cash and due from banks	19,225	–	19,225	3	33	19,192
U.S. government obligations	34,103	47,803	81,906	13	37,367	44,539
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	58,222	11,873	70,095	11	20,939	49,156
Other sovereign obligations	47,854	49,304	97,158	15	39,500	57,658
Corporate issuer obligations	84,835	1,856	86,691	13	7,070	79,621
Equities	40,550	34,607	75,157	12	39,403	35,754

Other marketable securities and/or loans	4,658	667	5,325	1	712	4,613
Total non-Canadian dollar-denominated	289,447	146,110	435,557	68	145,024	290,533
Total	$389,573	$255,255	$644,828	100%	$253,215	$391,613

[1]	Positions stated include gross asset values pertaining to securities financing transactions.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 32:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	July 31 2020	October 31 2019
The Toronto-Dominion Bank (Parent)	$225,255	$139,550
Bank subsidiaries	322,878	228,978

Foreign branches	23,597	23,085
Total	$571,730	$391,613

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 38

The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended July 31, 2020 and April 30, 2020, are summarized in the following table.

TABLE 33:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY1,2

(millions of Canadian dollars, except as noted)	Average for the three months ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets
	July 31, 2020
Cash and due from banks	$71,179	$–	$71,179	9%	$2,076	$69,103
Canadian government obligations	46,675	81,814	128,489	15	72,312	56,177
NHA MBS	37,296	12	37,308	5	1,089	36,219
Provincial government obligations	19,114	23,835	42,949	5	33,055	9,894
Corporate issuer obligations	12,043	2,723	14,766	2	2,785	11,981
Equities	10,021	3,488	13,509	2	9,091	4,418

Other marketable securities and/or loans	3,552	290	3,842	–	2,023	1,819
Total Canadian dollar-denominated	199,880	112,162	312,042	38	122,431	189,611
Cash and due from banks	86,424	–	86,424	10	37	86,387
U.S. government obligations	59,425	44,266	103,691	12	47,532	56,159
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	71,228	8,651	79,879	10	19,358	60,521
Other sovereign obligations	55,104	46,713	101,817	12	41,228	60,589
Corporate issuer obligations	81,650	2,084	83,734	10	7,100	76,634
Equities	24,141	32,204	56,345	7	32,957	23,388

Other marketable securities and/or loans	5,917	1,946	7,863	1	1,366	6,497
Total non-Canadian dollar-denominated	383,889	135,864	519,753	62	149,578	370,175
Total	$583,769	$248,026	$831,795	100%	$272,009	$559,786

	April 30, 2020
Cash and due from banks	$29,305	$–	$29,305	4%	$2,408	$26,897
Canadian government obligations	20,719	80,687	101,406	14	60,026	41,380
NHA MBS	39,444	19	39,463	5	2,277	37,186
Provincial government obligations	18,312	27,921	46,233	6	33,544	12,689
Corporate issuer obligations	11,258	5,073	16,331	2	3,837	12,494
Equities	9,036	2,964	12,000	2	9,147	2,853

Other marketable securities and/or loans	2,988	261	3,249	–	1,262	1,987
Total Canadian dollar-denominated	131,062	116,925	247,987	33	112,501	135,486
Cash and due from banks	73,530	–	73,530	10	38	73,492
U.S. government obligations	39,825	46,877	86,702	12	47,158	39,544
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	72,034	10,918	82,952	11	24,336	58,616
Other sovereign obligations	48,804	46,109	94,913	13	39,727	55,186
Corporate issuer obligations	88,245	2,046	90,291	12	8,506	81,785
Equities	32,065	32,816	64,881	8	36,035	28,846

Other marketable securities and/or loans	5,448	1,366	6,814	1	701	6,113
Total non-Canadian dollar-denominated	359,951	140,132	500,083	67	156,501	343,582
Total	$491,013	$257,057	$748,070	100%	$269,002	$479,068
[1]	Positions stated include gross asset values pertaining to secured financing transactions.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 34:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the three months ended
	July 31 2020	April 30 2020
The Toronto-Dominion Bank (Parent)	$222,962	$177,159
Bank subsidiaries	315,937	282,318

Foreign branches	20,887	19,591
Total	$559,786	$479,068

ASSET ENCUMBRANCE

In the course of the Bank’s day-to-day operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 39

TABLE 35:  ENCUMBERED AND UNENCUMBERED ASSETS

(millions of Canadian dollars, except as noted)	As at
	Encumbered[1]		Unencumbered
	Pledged as collateral[2]	Other[3]	Available as collateral[4]	Other[5]	Total assets	Encumbered assets as a % of total assets
					July 31, 2020
Cash and due from banks	$162	$–	$–	$5,248	$5,410	–%
Interest-bearing deposits with banks	8,758	93	150,827	1,841	161,519	0.5
Securities, trading loans, and other[6]	82,647	13,262	357,528	25,962	479,399	5.7
Derivatives	–	–	–	77,320	77,320	–
Securities purchased under reverse repurchase agreements[7]	–	–	–	159,672	159,672	–
Loans, net of allowance for loan losses	55,052	63,817	91,665	510,913	721,447	7.0
Customers’ liability under acceptances	–	–	–	13,394	13,394	–
Investment in TD Ameritrade	–	–	–	10,014	10,014	–
Goodwill	–	–	–	17,229	17,229	–
Other intangibles	–	–	–	2,232	2,232	–
Land, buildings, equipment, and other depreciable assets	–	–	–	9,625	9,625	–
Deferred tax assets	–	–	–	1,956	1,956	–

Other assets[8]	541	–	–	37,547	38,088	–

Total on-balance sheet assets	$147,160	$77,172	$600,020	$872,953	$1,697,305	13.2%
Off-balance sheet items[9]
Securities purchased under reverse repurchase agreements	164,518	–	11,157	(159,672)
Securities borrowing and collateral received	42,199	–	37,379	–
Margin loans and other client activity	6,214	–	23,921	(12,619)
Total off-balance sheet items	212,931	–	72,457	(172,291)
Total	$360,091	$77,172	$672,477	$700,662

					October 31, 2019

Total on-balance sheet assets	$105,175	$74,065	$384,780	$851,270	$1,415,290	12.7%
Total off-balance sheet items	213,505	3,707	70,164	(180,084)
Total	$318,680	$77,772	$454,944	$671,186

[1]

Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, for the purpose of this disclosure, the on and off-balance sheet holdings are encumbered in alignment with the business practice.

[2]

Represents assets that have been posted externally to support the Bank’s day-to-day operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

[3]	Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
[4]

Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

[5]

Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, Canada Mortgage and Housing Corporation (CMHC) insured mortgages that can be securitized into NHA MBS).

[6]

Securities include trading loans, securities, non-trading financial assets at fair value through profit or loss and other financial assets designated at fair value through profit or loss, securities at FVOCI and DSAC.

[7]	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
[8]	Other assets include amounts receivable from brokers, dealers, and clients.
[9]

Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS

In addition to the SCSS, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events and market-wide stress events designed to test the impact from risk factors material to the Bank’s risk profile. Liquidity assessments are also part of the Bank’s Enterprise-Wide Stress Testing program.

The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for subsidiaries operating in foreign jurisdictions (“Regional CFPs”). The Bank’s CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank’s overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank’s CFP are aligned with the Bank’s Crisis Management Recovery Plan.

The COVID-19 pandemic disrupted the financial markets and the Bank managed risks associated with this disruption in line with the framework of the CFP. The Bank continues to rely on deposits as a primary source of core stable funding and has accessed facilities offered by governments and central banks to augment available deposit and wholesale market funding in order to support the needs of households and businesses and the effective functioning of financial markets. The Bank continues to hold a significant amount of HQLA consistent with regulatory requirements and internal policies.

CREDIT RATINGS

Credit ratings impact TD’s borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increase requirements to pledge collateral, reduce access to capital markets, and affect the Bank’s ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time to time, based on a number of factors including the Bank’s financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 40

TABLE 36:  CREDIT RATINGS1

As at
July 31, 2020
	Moody’s	S&P	DBRS
Deposits/Counterparty[2]	Aa1	AA-	AA (high)
Legacy Senior Debt[3]	Aa1	AA-	AA (high)
Senior Debt[4]	Aa3	A	AA
Covered Bonds	Aaa	–	AAA
Subordinated Debt	A2	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	Pfd-2 (high)
Short-Term Debt (Deposits)	P-1	A-1+	R-1 (high)

Outlook	Stable	Stable	Stable

[1]

The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries’ ratings are available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

[2]	Represents Moody’s Long-Term Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, and DBRS’ Long-Term Issuer Rating.
[3]

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days and most structured notes.

[4]	Subject to conversion under the bank recapitalization “bail-in” regime.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The following table presents the additional collateral that could have been contractually required to be posted to the derivative counterparties at the reporting date in the event of one, two, and three-notch downgrades of the Bank’s credit ratings.

TABLE 37:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES1

(millions of Canadian dollars)	Average for the three months ended
	July 31 2020	April 30 2020
One-notch downgrade	$246	$239
Two-notch downgrade	331	331

Three-notch downgrade	1,098	1,042

[1]	The above collateral requirements are based on contractual trading counterparty Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.

Other than during periods of financial stress, the Bank must maintain the LCR above 100% in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the OSFI LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign-issued or sovereign-guaranteed securities, and high-quality securities issued by non-financial entities.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 41

The following table summarizes the Bank’s average daily LCR as of the relevant dates.

TABLE 38: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO1

(millions of Canadian dollars, except as noted)	Average for the three months ended
	July 31, 2020
	Total unweighted value (average)[2]		Total weighted value (average)[3]

High-quality liquid assets
Total high-quality liquid assets	$ n/a	[4]	$329,655

Cash outflows
Retail deposits and deposits from small business customers, of which:	$623,862		$54,397
Stable deposits[5]	232,816		6,984
Less stable deposits	391,046		47,413
Unsecured wholesale funding, of which:	291,770		137,354
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]	128,483		30,591
Non-operational deposits (all counterparties)	125,379		68,855
Unsecured debt	37,908		37,908
Secured wholesale funding	n/a		17,530
Additional requirements, of which:	251,854		73,239
Outflows related to derivative exposures and other collateral requirements	52,379		30,110
Outflows related to loss of funding on debt products	6,801		6,801
Credit and liquidity facilities	192,674		36,328
Other contractual funding obligations	12,866		6,767

Other contingent funding obligations[7]	628,270		9,862
Total cash outflows	$ n/a		$299,149

Cash inflows
Secured lending	$209,563		$19,289
Inflows from fully performing exposures	14,456		7,865

Other cash inflows	52,720		52,720
Total cash inflows	$276,739		$79,874

	Average for the three months ended
	July 31, 2020		April 30, 2020
	Total adjusted value		Total adjusted value
Total high-quality liquid assets[8]	$329,655		$260,367
Total net cash outflows[9]	219,275		193,573
Liquidity coverage ratio	150%		135%

[1]	The LCR for the quarter ended July 31, 2020, is calculated as an average of the 64 daily data points in the quarter.
[2]	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
[3]	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
[4]	Not applicable.
[5]

As defined by the OSFI LAR guideline, stable deposits from retail and small and medium-sized enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.

[6]

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

[7]

Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buy back these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

[8]	Adjusted HQLA includes both asset haircuts and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
[9]	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).

The Bank’s average LCR of 150% for quarter ended July 31, 2020 continues to meet the regulatory requirements.

The Bank holds a variety of liquid assets commensurate with liquidity needs in the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended July 31, 2020 was $330 billion (April 30, 2020 – $260 billion), with Level 1 assets representing 89% (April 30, 2020 – 83%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of the U.S. Federal Reserve Board’s regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

As described in the “How TD Manages Liquidity Risk” section of the Bank’s 2019 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD’s 90-day surplus requirement and the target buffers over regulatory requirements from the LCR, NSFR, and the Net Cumulative Cash Flow metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 42

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank’s primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and TD Ameritrade sweep deposits (collectively, “P&C deposits”) that make up over 70% of total funding.

As a result of the economic impact of COVID-19, the Bank of Canada has taken a number of actions to help Canadians bridge this difficult period by making credit affordable and available. The Bank of Canada has set up or expanded numerous programs which involve acquiring financial assets and lending to financial institutions to support the proper functioning of the financial system and the ability of financial institutions to continue lending. The Bank has used certain of these programs including the Term Repo operations, the Standing Term Liquidity Facility, the Bankers’ Acceptance Purchase Facility, and the Commercial Paper Purchase Facility.

CMHC has launched a revised Insured Mortgage Purchase Program (IMPP) as part of Canada’s COVID-19 Economic Response Plan. Under the IMPP, CMHC purchases insured mortgage pools to provide stable funding to banks and mortgage lenders to ensure continued lending to Canadians. The Bank has used the IMPP.

Globally, central banks and governments have made available similar asset purchase and lending programs to support market liquidity. Where appropriate, the Bank has accessed certain of these programs.

TABLE 39:  SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)		As at
	July 31 2020	October 31 2019
P&C deposits – Canadian Retail	$450,455	$382,252
P&C deposits – U.S. Retail	463,577	360,761
Other deposits	22	23
Total	$914,054	$743,036

WHOLESALE FUNDING

The Bank actively maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank also raises term funding through Senior Notes, NHA MBS, Canada Mortgage Bonds, and notes backed by credit card receivables (Evergreen Credit Card Trust). The Bank’s wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit and commercial paper.

The following table summarizes the registered term funding programs by geography, with the related program size.

Canada	United States	Europe
Capital Securities Program ($10 billion) Canadian Senior Medium-Term Linked Notes Program ($4 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$45 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($80 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)

The Bank regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank’s term debt by currency and funding type. Term funding as at July 31, 2020 was $126.9 billion (October 31, 2019 – $129.8 billion).

Other than the IMPP, the funding provided by various central bank and other government programs is not reflected in Table 40: Long-Term Funding or Table 41: Wholesale Funding because funding provided as of the relevant dates is provided by way of asset purchase transactions and repurchase transactions.

TABLE 40:  LONG-TERM FUNDING

		As at
Long-term funding by currency	July 31 2020	October 31 2019
Canadian dollar	31%	32%
U.S. dollar	38	37
Euro	21	21
British pound	6	6
Other	4	4
Total	100%	100%
Long-term funding by type
Senior unsecured medium-term notes	53%	54%
Covered bonds	32	31
Mortgage securitization[1]	12	11
Term asset-backed securities	3	4
Total	100%	100%

[1]	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on small groups of depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate exposures to refinancing risk during a stress event.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 43

The following table represents the remaining maturity of various sources of funding outstanding as at July 31, 2020 and October 31, 2019.

TABLE 41:  WHOLESALE FUNDING

(millions of Canadian dollars)	As at

							July 31 2020	October 31 2019
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks[1]	$9,984	$3,757	$1,646	$2,846	$–	$–	$18,233	$11,893
Bearer deposit note	408	958	905	354	–	–	2,625	5,442
Certificates of deposit	9,582	17,035	10,340	16,771	3,213	–	56,941	61,995
Commercial paper	20,300	15,043	8,801	12,205	334	–	56,683	48,872
Covered bonds	–	–	1,577	8,275	13,098	18,312	41,262	39,873
Mortgage securitization	–	732	1,613	1,436	4,194	20,520	28,495	27,144
Legacy senior unsecured medium-term notes[2]	–	9,306	5,646	12,608	6,210	11,864	45,634	55,277
Senior unsecured medium-term notes[3]	–	–	–	1,674	–	19,720	21,394	14,407
Subordinated notes and debentures[4]	–	–	–	–	–	12,477	12,477	10,725
Term asset-backed securitization	–	–	1,431	803	716	1,243	4,193	5,857
Other[5]	8,032	2,001	550	231	1,517	1,765	14,096	11,172
Total	$48,306	$48,832	$32,509	$57,203	$29,282	$85,901	$302,033	$292,657

Of which:
Secured	$–	$732	$4,621	$10,514	$18,008	$40,085	$73,960	$72,884
Unsecured	48,306	48,100	27,888	46,689	11,274	45,816	228,073	219,773
Total	$48,306	$48,832	$32,509	$57,203	$29,282	$85,901	$302,033	$292,657

[1]	Includes fixed-term deposits with banks.
[2]

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days.

[3]

Comprised of senior debt subject to conversion under the bank recapitalization “bail-in” regime. Excludes $2.7 billion of structured notes subject to conversion under the “bail-in” regime (October 31, 2019 – $2.2 billion).

[4]	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
[5]	Includes fixed-term deposits from non-bank institutions (unsecured) of $14.1 billion (October 31, 2019 – $11.2 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank’s total mortgage-backed securities issuance for the three and nine months ended July 31, 2020, was $0.9 billion and $3.0 billion, respectively (three and nine months ended July 31, 2019 – $0.7 billion and $1.8 billion, respectively). Other asset-backed securities issuance for the three and nine months ended July 31, 2020, was nil (three and nine months ended July 31, 2019 – nil and $1.4 billion, respectively). The Bank also issued $3.7 billion and $7.5 billion, respectively, of unsecured medium-term notes for the three and nine months ended July 31, 2020 (three and nine months ended July 31, 2019 – $6.1 billion and $11.9 billion, respectively). The total covered bonds issuance for the three and nine months ended July 31, 2020, was nil and $4.4 billion, respectively (three and nine months ended July 31, 2019 – $6.3 billion and $8.8 billion, respectively).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

In March 2020, OSFI issued a letter announcing a comprehensive suite of adjustments to existing capital and liquidity requirements in response to the situation with COVID-19. As it relates to liquidity and funding, the letter’s key measures included:

•	Encouraging institutions to use their liquidity buffers as appropriate to support further lending;
•	Temporarily increasing the covered bond limit to facilitate increased pledging of covered bonds as collateral to the Bank of Canada;
•	Confirming LCR treatment for secured funding transactions with the Bank of Canada and use of the Bank of Canada’s Bankers’ Acceptance Purchase Facility; and
•	Providing guidance with respect to the NSFR treatment for assets encumbered as part of central bank liquidity operations during stress periods.

In April 2019, OSFI included in LAR the revised treatment of deposit reserves and the final guidelines for the Canadian application of NSFR, which requires that Canadian D-SIBs maintain a ratio of available stable funding over required stable funding above the minimum of 100%.

These changes went into effect in January 2020 as required by LAR.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating capital lease commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the degree of the Bank’s maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading assets including personal and business term loans and the stable balance of revolving lines of credit. The Bank issues long-term funding based primarily on the projected net growth of non-trading assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 44

TABLE 42:  REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at

	July 31, 2020
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$5,402	$8	$–	$–	$–	$–	$–	$–	$–	$5,410
Interest-bearing deposits with banks	158,380	634	93	–	–	–	–	–	2,412	161,519
Trading loans, securities, and other[1]	1,377	8,107	5,912	9,378	7,889	12,063	22,509	21,807	55,729	144,771
Non-trading financial assets at fair value through profit or loss	1,165	650	635	2,898	152	1,374	1,808	1,207	786	10,675
Derivatives	12,475	9,520	6,457	4,236	2,962	8,348	13,328	19,994	–	77,320
Financial assets designated at fair value through profit or loss	261	1,953	788	285	243	489	1,771	595	–	6,385
Financial assets at fair value through other comprehensive income	6,013	7,272	5,142	7,612	6,271	28,188	24,893	29,451	2,615	117,457
Debt securities at amortized cost, net of allowance for credit losses	8,326	9,403	11,378	2,505	5,761	10,990	62,275	89,475	(2)	200,111
Securities purchased under reverse repurchase agreements[2]	93,757	33,297	10,924	12,309	9,030	23	306	26	–	159,672
Loans
Residential mortgages	1,281	5,477	8,473	7,820	10,408	36,736	132,275	43,667	–	246,137
Consumer instalment and other personal	819	1,576	3,164	4,286	4,723	16,528	58,822	28,369	64,107	182,394
Credit card	–	–	–	–	–	–	–	–	32,640	32,640

Business and government	33,254	6,779	9,210	9,760	11,730	33,367	78,384	65,767	20,158	268,409

Total loans	35,354	13,832	20,847	21,866	26,861	86,631	269,481	137,803	116,905	729,580

Allowance for loan losses	–	–	–	–	–	–	–	–	(8,133)	(8,133)

Loans, net of allowance for loan losses	35,354	13,832	20,847	21,866	26,861	86,631	269,481	137,803	108,772	721,447
Customers’ liability under acceptances	8,241	4,993	130	28	2	–	–	–	–	13,394
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	10,014	10,014
Goodwill[3]	–	–	–	–	–	–	–	–	17,229	17,229
Other intangibles[3]	–	–	–	–	–	–	–	–	2,232	2,232
Land, buildings, equipment, and other depreciable assets[3,4]	3	6	9	9	7	97	506	3,703	5,285	9,625
Deferred tax assets	–	–	–	–	–	–	–	–	1,956	1,956
Amounts receivable from brokers, dealers, and clients	20,225	–	–	–	–	–	–	–	–	20,225

Other assets	3,030	672	388	2,635	175	204	207	266	10,286	17,863
Total assets	$354,009	$90,347	$62,703	$63,761	$59,353	$148,407	$397,084	$304,327	$217,314	$1,697,305

Liabilities
Trading deposits	$2,292	$3,561	$3,505	$1,046	$2,873	$3,780	$3,702	$1,359	$–	$22,118
Derivatives	15,193	9,931	6,613	3,775	2,083	7,460	16,365	19,265	–	80,685
Securitization liabilities at fair value	–	386	559	135	658	2,554	6,970	2,140	–	13,402
Financial liabilities designated at fair value through profit or loss	27,935	27,333	14,147	12,636	14,736	3,531	2	19	–	100,339
Deposits[5,6]
Personal	5,907	9,064	8,945	8,142	9,858	10,068	8,448	35	549,331	609,798
Banks	7,918	2,187	959	69	1	1	3	7	9,026	20,171

Business and government	24,181	21,535	13,826	16,296	12,195	19,889	49,483	3,678	300,226	461,309

Total deposits	38,006	32,786	23,730	24,507	22,054	29,958	57,934	3,720	858,583	1,091,278
Acceptances	8,241	4,993	130	28	2	–	–	–	–	13,394
Obligations related to securities sold short[1]	1,824	1,047	1,399	886	736	2,520	11,439	12,586	1,346	33,783
Obligations related to securities sold under repurchase agreements[2]	106,738	24,762	3,579	25,683	1,748	9,371	–	–	–	171,881
Securitization liabilities at amortized cost	–	346	1,053	225	418	1,642	7,592	3,817	–	15,093
Amounts payable to brokers, dealers, and clients	17,672	–	–	–	–	–	–	–	–	17,672
Insurance-related liabilities	219	348	413	343	327	1,035	1,758	1,040	2,118	7,601
Other liabilities[4]	2,602	999	3,159	1,515	364	1,537	2,141	4,754	8,045	25,116

Subordinated notes and debentures	–	–	–	–	–	–	–	12,477	–	12,477

Equity	–	–	–	–	–	–	–	–	92,466	92,466
Total liabilities and equity	$220,722	$106,492	$58,287	$70,779	$45,999	$63,388	$107,903	$61,177	$962,558	$1,697,305
Off-balance sheet commitments
Credit and liquidity commitments[7,8]	$20,038	$23,984	$19,299	$24,798	$18,322	$40,749	$104,026	$4,403	$1,316	$256,935
Other commitments[9]	74	106	210	167	175	662	850	1,244	–	3,488

Unconsolidated structured entity commitments	–	2,157	240	274	415	–	–	–	–	3,086
Total off-balance sheet commitments	$20,112	$26,247	$19,749	$25,239	$18,912	$41,411	$104,876	$5,647	$1,316	$263,509

[1]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[2]	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
[3]	Certain non-financial assets have been recorded as having ‘no specific maturity’.
[4]	Upon adoption of IFRS 16, ROU assets recognized are included in ‘Land, buildings, equipment, and other depreciable assets’ and lease liabilities recognized are included in ‘Other liabilities’.
[5]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
[6]

Includes $41 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 3 months to 6 months’, $3 billion in ‘over 6 months to 9 months’, $5 billion in ‘over 9 months to 1 year’, $13 billion in ‘over 1 to 2 years’, $16 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’.

[7]	Includes $315 million in commitments to extend credit to private equity investments.
[8]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
[9]	Includes various purchase commitments as well as commitments for leases not yet commenced.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 45

TABLE 42: REMAINING CONTRACTUAL MATURITY (continued)1

(millions of Canadian dollars)	As at

	October 31, 2019
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$4,857	$6	$–	$–	$–	$–	$–	$–	$–	$4,863
Interest-bearing deposits with banks	23,412	1,137	77	–	–	–	–	–	957	25,583
Trading loans, securities, and other[2]	1,197	3,990	3,916	3,171	2,873	15,672	25,939	19,014	70,228	146,000
Non-trading financial assets at fair value through profit or loss	147	2	37	668	314	1,301	1,803	1,488	743	6,503
Derivatives	5,786	8,472	3,255	2,109	2,222	5,610	8,652	12,788	–	48,894
Financial assets designated at fair value through profit or loss	195	696	156	82	83	404	1,725	699	–	4,040
Financial assets at fair value through other comprehensive income	1,431	3,818	4,161	6,339	6,426	18,205	40,289	28,594	1,841	111,104
Debt securities at amortized cost, net of allowance for credit losses	1,878	5,233	2,254	1,050	764	8,791	45,127	65,401	(1)	130,497
Securities purchased under reverse repurchase agreements[3]	98,904	34,839	24,000	6,331	1,765	44	52	–	–	165,935
Loans
Residential mortgages	2,006	5,595	8,013	9,832	11,719	34,029	101,591	62,855	–	235,640
Consumer instalment and other personal	850	1,819	3,170	3,620	3,544	17,256	61,736	28,236	60,103	180,334
Credit card	–	–	–	–	–	–	–	–	36,564	36,564

Business and government	29,460	5,573	7,970	9,496	8,830	21,078	71,071	61,266	21,773	236,517

Total loans	32,316	12,987	19,153	22,948	24,093	72,363	234,398	152,357	118,440	689,055

Allowance for loan losses	–	–	–	–	–	–	–	–	(4,447)	(4,447)

Loans, net of allowance for loan losses	32,316	12,987	19,153	22,948	24,093	72,363	234,398	152,357	113,993	684,608
Customers’ liability under acceptances	11,127	2,211	152	4	–	–	–	–	–	13,494
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	9,316	9,316
Goodwill[4]	–	–	–	–	–	–	–	–	16,976	16,976
Other intangibles[4]	–	–	–	–	–	–	–	–	2,503	2,503
Land, buildings, equipment, and other depreciable assets[4]	–	–	–	–	–	–	–	–	5,513	5,513
Deferred tax assets	–	–	–	–	–	–	–	–	1,799	1,799
Amounts receivable from brokers, dealers, and clients	20,575	–	–	–	–	–	–	–	–	20,575

Other assets	2,548	1,391	2,830	168	103	169	157	97	9,624	17,087
Total assets	$204,373	$74,782	$59,991	$42,870	$38,643	$122,559	$358,142	$280,438	$233,492	$1,415,290

Liabilities
Trading deposits	$5,837	$3,025	$4,166	$2,606	$3,185	$2,430	$4,014	$1,622	$–	$26,885
Derivatives	7,180	7,968	3,603	2,062	1,763	5,546	8,148	13,781	–	50,051
Securitization liabilities at fair value	–	668	412	494	387	1,656	7,499	1,942	–	13,058
Financial liabilities designated at fair value through profit or loss	22,193	25,370	15,799	20,496	20,907	356	1	9	–	105,131
Deposits[5,6]
Personal	5,218	8,990	9,459	7,691	7,583	9,374	9,670	21	445,424	503,430
Banks	6,771	1,459	150	1	6	–	3	7	8,354	16,751

Business and government[7]	18,576	10,049	7,569	10,482	10,670	34,130	46,188	7,594	221,538	366,796

Total deposits	30,565	20,498	17,178	18,174	18,259	43,504	55,861	7,622	675,316	886,977
Acceptances	11,127	2,211	152	4	–	–	–	–	–	13,494
Obligations related to securities sold short[2]	384	654	398	819	1,171	3,351	9,882	12,115	882	29,656
Obligations related to securities sold under repurchase agreements[3]	101,856	20,224	2,993	694	30	47	12	–	–	125,856
Securitization liabilities at amortized cost	–	513	1,274	355	342	2,098	6,586	2,918	–	14,086
Amounts payable to brokers, dealers, and clients	23,746	–	–	–	–	–	–	–	–	23,746
Insurance-related liabilities	190	315	388	330	318	940	1,612	874	1,953	6,920
Other liabilities[8]	2,845	3,142	1,334	1,293	641	3,339	1,663	138	6,609	21,004

Subordinated notes and debentures	–	–	–	–	–	–	–	10,725	–	10,725

Equity	–	–	–	–	–	–	–	–	87,701	87,701
Total liabilities and equity	$205,923	$84,588	$47,697	$47,327	$47,003	$63,267	$95,278	$51,746	$772,461	$1,415,290
Off-balance sheet commitments
Credit and liquidity commitments[9,10]	$19,388	$21,652	$18,391	$13,537	$12,034	$27,207	$111,281	$5,856	$1,294	$230,640
Operating lease commitments[11]	82	165	250	247	244	936	2,332	3,365	–	7,621
Other purchase obligations	82	182	185	206	177	753	1,031	556	–	3,172

Unconsolidated structured entity commitments	408	793	1,360	461	97	81	–	–	–	3,200
Total off-balance sheet commitments	$19,960	$22,792	$20,186	$14,451	$12,552	$28,977	$114,644	$9,777	$1,294	$244,633

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[3]	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
[4]	Certain non-financial assets have been recorded as having ‘no specific maturity’.
[5]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
[6]

Includes $40 billion of covered bonds with remaining contractual maturities of $1 billion in less than 1 month, $2 billion in over 3 months to 6 months, $2 billion in over 6 months to 9 months, $14 billion in ‘over 1 to 2 years’, $18 billion in ‘over 2 to 5 years’, and $3 billion in ‘over 5 years’.

[7]

On June 30, 2019, TD Capital Trust IV redeemed all of the outstanding $550 million TD Capital Trust IV Notes – Series 1 at a redemption price of 100% of the principal amount plus any accrued and unpaid interest payable on the date of redemption.

[8]

Includes $83 million of capital lease commitments with remaining contractual maturities of $2 million in ‘less than 1 month’, $4 million in ‘1 month to 3 months’, $5 million in ‘3 months to 6 months’, $5 million in ‘6 months to 9 months’, $5 million in ‘9 months to 1 year’, $22 million in ‘over 1 to 2 years’, $39 million in ‘over 2 to 5 years’, and $1 million in ‘over 5 years’.

[9]	Includes $374 million in commitments to extend credit to private equity investments.
[10]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
[11]	Includes rental payments, related taxes, and estimated operating expenses.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 46

SECURITIZATION AND OFF-BALANCE SHEET ARRANGEMENTS

The Bank enters into securitization and off-balance sheet arrangements in the normal course of operations. The Bank is involved with structured entities (SEs) that it sponsors, as well as entities sponsored by third parties. Refer to “Securitization and Off-Balance Sheet Arrangements” section, Note 9: Transfers of Financial Assets and Note 10: Structured Entities of the Bank’s 2019 Annual Report and “Transfers of Financial Assets Qualifying for Derecognition” section of Note 6 of the Bank’s third quarter 2020 Interim Consolidated Financial Statements for further details. There have been no significant changes to the Bank’s securitization and off-balance sheet arrangements during the quarter ended July 31, 2020.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, credit cards, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SEs and Canadian non-SE third parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through a consolidated SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.

Credit Card Loans

The Bank securitizes credit card loans through an SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SEs and Canadian non-SE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SEs, which are not consolidated by the Bank. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $10.8 billion as at July 31, 2020 (October 31, 2019 – $10.2 billion). Further, as at July 31, 2020, the Bank had committed to provide an additional $3.1 billion in liquidity facilities that can be used to support future asset-backed commercial paper in the purchase of deal-specific assets (October 31, 2019 – $3.2 billion).

All third-party assets securitized by the Bank’s unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures.

Off-Balance Sheet Exposure to Third Party-Sponsored Conduits

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $2.8 billion as at July 31, 2020 (October 31, 2019 – $3.8 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 of the Bank’s third quarter 2020 Interim Consolidated Financial Statements and 2019 Annual Consolidated Financial Statements. For details of the Bank’s significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Banks’s third quarter 2020 Interim Consolidated Financial Statements and Bank’s 2019 Annual Consolidated Financial Statements.

ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential to understanding the results of its operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures so that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.

The accounting judgments, estimates and assumptions impacted by the emergence of the Coronavirus Disease 2019 (COVID-19) and in consideration of IASB and OSFI guidance in the second and third quarters of 2020 are as follows:

Impairment – Expected Credit Loss Model

The expected credit loss (ECL) model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. As a result of COVID-19, there is a higher degree of uncertainty in determining reasonable and supportable forward-looking information used in assessing significant increase in credit risk and measuring ECLs. The Bank introduced relief programs in the prior quarter that allow borrowers to temporarily defer payments of principal and/or interest on their loans and is supporting various government-assistance programs which reduce the Bank’s exposure to expected losses. Under these retail and non-retail programs and notwithstanding any other changes in credit risk, opting into a payment deferral program does not in and of itself trigger a significant increase in credit risk since initial recognition (which would result in stage migration) and does not result in additional days past due.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 47

Macroeconomic variables are statistically derived relative to the base forecast based on historical distributions for each variable. This process was followed for the upside forecast. For the downside forecast, similar to the prior quarter, macroeconomic variables were based on plausible scenario analysis of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. Refer to Note 6 for additional details on the macroeconomic variables used in the forward-looking macroeconomic forecasts.

Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date, by considering reasonable and supportable information that is not already included in the quantitative models. The current environment is subject to rapid change and to the extent that certain effects of COVID-19 are not fully incorporated into the model calculations, temporary quantitative and qualitative adjustments have been considered. This includes borrower credit scores, industry and geography specific COVID-19 impacts, payment support initiatives introduced by the Bank and governments, and the persistence of the economic shutdown, the effects of which are not yet fully reflected in the quantitative models. The Bank has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk.

Goodwill and Other Intangibles

The Bank assessed whether market conditions and uncertainty about the macroeconomic impacts of COVID-19, including on gross domestic product (GDP) growth, unemployment rates and interest rates, have resulted in an impairment of its goodwill and intangible assets. Having considered these indicators, the Bank concluded that there is no impairment in the carrying amount of its goodwill and intangible assets as of July 31, 2020.

Fair Value Measurements

As discussed in Note 3 of the Bank’s 2019 Annual Consolidated Financial Statements, the determination of fair value for certain complex or illiquid financial instruments requires judgment over the valuation techniques and related inputs used. These include liquidity considerations and various model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Additionally, judgment is used in determining the various types of valuation adjustments to account for system limitations or measurement uncertainty including from widening funding and credit spreads.

An analysis of fair values of financial instruments is provided in Note 4.

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards have been adopted by the Bank on November 1, 2019.

Leases

In January 2016, the IASB issued IFRS 16, which replaced IAS 17, Leases (IAS 17) and became effective for annual periods beginning on or after January 1, 2019, which was November 1, 2019 for the Bank.

IFRS 16 introduces a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use (ROU) assets and lease liabilities for arrangements that meet the definition of a lease on the commencement date. The ROU asset is initially measured as the lease liability, subject to certain adjustments, if any, and is subsequently measured at such cost less accumulated depreciation and any related accumulated impairment. The lease liability is initially measured at the present value of the future lease payments over the remaining lease term and is discounted using the Bank’s incremental borrowing rate. The lease term includes renewal and termination options that the Bank is reasonably certain to exercise, and the lease liability is remeasured when there are adjustments to future lease payments, changes in the Bank’s assumptions or strategies relating to the exercise of purchase, extension, or termination options, or updates to the incremental borrowing rate. ROU assets are recorded in Land, buildings, equipment, and other depreciable assets and lease liabilities are included in Other liabilities on the Interim Consolidated Balance Sheet. The Interim Consolidated Statement of Income recognizes interest expense on lease liabilities, which is calculated on an effective interest rate basis. Secondly, depreciation expense is recognized on the ROU assets and is calculated on a straight-line basis in Non-interest expense. Previously, under IAS 17, net rental expense on operating leases was recorded in Non-interest expense. The net impact of these changes shifts the timing of expense recognition. Short-term leases, which are defined as those that have a lease term of twelve months or less, and leases of low-value assets are exempt, with their payments being recognized in Non-interest expense on a straight-line basis within the Bank’s Interim Consolidated Statement of Income. Lessor accounting remains substantially unchanged.

Upon transition to IFRS 16, the Bank adopted the new standard using the modified retrospective approach and recognized the cumulative effect of the transitional impact in opening retained earnings on November 1, 2019 with no restatement of comparative periods. The Bank has applied certain permitted practical expedients including: using hindsight to determine the lease term where lease contracts contain options to extend or terminate; measuring the ROU asset retrospectively for certain leases; not reassessing contracts identified as leases under the previous accounting standards, and not applying IFRS 16 to leases of intangible assets; and applying onerous lease provisions recognized as at October 31, 2019 as an alternative to performing an impairment review on the ROU assets as at November 1, 2019.

The main impact of IFRS 16 was on the Bank’s real estate leases, which were previously classified as operating leases. The Bank also leases certain equipment and other assets. On November 1, 2019, the Bank recognized $4.45 billion of ROU assets, $5.65 billion of lease liabilities, and other balance sheet adjustments and reclassifications of $0.65 billion. The decrease in retained earnings was $0.55 billion after tax. The impact to Common Equity Tier 1 (CET1) capital was a decrease of 24 basis points. The following table sets forth the adjustments to the Bank’s operating lease commitments disclosed under IAS 17 as at October 31, 2019, which were used to derive the lease liabilities recognized by the Bank as at November 1, 2019:

(millions of Canadian dollars)	Amount
Operating lease commitments disclosed as at October 31, 2019	$7,621
Commitments for leases that have not commenced at November 1, 2019, and commitments for non-lease payments[1]	(2,363)
Effect of recognition exemption for short-term and low value leases	(56)
Effect of extension and termination options reasonably certain to be exercised and other	4,721

Effect of discounting using the incremental borrowing rate[2]	(4,278)
Lease liabilities recognized as at November 1, 2019	$5,645
[1]	Non-lease payments include taxes and estimated operating expenses.
[2]	The weighted average incremental borrowing rate was 2.8%.

Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC (IFRS Interpretations Committee) Interpretation 23, Uncertainty over Income Tax Treatments, which clarifies application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The Bank adopted this interpretation on November 1, 2019 and it did not have a significant impact on the Bank.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 48

IBOR Reform and its Effects on Financial Reporting

As a result of the effects of Interbank Offered Rates (IBOR) reform, on September 26, 2019, the IASB issued Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39, and IFRS 7, for which the Bank adopted the applicable amendments in the fourth quarter of 2019. The amendments provide temporary exceptions from applying specific hedge accounting requirements to all hedging relationships directly affected by interest rate benchmark reform. Under the amendments, entities would apply hedge accounting requirements assuming that the interest rate benchmark is not altered, thereby enabling hedge accounting to continue during the period of uncertainty prior to the replacement of an existing benchmark interest rate with an alternative benchmark rate. The amendments also provide an exception from the requirement to discontinue hedge accounting if the actual results of the hedge do not meet the effectiveness requirements as a result of interest rate benchmark reform. Amendments were also made to IFRS 7 introducing additional disclosures related to amended IAS 39. Refer to Notes 2 and 11 of the Bank’s 2019 Annual Consolidated Financial Statements for further details.

On April 9, 2020, the IASB published proposed amendments in the Interest Rate Benchmark Reform—Phase 2 Proposed amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Exposure Draft. Final amendments are expected later in 2020. The Bank is monitoring the IASB’s developments and is continuing to assess the impact of interest rate benchmark reform.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of this standard on the Interim Consolidated Financial Statements and will adopt this standard when it becomes effective.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. In June 2020, the IASB published Amendments to IFRS 17 which changed the effective date of the standard to annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. Any change to the Bank’s effective date is subject to updates of OSFI’s related Advisory. The Bank is assessing the impact of the amended standard on its consolidated financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(As at and in millions of Canadian dollars)	July 31, 2020	October 31, 2019
ASSETS
Cash and due from banks	$5,410	$4,863
Interest-bearing deposits with banks	161,519	25,583
	166,929	30,446
Trading loans, securities, and other (Note 4)	144,771	146,000
Non-trading financial assets at fair value through profit or loss (Note 4)	10,675	6,503
Derivatives (Note 4)	77,320	48,894
Financial assets designated at fair value through profit or loss (Note 4)	6,385	4,040
Financial assets at fair value through other comprehensive income (Notes 4, 5, 6)	117,457	111,104
	356,608	316,541
Debt securities at amortized cost, net of allowance for credit losses (Notes 4, 5)	200,111	130,497
Securities purchased under reverse repurchase agreements (Note 4)	159,672	165,935
Loans (Notes 4, 6)
Residential mortgages	246,137	235,640
Consumer instalment and other personal	182,394	180,334
Credit card	32,640	36,564
Business and government	268,409	236,517
	729,580	689,055
Allowance for loan losses (Note 6)	(8,133)	(4,447)
Loans, net of allowance for loan losses	721,447	684,608
Other
Customers’ liability under acceptances	13,394	13,494
Investment in TD Ameritrade (Note 7)	10,014	9,316
Goodwill (Note 9)	17,229	16,976
Other intangibles	2,232	2,503
Land, buildings, equipment, and other depreciable assets (Note 2)	9,625	5,513
Deferred tax assets (Note 17)	1,956	1,799
Amounts receivable from brokers, dealers, and clients	20,225	20,575
Other assets (Note 10)	17,863	17,087
	92,538	87,263
Total assets	$1,697,305	$1,415,290
LIABILITIES
Trading deposits (Notes 4, 11)	$22,118	$26,885
Derivatives (Note 4)	80,685	50,051
Securitization liabilities at fair value (Note 4)	13,402	13,058
Financial liabilities designated at fair value through profit or loss (Notes 4, 11)	100,339	105,131
	216,544	195,125
Deposits (Notes 4, 11)
Personal	609,798	503,430
Banks	20,171	16,751
Business and government	461,309	366,796
	1,091,278	886,977
Other
Acceptances	13,394	13,494
Obligations related to securities sold short (Note 4)	33,783	29,656
Obligations related to securities sold under repurchase agreements (Note 4)	171,881	125,856
Securitization liabilities at amortized cost (Note 4)	15,093	14,086
Amounts payable to brokers, dealers, and clients	17,672	23,746
Insurance-related liabilities	7,601	6,920
Other liabilities (Notes 2, 12)	25,116	21,004
	284,540	234,762
Subordinated notes and debentures (Notes 4, 13)	12,477	10,725
Total liabilities	1,604,839	1,327,589
EQUITY
Shareholders’ Equity
Common shares (Note 14)	22,361	21,713
Preferred shares (Note 14)	5,800	5,800
Treasury shares – common (Note 14)	(59)	(41)
Treasury shares – preferred (Note 14)	(5)	(6)
Contributed surplus	128	157
Retained earnings	49,934	49,497
Accumulated other comprehensive income (loss)	14,307	10,581
Total equity	92,466	87,701
Total liabilities and equity	$1,697,305	$1,415,290

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31 2020	July 31 2019	July 31 2020	July 31 2019
Interest income[1]
Loans	$6,527	$8,161	$21,873	$23,808
Securities
Interest	1,125	1,921	4,420	5,995
Dividends	359	383	1,310	1,101
Deposits with banks	55	179	280	557
	8,066	10,644	27,883	31,461
Interest expense (Note 21)
Deposits	1,053	3,489	6,272	10,362
Securitization liabilities	72	123	294	403
Subordinated notes and debentures	113	100	326	288
Other (Note 2)	345	908	1,747	2,652
	1,583	4,620	8,639	13,705
Net interest income	6,483	6,024	19,244	17,756
Non-interest income
Investment and securities services	1,368	1,213	4,000	3,626
Credit fees	359	333	1,046	967
Net securities gain (loss) (Note 5)	10	23	8	47
Trading income (loss)	474	398	1,158	810
Income (loss) from non-trading financial instruments at fair value through profit or loss	81	31	3	115
Income (loss) from financial instruments designated at fair value through profit or loss	140	8	82	97
Service charges	571	736	1,960	2,142
Card services	458	630	1,588	1,887
Insurance revenue	1,177	1,088	3,435	3,158
Other income (loss)	(456)	15	(722)	120
	4,182	4,475	12,558	12,969
Total revenue	10,665	10,499	31,802	30,725
Provision for credit losses (Note 6)	2,188	655	6,325	2,138
Insurance claims and related expenses	805	712	2,256	2,082
Non-interest expenses
Salaries and employee benefits (Notes 15,16)	3,050	2,849	9,010	8,500
Occupancy, including depreciation (Note 2)	450	446	1,350	1,360
Equipment, including depreciation (Note 2)	321	286	925	847
Amortization of other intangibles	203	195	610	589
Marketing and business development	152	197	516	563
Restructuring charges (recovery)	–	27	(8)	21
Brokerage-related and sub-advisory fees	89	84	268	250
Professional and advisory services	248	296	797	943
Other	794	994	2,427	3,404
	5,307	5,374	15,895	16,477
Income before income taxes and equity in net income of an investment in TD Ameritrade	2,365	3,758	7,326	10,028
Provision for (recovery of) income taxes (Note 17)	445	813	1,354	2,089
Equity in net income of an investment in TD Ameritrade (Note 7)	328	303	780	891
Net income	2,248	3,248	6,752	8,830
Preferred dividends	68	62	203	184
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,180	$3,186	$6,549	$8,646
Attributable to:
Common shareholders	$2,180	$3,186	$6,549	$8,628
Non-controlling interests in subsidiaries	–	–	–	18
Earnings per share (Canadian dollars) (Note 18)
Basic	$1.21	$1.75	$3.63	$4.72
Diluted	1.21	1.74	3.62	4.71
Dividends per common share (Canadian dollars)	0.79	0.74	2.32	2.15

[1]

Includes $7,141 million and $23,710 million, for the three and nine months ended July 31, 2020, respectively (three and nine months ended July 31, 2019 – $8,838 million and $26,077 million, respectively) which have been calculated based on the effective interest rate method. Refer to Note 21.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 51

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1] (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2020	July 31 2019	July 31 2020	July 31 2019
Net income	$2,248	$3,248	$6,752	$8,830
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	462	34	246	130
Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	(5)	(22)	(4)	(8)
Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	(5)	–	1	(2)
	452	12	243	120
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations, net of hedging activities
Unrealized gains (losses) on investments in foreign operations	(3,240)	(1,289)	1,296	(62)
Net gains (losses) on hedges of investments in foreign operations	992	452	(431)	133
	(2,248)	(837)	865	71
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses) on derivatives designated as cash flow hedges	(198)	(29)	3,944	2,625
Reclassification to earnings of losses (gains) on cash flow hedges	335	1,036	(1,067)	566
	137	1,007	2,877	3,191
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	(525)	(264)	(668)	(688)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	16	(6)	(190)	(90)
Gains (losses) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss	(20)	14	(69)	2
	(529)	(256)	(927)	(776)
Total other comprehensive income (loss), net of income taxes	(2,188)	(74)	3,058	2,606
Total comprehensive income (loss)	$60	$3,174	$9,810	$11,436
Attributable to:
Common shareholders	$(8)	$3,112	$9,607	$11,234
Preferred shareholders	68	62	203	184
Non-controlling interests in subsidiaries	–	–	–	18

[1]	The amounts are net of income tax provisions (recoveries) presented in the following table.

Income Tax Provisions (Recoveries) in the Interim Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2020	July 31 2019	July 31 2020	July 31 2019
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	$142	$4	$84	$32
Less: Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	–	1	–	(5)
Less: Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	(1)	–	–	–
Unrealized gains (losses) on investments in foreign operations	–	–	–	–
Net gains (losses) on hedges of investments in foreign operations	356	163	(154)	48
Change in gains (losses) on derivatives designated as cash flow hedges	(217)	(102)	1,487	930
Less: Reclassification to earnings of losses (gains) on cash flow hedges	(260)	(451)	489	(193)
Actuarial gains (losses) on employee benefit plans	(187)	(91)	(238)	(244)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	6	(2)	(70)	(33)
Gains (losses) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss	(7)	5	(25)	–
Total income taxes	$354	$427	$595	$931

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 52

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31, 2020	July 31, 2019	July 31, 2020	July 31, 2019
Common shares (Note 14)
Balance at beginning of period	$21,766	$21,718	$21,713	$21,221
Proceeds from shares issued on exercise of stock options	12	45	65	97
Shares issued as a result of dividend reinvestment plan (Note 14)	583	92	726	289
Shares issued in connection with acquisitions (Note 14)	–	–	–	366
Purchase of shares for cancellation and other	–	(133)	(143)	(251)
Balance at end of period	22,361	21,722	22,361	21,722
Preferred shares (Note 14)
Balance at beginning of period	5,800	5,350	5,800	5,000
Issue of shares	–	450	–	800
Balance at end of period	5,800	5,800	5,800	5,800
Treasury shares – common (Note 14)
Balance at beginning of period	(25)	(49)	(41)	(144)
Purchase of shares	(2,152)	(2,330)	(6,787)	(7,528)
Sale of shares	2,118	2,335	6,769	7,628
Balance at end of period	(59)	(44)	(59)	(44)
Treasury shares – preferred (Note 14)
Balance at beginning of period	(3)	(6)	(6)	(7)
Purchase of shares	(29)	(42)	(98)	(111)
Sale of shares	27	44	99	114
Balance at end of period	(5)	(4)	(5)	(4)
Contributed surplus
Balance at beginning of period	124	162	157	193
Net premium (discount) on sale of treasury shares	6	1	(31)	(25)
Issuance of stock options, net of options exercised	–	(4)	–	(6)
Other	(2)	(2)	2	(5)
Balance at end of period	128	157	128	157
Retained earnings
Balance at beginning of period	49,702	47,980	49,497	46,145
Impact on adoption of IFRS 16, Leases (IFRS 16) (Note 2)	n/a [1]	n/a	(553)	n/a
Impact on adoption of IFRS 15, Revenue from Contracts with Customers (IFRS 15)	n/a	n/a	n/a	(41)
Net income attributable to shareholders	2,248	3,248	6,752	8,812
Common dividends	(1,423)	(1,347)	(4,183)	(3,924)
Preferred dividends	(68)	(62)	(203)	(184)
Share issue expenses and other	–	(5)	–	(9)
Net premium on repurchase of common shares, redemption of preferred shares, and other	–	(732)	(704)	(1,342)
Actuarial gains (losses) on employee benefit plans	(525)	(264)	(668)	(688)
Realized gains (losses) on equity securities designated at fair value through other comprehensive income	–	–	(4)	49
Balance at end of period	49,934	48,818	49,934	48,818
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt securities at fair value through other comprehensive income:
Balance at beginning of period	114	353	323	245
Other comprehensive income (loss)	457	12	242	122
Allowance for credit losses	(5)	–	1	(2)
Balance at end of period	566	365	566	365
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	(246)	(29)	(40)	55
Other comprehensive income (loss)	16	(6)	(194)	(41)
Reclassification of loss (gain) to retained earnings	–	–	4	(49)
Balance at end of period	(230)	(35)	(230)	(35)
Gains (losses) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	(35)	(12)	14	–
Other comprehensive income (loss)	(20)	14	(69)	2
Balance at end of period	(55)	2	(55)	2
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	11,906	9,734	8,793	8,826
Other comprehensive income (loss)	(2,248)	(837)	865	71
Balance at end of period	9,658	8,897	9,658	8,897
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	4,231	(303)	1,491	(2,487)
Other comprehensive income (loss)	137	1,007	2,877	3,191
Balance at end of period	4,368	704	4,368	704
Total accumulated other comprehensive income	14,307	9,933	14,307	9,933
Total shareholders’ equity	92,466	86,382	92,466	86,382
Non-controlling interests in subsidiaries
Balance at beginning of period	–	–	–	993
Net income attributable to non-controlling interests in subsidiaries	–	–	–	18
Redemption of non-controlling interests in subsidiaries	–	–	–	(1,000)
Other	–	–	–	(11)
Balance at end of period	–	–	–	–
Total equity	$92,466	$86,382	$92,466	$86,382

[1]	Not applicable.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 53

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2020	July 31 2019	July 31 2020	July 31 2019
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in TD Ameritrade	$2,693	$4,061	$8,106	$10,919
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 6)	2,188	655	6,325	2,138
Depreciation	300	150	895	439
Amortization of other intangibles	203	195	610	589
Net securities losses (gains) (Note 5)	(10)	(23)	(8)	(47)
Equity in net income of an investment in TD Ameritrade (Note 7)	(328)	(303)	(780)	(891)
Deferred taxes	(214)	(3)	(630)	47
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	20	(46)	(135)	(59)
Securities sold under repurchase agreements	8,164	15,323	46,025	29,819
Securities purchased under reverse repurchase agreements	8,119	(12,695)	6,263	(35,265)
Securities sold short	5,052	(1,066)	4,127	(4,179)
Trading loans and securities	(12,941)	(9,356)	1,229	(14,264)
Loans net of securitization and sales	23,448	(12,978)	(42,653)	(31,624)
Deposits	8,692	(21,195)	199,534	(58,021)
Derivatives	4,211	2,439	2,208	9,740
Non-trading financial assets at fair value through profit or loss	(2,007)	(1,831)	(4,172)	(1,927)
Financial assets and liabilities designated at fair value through profit or loss	3,369	37,352	(7,137)	95,358
Securitization liabilities	506	170	1,351	(373)
Current taxes	908	142	198	(688)
Brokers, dealers and clients amounts receivable and payable	(545)	328	(5,724)	(748)
Other	8,503	3,130	(6,647)	(1,489)
Net cash from (used in) operating activities	60,331	4,449	208,985	(526)
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures (Note 13)	–	1,749	3,000	1,749
Redemption or repurchase of subordinated notes and debentures	(1,493)	(105)	(1,562)	(82)
Common shares issued (Note 14)	10	38	56	82
Repurchase of common shares (Note 14)	–	(865)	(847)	(1,593)
Preferred shares issued (Note 14)	–	445	–	791
Sale of treasury shares (Note 14)	2,151	2,380	6,837	7,717
Purchase of treasury shares (Note 14)	(2,181)	(2,372)	(6,885)	(7,639)
Dividends paid	(908)	(1,317)	(3,660)	(3,819)
Redemption of non-controlling interests in subsidiaries	–	–	–	(1,000)
Distributions to non-controlling interests in subsidiaries	–	–	–	(11)
Repayment of lease liabilities[1]	(143)	n/a	(441)	n/a
Net cash from (used in) financing activities	(2,564)	(47)	(3,502)	(3,805)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(14,759)	(6,244)	(135,936)	(3,977)
Activities in financial assets at fair value through other comprehensive income (Note 5)
Purchases	(16,133)	(5,941)	(45,642)	(17,292)
Proceeds from maturities	14,753	12,358	33,519	28,212
Proceeds from sales	1,852	1,439	8,753	6,353
Activities in debt securities at amortized cost (Note 5)
Purchases	(53,819)	(12,821)	(93,151)	(27,391)
Proceeds from maturities	10,401	6,973	27,870	18,680
Proceeds from sales	238	1	410	1,133
Net purchases of land, buildings, equipment, and other depreciable assets	(67)	(113)	(817)	(578)
Net cash acquired from (paid for) divestitures and acquisitions	–	(4)	–	(540)
Net cash from (used in) investing activities	(57,534)	(4,352)	(204,994)	4,600
Effect of exchange rate changes on cash and due from banks	(120)	(47)	58	8
Net increase (decrease) in cash and due from banks	113	3	547	277
Cash and due from banks at beginning of period	5,297	5,009	4,863	4,735
Cash and due from banks at end of period	$5,410	$5,012	$5,410	$5,012
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$197	$848	$1,542	$2,798
Amount of interest paid during the period	1,673	4,649	8,978	13,644
Amount of interest received during the period	7,817	10,244	26,777	30,240
Amount of dividends received during the period	365	420	1,295	1,099

[1]	Prior to the adoption of IFRS 16, repayments of finance lease liabilities were included in “Net cash from (used in) operating activities”.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 54

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1:  NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions (OSFI) Canada. The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting using the accounting policies as described in Note 2 of the Bank’s 2019 Annual Consolidated Financial Statements, except for the changes in accounting policies described in Note 2 of this report. Certain comparative amounts have been revised to conform with the presentation adopted in the current period.

The preparation of the Interim Consolidated Financial Statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank’s 2019 Annual Consolidated Financial Statements and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank’s Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three and nine months ended July 31, 2020, were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on August 26, 2020.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, it should be read in conjunction with the Bank’s 2019 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2019 Management’s Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank’s 2019 Annual Consolidated Financial Statements.

NOTE 2:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards have been adopted by the Bank on November 1, 2019.

Leases

In January 2016, the IASB issued IFRS 16, which replaced IAS 17, Leases (IAS 17) and became effective for annual periods beginning on or after January 1, 2019, which was November 1, 2019 for the Bank.

IFRS 16 introduces a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use (ROU) assets and lease liabilities for arrangements that meet the definition of a lease on the commencement date. The ROU asset is initially measured as the lease liability, subject to certain adjustments, if any, and is subsequently measured at such cost less accumulated depreciation and any related accumulated impairment. The lease liability is initially measured at the present value of the future lease payments over the remaining lease term and is discounted using the Bank’s incremental borrowing rate. The lease term includes renewal and termination options that the Bank is reasonably certain to exercise, and the lease liability is remeasured when there are adjustments to future lease payments, changes in the Bank’s assumptions or strategies relating to the exercise of purchase, extension, or termination options, or updates to the incremental borrowing rate. ROU assets are recorded in Land, buildings, equipment, and other depreciable assets and lease liabilities are included in Other liabilities on the Interim Consolidated Balance Sheet. The Interim Consolidated Statement of Income recognizes interest expense on lease liabilities, which is calculated on an effective interest rate basis. Secondly, depreciation expense is recognized on the ROU assets and is calculated on a straight-line basis in Non-interest expense. Previously, under IAS 17, net rental expense on operating leases was recorded in Non-interest expense. The net impact of these changes shifts the timing of expense recognition. Short-term leases, which are defined as those that have a lease term of twelve months or less, and leases of low-value assets are exempt, with their payments being recognized in Non-interest expense on a straight-line basis within the Bank’s Interim Consolidated Statement of Income. Lessor accounting remains substantially unchanged.

Upon transition to IFRS 16, the Bank adopted the new standard using the modified retrospective approach and recognized the cumulative effect of the transitional impact in opening retained earnings on November 1, 2019 with no restatement of comparative periods. The Bank has applied certain permitted practical expedients including: using hindsight to determine the lease term where lease contracts contain options to extend or terminate; measuring the ROU asset retrospectively for certain leases; not reassessing contracts identified as leases under the previous accounting standards, and not applying IFRS 16 to leases of intangible assets; and applying onerous lease provisions recognized as at October 31, 2019 as an alternative to performing an impairment review on the ROU assets as at November 1, 2019.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 55

The main impact of IFRS 16 was on the Bank’s real estate leases, which were previously classified as operating leases. The Bank also leases certain equipment and other assets. On November 1, 2019, the Bank recognized $4.45 billion of ROU assets, $5.65 billion of lease liabilities, and other balance sheet adjustments and reclassifications of $0.65 billion. The decrease in retained earnings was $0.55 billion after tax. The impact to Common Equity Tier 1 (CET1) capital was a decrease of 24 basis points. The following table sets forth the adjustments to the Bank’s operating lease commitments disclosed under IAS 17 as at October 31, 2019, which were used to derive the lease liabilities recognized by the Bank as at November 1, 2019:

(millions of Canadian dollars)	Amount
Operating lease commitments disclosed as at October 31, 2019	$7,621
Commitments for leases that have not commenced at November 1, 2019, and commitments for non-lease payments[1]	(2,363)
Effect of recognition exemption for short-term and low value leases	(56)
Effect of extension and termination options reasonably certain to be exercised and other	4,721

Effect of discounting using the incremental borrowing rate[2]	(4,278)
Lease liabilities recognized as at November 1, 2019	$5,645

[1]	Non-lease payments include taxes and estimated operating expenses.
[2]	The weighted average incremental borrowing rate was 2.8%.

Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC (IFRS Interpretations Committee) Interpretation 23, Uncertainty over Income Tax Treatments, which clarifies application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The Bank adopted this interpretation on November 1, 2019 and it did not have a significant impact on the Bank.

IBOR Reform and its Effects on Financial Reporting

As a result of the effects of Interbank Offered Rates (IBOR) reform, on September 26, 2019, the IASB issued Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39, and IFRS 7, for which the Bank adopted the applicable amendments in the fourth quarter of 2019. The amendments provide temporary exceptions from applying specific hedge accounting requirements to all hedging relationships directly affected by interest rate benchmark reform. Under the amendments, entities would apply hedge accounting requirements assuming that the interest rate benchmark is not altered, thereby enabling hedge accounting to continue during the period of uncertainty prior to the replacement of an existing benchmark interest rate with an alternative benchmark rate. The amendments also provide an exception from the requirement to discontinue hedge accounting if the actual results of the hedge do not meet the effectiveness requirements as a result of interest rate benchmark reform. Amendments were also made to IFRS 7 introducing additional disclosures related to amended IAS 39. Refer to Notes 2 and 11 of the Bank’s 2019 Annual Consolidated Financial Statements for further details.

On April 9, 2020, the IASB published proposed amendments in the Interest Rate Benchmark Reform—Phase 2 Proposed amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Exposure Draft. Final amendments are expected later in 2020. The Bank is monitoring the IASB’s developments and is continuing to assess the impact of interest rate benchmark reform.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of this standard on the Interim Consolidated Financial Statements and will adopt this standard when it becomes effective.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. In June 2020, the IASB published Amendments to IFRS 17 which changed the effective date of the standard to annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. Any change to the Bank’s effective date is subject to updates of OSFI’s related Advisory. The Bank is assessing the impact of the amended standard on its consolidated financial statements.

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential to understanding the results of its operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures so that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. Refer to Note 3 of the Bank’s 2019 Annual Consolidated Financial Statements for a description of significant accounting judgments, estimates, and assumptions, in addition to those described below.

LEASES

The Bank applies judgment in determining the appropriate lease term on a lease-by-lease basis. All facts and circumstances that create an economic incentive to exercise a renewal option or not to exercise a termination option including investments in major leaseholds, branch performance and past business practice are considered. The periods covered by renewal or termination options are only included in the lease term if it is reasonably certain that the Bank will exercise the options; management considers “reasonably certain” to be a high threshold. Changes in the economic environment or changes in the industry may impact the Bank’s assessment of lease term, and any changes in the Bank’s estimate of lease terms may have a material impact on the Bank’s Interim Consolidated Balance Sheet and Interim Consolidated Statement of Income.

In determining the carrying amount of ROU assets and lease liabilities, the Bank is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determinable. The Bank determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Bank’s creditworthiness, the security, term, and value of the ROU asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to changes in the macroeconomic environment.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 56

The accounting judgments, estimates and assumptions impacted by the emergence of the Coronavirus Disease 2019 (COVID-19) and in consideration of IASB and OSFI guidance in the second and third quarters of 2020 are as follows:

IMPAIRMENT – EXPECTED CREDIT LOSS MODEL

The expected credit loss (ECL) model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. As a result of COVID-19, there is a higher degree of uncertainty in determining reasonable and supportable forward-looking information used in assessing significant increase in credit risk and measuring ECLs. The Bank introduced relief programs in the prior quarter that allow borrowers to temporarily defer payments of principal and/or interest on their loans and is supporting various government-assistance programs which reduce the Bank’s exposure to expected losses. Under these retail and non-retail programs and notwithstanding any other changes in credit risk, opting into a payment deferral program does not in and of itself trigger a significant increase in credit risk since initial recognition (which would result in stage migration) and does not result in additional days past due. Macroeconomic variables are statistically derived relative to the base forecast based on historical distributions for each variable. This process was followed for the upside forecast. For the downside forecast, similar to the prior quarter, macroeconomic variables were based on plausible scenario analysis of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. Refer to Note 6 for additional details on the macroeconomic variables used in the forward-looking macroeconomic forecasts.

Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date, by considering reasonable and supportable information that is not already included in the quantitative models. The current environment is subject to rapid change and to the extent that certain effects of COVID-19 are not fully incorporated into the model calculations, temporary quantitative and qualitative adjustments have been considered. This includes borrower credit scores, industry and geography specific COVID-19 impacts, payment support initiatives introduced by the Bank and governments, and the persistence of the economic shutdown, the effects of which are not yet fully reflected in the quantitative models. The Bank has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk.

GOODWILL AND OTHER INTANGIBLES

The Bank assessed whether market conditions and uncertainty about the macroeconomic impacts of COVID-19, including on gross domestic product (GDP) growth, unemployment rates and interest rates, have resulted in an impairment of its goodwill and intangible assets. Having considered these indicators, the Bank concluded that there is no impairment in the carrying amount of its goodwill and intangible assets as of July 31, 2020.

FAIR VALUE MEASUREMENTS

As discussed in Note 3 of the Bank’s 2019 Annual Consolidated Financial Statements, the determination of fair value for certain complex or illiquid financial instruments requires judgment over the valuation techniques and related inputs used. These include liquidity considerations and various model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Additionally, judgment is used in determining the various types of valuation adjustments to account for system limitations or measurement uncertainty including from widening funding and credit spreads.

An analysis of fair values of financial instruments is provided in Note 4.

NOTE 4:  FAIR VALUE MEASUREMENTS

There have been no significant changes to the Bank’s approach and methodologies used to determine fair value measurements during the three and nine months ended July 31, 2020. Refer to Note 5 of the Bank’s 2019 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of the Bank’s financial instruments.

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude assets that are not financial instruments, such as land, buildings, and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value1

(millions of Canadian dollars)	As at
	July 31, 2020		October 31, 2019
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$146,193	$147,099	$78,275	$78,374
Other debt securities	53,918	53,973	52,222	52,370
Total debt securities at amortized cost, net of allowance for credit losses	200,111	201,072	130,497	130,744
Total loans, net of allowance for loan losses	721,447	731,353	684,608	688,154
Total financial assets not carried at fair value	$921,558	$932,425	$815,105	$818,898

FINANCIAL LIABILITIES
Deposits	$1,091,278	$1,094,620	$886,977	$892,597
Securitization liabilities at amortized cost	15,093	15,500	14,086	14,258
Subordinated notes and debentures	12,477	13,492	10,725	11,323
Total financial liabilities not carried at fair value	$1,118,848	$1,123,612	$911,788	$918,178

[1]	This table excludes financial assets and liabilities where the carrying amount is a reasonable approximation of fair value.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 57

Fair Value Hierarchy and Valuation of Assets and Liabilities Classified as Level 3

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. Refer to Note 5 of the Bank’s 2019 Annual Consolidated Financial Statements for a description of the three levels.

There have been no significant changes to the valuation techniques, unobservable inputs, and sensitivities during the three and nine months ended July 31, 2020. The significant valuation techniques and significant unobservable inputs used in the fair value measurements of Level 3 financial assets and financial liabilities are described and quantified in the “Valuation of Assets and Liabilities Classified as Level 3” section in Note 5 of the Bank’s 2019 Annual Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 58

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at July 31, 2020 and October 31, 2019.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis

(millions of Canadian dollars)								As at
	July 31, 2020				October 31, 2019
	Level 1	Level 2	Level 3	Total[1]	Level 1	Level 2	Level 3	Total[1]

FINANCIAL ASSETS AND COMMODITIES

Trading loans, securities, and other[2]
Government and government-related securities
Canadian government debt
Federal	$399	$20,193	$–	$20,592	$395	$10,521	$–	$10,916
Provinces	–	8,763	–	8,763	–	8,510	8	8,518
U.S. federal, state, municipal governments, and agencies debt	–	21,584	–	21,584	–	19,133	–	19,133
Other OECD government guaranteed debt	–	5,069	–	5,069	–	4,132	–	4,132
Mortgage-backed securities	–	1,849	–	1,849	–	1,746	–	1,746
Other debt securities
Canadian issuers	–	4,726	–	4,726	–	5,129	3	5,132
Other issuers	–	13,080	8	13,088	–	13,547	1	13,548
Equity securities
Common shares	42,087	17	–	42,104	56,058	61	–	56,119
Preferred shares	44	–	–	44	57	–	–	57
Trading loans	–	13,206	–	13,206	–	12,482	–	12,482
Commodities	13,411	320	–	13,731	13,761	437	–	14,198

Retained interests	–	15	–	15	–	19	–	19

	55,941	88,822	8	144,771	70,271	75,717	12	146,000
Non-trading financial assets at fair value through profit or loss
Securities	229	5,758	530	6,517	229	3,985	493	4,707

Loans	–	4,155	3	4,158	–	1,791	5	1,796

	229	9,913	533	10,675	229	5,776	498	6,503
Derivatives
Interest rate contracts	48	21,600	–	21,648	22	14,794	–	14,816
Foreign exchange contracts	30	48,760	3	48,793	24	30,623	3	30,650
Credit contracts	–	32	–	32	–	16	–	16
Equity contracts	3	3,018	360	3,381	1	1,298	589	1,888

Commodity contracts	533	2,924	9	3,466	266	1,246	12	1,524

	614	76,334	372	77,320	313	47,977	604	48,894
Financial assets designated at fair value through profit or loss

Securities[2]	–	6,385	–	6,385	–	4,040	–	4,040

	–	6,385	–	6,385	–	4,040	–	4,040

Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	18,242	–	18,242	–	9,663	–	9,663
Provinces	–	16,662	–	16,662	–	12,927	–	12,927
U.S. federal, state, municipal governments, and agencies debt	–	37,940	–	37,940	–	40,737	–	40,737
Other OECD government guaranteed debt	–	14,356	–	14,356	–	14,407	–	14,407
Mortgage-backed securities	–	4,161	–	4,161	–	5,437	–	5,437
Other debt securities
Asset-backed securities	–	10,951	–	10,951	–	15,888	–	15,888
Non-agency collateralized mortgage obligation portfolio	–	–	–	–	–	247	–	247
Corporate and other debt	–	9,463	20	9,483	–	7,810	24	7,834
Equity securities
Common shares	865	1	1,538	2,404	89	2	1,507	1,598
Preferred shares	179	–	26	205	198	–	44	242

Loans	–	3,053	–	3,053	–	2,124	–	2,124

	1,044	114,829	1,584	117,457	287	109,242	1,575	111,104

Securities purchased under reverse repurchase agreements	–	6,833	–	6,833	–	4,843	–	4,843

FINANCIAL LIABILITIES

Trading deposits	–	17,595	4,523	22,118	–	22,793	4,092	26,885
Derivatives
Interest rate contracts	44	22,365	95	22,504	19	14,404	83	14,506
Foreign exchange contracts	36	48,600	–	48,636	21	29,374	4	29,399
Credit contracts	–	282	–	282	–	420	–	420
Equity contracts	–	4,233	973	5,206	–	2,877	1,514	4,391

Commodity contracts	643	3,392	22	4,057	266	1,040	29	1,335

	723	78,872	1,090	80,685	306	48,115	1,630	50,051

Securitization liabilities at fair value	–	13,402	–	13,402	–	13,058	–	13,058

Financial liabilities designated at fair value through profit or loss	–	100,334	5	100,339	–	105,110	21	105,131

Obligations related to securities sold short[2]	1,377	32,402	4	33,783	878	28,778	–	29,656

Obligations related to securities sold under repurchase agreements	–	2,902	–	2,902	–	2,973	–	2,973

[1]	Fair value is the same as carrying value.
[2]	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 59

The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the three and nine months ended July 31, 2020 and July 31, 2019.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•

Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant unobservable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 60

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 unobservable inputs for the three and nine months ended July 31, 2020 and July 31, 2019.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at May 1 2020	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at July 31 2020	Change in unrealized gains (losses) on instruments still held[5]
		Included in income[1]	Included in OCI[2,3]	Purchases/ Issuances	Sales/ Settlements[4]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Provinces	$–	$–	$–	$–	$–	$–	$–	$–	$–
Other debt securities
Canadian issuers	–	–	–	–	–	–	–	–	–
Other issuers	15	–	–	2	(13)	4	–	8	(1)

	15	–	–	2	(13)	4	–	8	(1)
Non-trading financial assets at fair value through profit or loss
Securities	496	10	–	33	(9)	–	–	530	8
Loans	3	–	–	–	–	–	–	3	–

	499	10	–	33	(9)	–	–	533	8

Financial assets at fair value through other comprehensive income
Government and government-related securities
Other OECD government guaranteed debt	–	–	–	–	–	–	–	–	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–
Corporate and other debt	20	–	–	–	–	–	–	20	–
Equity securities
Common shares	1,602	–	(3)	5	(66)	–	–	1,538	(3)

Preferred shares	27	–	(1)	–	–	–	–	26	(3)
	$1,649	$–	$(4)	$5	$(66)	$–	$–	$1,584	$(6)

FINANCIAL LIABILITIES

Trading deposits[6]	$(4,322)	$(306)	$–	$(580)	$688	$(3)	$–	$(4,523)	$(210)
Derivatives[7]
Interest rate contracts	(97)	(7)	–	–	9	–	–	(95)	(1)
Foreign exchange contracts	13	(9)	–	–	(1)	–	–	3	–
Equity contracts	(531)	(82)	–	(18)	17	–	1	(613)	(81)

Commodity contracts	(63)	38	–	–	12	–	–	(13)	19

	(678)	(60)	–	(18)	37	–	1	(718)	(63)

Financial liabilities designated at fair value through profit or loss	(7)	41	–	(51)	12	–	–	(5)	21

Obligations related to securities sold short	–	–	–	–	(1)	(3)	–	(4)	–

[1]	Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated Statement of Income.
[2]	Other comprehensive income.
[3]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at fair value through other comprehensive income (FVOCI).
[4]	Includes foreign exchange.
[5]	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in accumulated other comprehensive income (AOCI).
[6]	Issuances and repurchases of trading deposits are reported on a gross basis.
[7]

As at July 31, 2020, consists of derivative assets of $0.4 billion (May 1, 2020 – $0.3 billion) and derivative liabilities of $1.1 billion (May 1, 2020 – $1.0 billion), which have been netted in this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 61

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities

(millions of Canadian dollars)	Fair value as at November 1 2019	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at July 31 2020	Change in unrealized gains (losses) on instruments still held[4]
		Included in income[1]	Included in OCI[2]	Purchases/ Issuances	Sales/ Settlements[3]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Provinces	$8	$–	$–	$–	$(8)	$–	$–	$–	$–
Other debt securities
Canadian issuers	3	–	–	–	(1)	–	(2)	–	–
Other issuers	1	–	–	8	(13)	16	(4)	8	–

	12	–	–	8	(22)	16	(6)	8	–
Non-trading financial assets at fair value through profit or loss
Securities	493	6	–	80	(49)	–	–	530	(9)

Loans	5	–	–	–	(2)	–	–	3	–

	498	6	–	80	(51)	–	–	533	(9)

Financial assets at fair value through other comprehensive income
Government and government-related securities
Other OECD government guaranteed debt	–	–	–	–	–	–	–	–	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–
Corporate and other debt	24	–	(4)	–	–	–	–	20	–
Equity securities
Common shares	1,507	–	(3)	24	10	–	–	1,538	(3)

Preferred shares	44	–	(20)	2	–	–	–	26	(21)
	$1,575	$–	$(27)	$26	$10	$–	$–	$1,584	$(24)

FINANCIAL LIABILITIES

Trading deposits[5]	$(4,092)	$217	$–	$(2,377)	$1,724	$(3)	$8	$(4,523)	$278
Derivatives[6]
Interest rate contracts	(83)	(29)	–	–	17	–	–	(95)	(16)
Foreign exchange contracts	(1)	3	–	–	–	1	–	3	2
Equity contracts	(925)	275	–	(75)	112	(1)	1	(613)	276

Commodity contracts	(17)	(30)	–	–	34	–	–	(13)	(8)

	(1,026)	219	–	(75)	163	–	1	(718)	254

Financial liabilities designated at fair value through profit or loss	(21)	106	–	(156)	66	–	–	(5)	106

Obligations related to securities sold short	–	–	–	–	(1)	(6)	3	(4)	–

[1]	Gains/losses on financial assets and liabilities are recognized within Non-interest income on the Interim Consolidated Statement of Income.
[2]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
[3]	Includes foreign exchange.
[4]	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
[5]	Issuances and repurchases of trading deposits are reported on a gross basis.
[6]

As at July 31, 2020, consists of derivative assets of $0.4 billion (November 1, 2019 – $0.6 billion) and derivative liabilities of $1.1 billion (November 1, 2019 – $1.6 billion), which have been netted in this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 62

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities1

(millions of Canadian dollars)	Fair value as at May 1 2019	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at July 31 2019	Change in unrealized gains (losses) on instruments still held[5]
		Included in income[2]	Included in OCI[3]	Purchases/ Issuances	Sales/ Settlements[4]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Provinces	$46	$–	$–	$–	$(46)	$–	$–	$–	$–
Other debt securities
Canadian issuers	2	–	–	1	(2)	1	(1)	1	–
Other issuers	18	–	–	2	(4)	–	(12)	4	–

	66	–	–	3	(52)	1	(13)	5	–
Non-trading financial assets at fair value through profit or loss
Securities	447	24	(1)	75	(26)	–	–	519	11

Loans	20	3	–	3	(21)	–	–	5	–

	467	27	(1)	78	(47)	–	–	524	11

Financial assets at fair value through other comprehensive income
Government and government-related securities
Other OECD government guaranteed debt	–	–	–	–	–	–	–	–	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–
Corporate and other debt	23	–	–	–	–	–	–	23	–
Equity securities
Common shares	1,532	–	(1)	5	(30)	–	–	1,506	(1)

Preferred shares	50	–	(4)	–	–	–	–	46	(4)
	$1,605	$–	$(5)	$5	$(30)	$–	$–	$1,575	$(5)

FINANCIAL LIABILITIES

Trading deposits[6]	$(3,679)	$11	$–	$(435)	$284	$–	$–	$(3,819)	$36
Derivatives[7]
Interest rate contracts	(77)	(4)	–	–	(5)	–	–	(86)	(7)
Foreign exchange contracts	(2)	(1)	–	–	–	–	3	–	(1)
Equity contracts	(825)	(24)	–	(24)	80	–	–	(793)	(24)

Commodity contracts	15	(21)	–	–	–	–	–	(6)	(17)

	(889)	(50)	–	(24)	75	–	3	(885)	(49)

Financial liabilities designated at fair value through profit or loss	(13)	26	–	(59)	16	–	–	(30)	13

Obligations related to securities sold short	–	–	–	–	–	–	–	–	–

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Gains/losses on financial assets and liabilities are recognized within Non-interest income on the Interim Consolidated Statement of Income.
[3]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
[4]	Includes foreign exchange.
[5]	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
[6]	Issuances and repurchases of trading deposits are reported on a gross basis.
[7]

As at July 31, 2019, consists of derivative assets of $0.5 billion (May 1, 2019 – $0.6 billion) and derivative liabilities of $1.4 billion (May 1, 2019 – $1.5 billion), which have been netted in this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 63

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities1

(millions of Canadian dollars)	Fair value as at November 1 2018	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at July 31 2019	Change in unrealized gains (losses) on instruments still held[5]
		Included in income[2]	Included in OCI[3]	Purchases/ Issuances	Sales/ Settlements[4]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Provinces	$3	$–	$–	$–	$(50)	$47	$–	$–	$–
Other debt securities
Canadian issuers	1	–	–	1	(2)	2	(1)	1	–
Other issuers	16	1	–	2	(20)	19	(14)	4	–

	20	1	–	3	(72)	68	(15)	5	–
Non-trading financial assets at fair value through profit or loss
Securities	408	82	1	234	(206)	–	–	519	17

Loans	19	4	–	5	(23)	–	–	5	1

	427	86	1	239	(229)	–	–	524	18

Financial assets at fair value through other comprehensive income
Government and government-related securities
Other OECD government guaranteed debt	200	24	–	–	(224)	–	–	–	–
Other debt securities
Asset-backed securities	562	–	–	–	–	–	(562)	–	–
Corporate and other debt	24	–	(1)	–	–	–	–	23	(1)
Equity securities
Common shares	1,492	–	(1)	23	(8)	–	–	1,506	(2)

Preferred shares	135	–	(14)	1	(75)	–	(1)	46	(21)
	$2,413	$24	$(16)	$24	$(307)	$–	$(563)	$1,575	$(24)

FINANCIAL LIABILITIES

Trading deposits[6]	$(3,024)	$(275)	$–	$(971)	$451	$–	$–	$(3,819)	$(185)
Derivatives[7]
Interest rate contracts	(63)	(20)	–	–	(3)	–	–	(86)	(22)
Foreign exchange contracts	1	(2)	–	–	2	(4)	3	–	(2)
Equity contracts	(624)	(319)	–	(97)	247	–	–	(793)	(304)

Commodity contracts	27	(25)	–	–	(8)	–	–	(6)	(14)

	(659)	(366)	–	(97)	238	(4)	3	(885)	(342)

Financial liabilities designated at fair value through profit or loss	(14)	66	–	(108)	26	–	–	(30)	43

Obligations related to securities sold short	–	–	–	–	–	–	–	–	–

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Gains/losses on financial assets and liabilities are recognized within Non-interest income on the Interim Consolidated Statement of Income.
[3]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
[4]	Includes foreign exchange.
[5]	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
[6]	Issuances and repurchases of trading deposits are reported on a gross basis.
[7]

As at July 31, 2019, consists of derivative assets of $0.5 billion (November 1, 2018 – $0.5 billion) and derivative liabilities of $1.4 billion (November 1, 2018 – $1.2 billion), which have been netted in this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 64

NOTE 5:  SECURITIES

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at July 31, 2020 and October 31, 2019.

Unrealized Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income

(millions of Canadian dollars)							As at
			July 31, 2020				October 31, 2019
	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses)	Fair value

Securities at Fair Value Through Other Comprehensive Income
Government and government-related securities
Canadian government debt
Federal	$18,063	$181	$(2)	$18,242	$9,603	$62	$(2)	$9,663
Provinces	16,537	162	(37)	16,662	12,890	77	(40)	12,927
U.S. federal, state, municipal governments, and agencies debt	37,762	223	(45)	37,940	40,703	86	(52)	40,737
Other OECD government guaranteed debt	14,315	47	(6)	14,356	14,394	21	(8)	14,407

Mortgage-backed securities	4,151	11	(1)	4,161	5,407	31	(1)	5,437

	90,828	624	(91)	91,361	82,997	277	(103)	83,171
Other debt securities
Asset-backed securities	11,070	30	(149)	10,951	15,890	29	(31)	15,888
Non-agency collateralized mortgage obligation portfolio	–	–	–	–	247	–	–	247

Corporate and other debt	9,465	75	(57)	9,483	7,832	27	(25)	7,834

	20,535	105	(206)	20,434	23,969	56	(56)	23,969

Total debt securities	111,363	729	(297)	111,795	106,966	333	(159)	107,140
Equity securities
Common shares	2,624	26	(246)	2,404	1,594	31	(27)	1,598

Preferred shares	303	–	(98)	205	302	4	(64)	242

	2,927	26	(344)	2,609	1,896	35	(91)	1,840
Total securities at fair value through other comprehensive income	$114,290	$755	$(641)	$114,404	$108,862	$368	$(250)	$108,980

[1]	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

The Bank designated certain equity securities shown in the following table as equity securities at FVOCI. The designation was made because the investments are held for purposes other than trading.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

(millions of Canadian dollars)		As at	For the three months ended		For the nine months ended
	July 31, 2020	October 31, 2019	July 31, 2020	July 31, 2019	July 31, 2020	July 31, 2019
	Fair value		Dividend income recognized		Dividend income recognized
Common shares	$2,404	$1,598	$21	$12	$72	$52

Preferred shares	205	242	3	4	10	11
Total	$2,609	$1,840	$24	$16	$82	$63

The Bank disposed of equity securities in line with the Bank’s investment strategy with a fair value of $7 million and $35 million during the three and nine months ended July 31, 2020, respectively (three and nine months ended July 31, 2019 – $4 million and $316 million, respectively). The Bank realized a cumulative loss of nil and $6 million during the three and nine months ended July 31, 2020, respectively (cumulative gain (loss) during the three and nine months ended July 31, 2019 – $(1) million and $67 million, respectively) on disposal of these equity securities and recognized dividend income of nil during the three and nine months ended July 31, 2020 (three and nine months ended July 31, 2019 – nil and $3 million, respectively).

Securities Net Realized Gains (Losses)

(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2020	July 31 2019	July 31 2020	July 31 2019
Debt securities at amortized cost	$4	$1	$4	$45

Debt securities at fair value through other comprehensive income	6	22	4	2
Total	$10	$23	$8	$47

Credit Quality of Debt Securities

The Bank evaluates non-retail credit risk on an individual borrower basis, using both a borrower risk rating and facility risk rating, as detailed in the shaded area of the “Managing Risk” section of the 2019 MD&A. This system is used to assess all non-retail exposures, including debt securities.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 65

The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Debt Securities by Risk Ratings

(millions of Canadian dollars)	As at
	July 31, 2020					October 31, 2019
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Debt securities
Investment grade	$308,909	$–	$	n/a	$308,909	$235,475	$–	$	n/a	$235,475
Non-Investment grade	2,744	254		n/a	2,998	2,109	54		n/a	2,163
Watch and classified	n/a	1		n/a	1	n/a	–		n/a	–

Default	n/a	n/a		–	–	n/a	n/a		–	–

Total debt securities	311,653	255		–	311,908	237,584	54		–	237,638

Allowance for credit losses on debt securities at amortized cost	2	–		–	2	1	–		–	1
Debt securities, net of allowance	$311,651	$255		$–	$311,906	$237,583	$54		$–	$237,637

As at July 31, 2020, the allowance for credit losses on debt securities was $7 million (October 31, 2019 – $4 million), comprising $2 million (October 31, 2019 – $1 million) for debt securities at amortized cost (DSAC) and $5 million (October 31, 2019 – $3 million) for debt securities at FVOCI. For the three and nine months ended July 31, 2020, the Bank reported a provision for (recovery of) credit losses of $1 million (three and nine months ended July 31, 2019 – nil), on DSAC. For the three and nine months ended July 31, 2020, the Bank reported a provision for (recovery of) credit losses of $(6) million and $2 million, respectively (three and nine months ended July 31, 2019 – provision for (recovery of) credit losses of nil and $(2) million, respectively) on debt securities at FVOCI.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 66

NOTE 6:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table provides the gross carrying amounts of loans and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Loans by Risk Ratings

(millions of Canadian dollars)										As at
	July 31, 2020					October 31, 2019
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Residential mortgages[1,2,3]
Low Risk	$161,538	$97	$	n/a	$161,635	$181,748	$77	$	n/a	$181,825
Normal Risk	60,549	9,003		n/a	69,552	43,988	248		n/a	44,236
Medium Risk	–	9,097		n/a	9,097	5,817	433		n/a	6,250
High Risk	–	4,863		307	5,170	964	1,454		366	2,784

Default	n/a	n/a		683	683	n/a	n/a		545	545

Total	222,087	23,060		990	246,137	232,517	2,212		911	235,640

Allowance for loan losses	34	207		71	312	28	26		56	110

Loans, net of allowance	222,053	22,853		919	245,825	232,489	2,186		855	235,530
Consumer instalment and other personal[4]
Low Risk	63,481	521		n/a	64,002	92,601	953		n/a	93,554
Normal Risk	65,720	1,704		n/a	67,424	46,878	973		n/a	47,851
Medium Risk	29,838	1,950		n/a	31,788	27,576	879		n/a	28,455
High Risk	10,384	7,697		604	18,685	6,971	2,435		618	10,024

Default	n/a	n/a		495	495	n/a	n/a		450	450

Total	169,423	11,872		1,099	182,394	174,026	5,240		1,068	180,334

Allowance for loan losses	745	1,104		232	2,081	690	384		175	1,249

Loans, net of allowance	168,678	10,768		867	180,313	173,336	4,856		893	179,085
Credit card
Low Risk	3,364	88		n/a	3,452	7,188	48		n/a	7,236
Normal Risk	6,271	142		n/a	6,413	10,807	82		n/a	10,889
Medium Risk	10,571	632		n/a	11,203	11,218	275		n/a	11,493
High Risk	5,960	5,196		286	11,442	4,798	1,670		355	6,823

Default	n/a	n/a		130	130	n/a	n/a		123	123

Total	26,166	6,058		416	32,640	34,011	2,075		478	36,564

Allowance for loan losses	844	1,353		333	2,530	732	521		322	1,575

Loans, net of allowance	25,322	4,705		83	30,110	33,279	1,554		156	34,989
Business and government[1,2,3,5]
Investment grade or Low/Normal Risk	138,131	735		n/a	138,866	120,940	153		n/a	121,093
Non-Investment grade or Medium Risk	122,732	9,579		n/a	132,311	119,256	5,298		n/a	124,554
Watch and classified or High Risk	949	11,161		99	12,209	951	4,649		158	5,758

Default	n/a	n/a		1,470	1,470	n/a	n/a		730	730

Total	261,812	21,475		1,569	284,856	241,147	10,100		888	252,135

Allowance for loan losses	1,218	1,406		586	3,210	672	648		193	1,513

Loans, net of allowance	260,594	20,069		983	281,646	240,475	9,452		695	250,622
Total loans[5,6]	679,488	62,465		4,074	746,027	681,701	19,627		3,345	704,673

Total allowance for loan losses[6]	2,841	4,070		1,222	8,133	2,122	1,579		746	4,447
Total loans, net of allowance[5,6]	$676,647	$58,395		$2,852	$737,894	$679,579	$18,048		$2,599	$700,226

[1]

As at July 31, 2020, impaired loans with a balance of $115 million (October 31, 2019 – $127 million) did not have a related allowance for loan losses. An allowance was not required for these loans as the balance relates to loans where the realizable value of the collateral exceeded the loan amount.

[2]

As at July 31, 2020, excludes trading loans and non-trading loans at fair value through profit or loss (FVTPL) with a fair value of $13 billion (October 31, 2019 – $12 billion) and $4 billion (October 31, 2019 – $2 billion), respectively.

[3]	As at July 31, 2020, includes insured mortgages of $85 billion (October 31, 2019 – $88 billion).
[4]	As at July 31, 2020, includes Canadian government-insured real estate personal loans of $12 billion (October 31, 2019 – $13 billion).
[5]	As at July 31, 2020, includes loans that are measured at FVOCI of $3 billion (October 31, 2019 – $2 billion) and customers’ liability under acceptances of $13 billion (October 31, 2019 – $13 billion).
[6]

As at July 31, 2020, Stage 3 includes acquired credit-impaired (ACI) loans of $253 million (October 31, 2019 – $313 million) and a related allowance for loan losses of $10 million (October 31, 2019 – $12 million), which have been included in the “Default” risk rating category as they were impaired at acquisition.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 67

Loans by Risk Ratings (Continued) – Off-Balance Sheet Credit Instruments1

(millions of Canadian dollars)										As at
	July 31, 2020					October 31, 2019
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Retail Exposures[2]
Low Risk	$192,604	$1,033	$	n/a	$193,637	$227,757	$732	$	n/a	$228,489
Normal Risk	79,664	1,564		n/a	81,228	67,245	570		n/a	67,815
Medium Risk	41,863	968		n/a	42,831	13,204	277		n/a	13,481
High Risk	4,962	2,262		–	7,224	1,869	854		–	2,723
Default	n/a	n/a		–	–	n/a	n/a		–	–
Non-Retail Exposures[3]
Investment grade	191,011	–		n/a	191,011	179,650	–		n/a	179,650
Non-Investment grade	74,532	6,886		n/a	81,418	64,553	3,397		n/a	67,950
Watch and classified	16	3,326		–	3,342	2	2,126		–	2,128

Default	n/a	n/a		241	241	n/a	n/a		108	108
Total off-balance sheet credit instruments	584,652	16,039		241	600,932	554,280	7,956		108	562,344
Allowance for off-balance sheet credit instruments	459	592		36	1,087	293	277		15	585
Total off-balance sheet credit instruments, net of allowance	$584,193	$15,447		$205	$599,845	$553,987	$7,679		$93	$561,759

[1]	Exclude mortgage commitments.
[2]

As at July 31, 2020, includes $324 billion (October 31, 2019 – $311 billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

[3]	As at July 31, 2020, includes $43 billion (October 31, 2019 – $41 billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 68

The changes to the Bank’s allowance for loan losses, as at and for the three and nine months ended July 31, 2020 and July 31, 2019, are shown in the following tables.

Allowance for Loan Losses

(millions of Canadian dollars)	For the three months ended
	July 31, 2020				July 31, 2019
	Stage 1	Stage 2	Stage 3 [1]	Total	Stage 1	Stage 2	Stage 3 [1]	Total
Residential Mortgages
Balance at beginning of period	$37	$56	$59	$152	$27	$32	$51	$110
Provision for credit losses
Transfer to Stage 1[2]	16	(16)	–	–	10	(9)	(1)	–
Transfer to Stage 2	(19)	21	(2)	–	(2)	4	(2)	–
Transfer to Stage 3	–	(3)	3	–	(1)	(2)	3	–
Net remeasurement due to transfers[3]	(5)	18	–	13	(5)	2	–	(3)
New originations or purchases[4]	4	n/a	n/a	4	4	n/a	n/a	4
Net repayments[5]	–	–	–	–	–	–	–	–
Derecognition of financial assets (excluding disposals and write-offs)[6]	(1)	(2)	(3)	(6)	(2)	(2)	(5)	(9)
Changes to risk, parameters, and models[7]	3	135	20	158	(2)	5	15	18
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(6)	(6)	–	–	(10)	(10)
Recoveries	–	–	1	1	–	–	1	1
Foreign exchange and other adjustments	(1)	(2)	(1)	(4)	–	–	1	1
Balance at end of period	$34	$207	$71	$312	$29	$30	$53	$112
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$863	$860	$216	$1,939	$647	$401	$181	$1,229
Provision for credit losses
Transfer to Stage 1[2]	133	(130)	(3)	–	99	(94)	(5)	–
Transfer to Stage 2	(127)	143	(16)	–	(32)	43	(11)	–
Transfer to Stage 3	(2)	(37)	39	–	(3)	(27)	30	–
Net remeasurement due to transfers[3]	(58)	116	2	60	(42)	45	3	6
New originations or purchases[4]	77	n/a	n/a	77	92	n/a	n/a	92
Net repayments[5]	(23)	(15)	(2)	(40)	(23)	(7)	(3)	(33)
Derecognition of financial assets (excluding disposals and write-offs)[6]	(24)	(19)	(7)	(50)	(21)	(9)	(5)	(35)
Changes to risk, parameters, and models[7]	(45)	262	281	498	(34)	62	209	237
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(339)	(339)	–	–	(300)	(300)
Recoveries	–	–	66	66	–	–	63	63
Foreign exchange and other adjustments	(19)	(14)	(5)	(38)	(4)	(3)	(3)	(10)
Balance, including off-balance sheet instruments, at end of period	775	1,166	232	2,173	679	411	159	1,249
Less: Allowance for off-balance sheet instruments[8]	30	62	–	92	32	43	–	75
Balance at end of period	$745	$1,104	$232	$2,081	$647	$368	$159	$1,174
Credit Card[9]
Balance, including off-balance sheet instruments, at beginning of period	$1,127	$1,530	$343	$3,000	$880	$627	$382	$1,889
Provision for credit losses
Transfer to Stage 1[2]	326	(315)	(11)	–	201	(192)	(9)	–
Transfer to Stage 2	(166)	186	(20)	–	(59)	77	(18)	–
Transfer to Stage 3	(6)	(214)	220	–	(6)	(124)	130	–
Net remeasurement due to transfers[3]	(88)	247	4	163	(76)	84	8	16
New originations or purchases[4]	55	n/a	n/a	55	30	n/a	n/a	30
Net repayments[5]	(57)	(5)	8	(54)	28	1	4	33
Derecognition of financial assets (excluding disposals and write-offs)[6]	(76)	(79)	(85)	(240)	(27)	(25)	(137)	(189)
Changes to risk, parameters, and models[7]	17	448	222	687	(57)	189	301	433
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(414)	(414)	–	–	(419)	(419)
Recoveries	–	–	78	78	–	–	75	75
Foreign exchange and other adjustments	(32)	(39)	(12)	(83)	(9)	(6)	(4)	(19)
Balance, including off-balance sheet instruments, at end of period	1,100	1,759	333	3,192	905	631	313	1,849
Less: Allowance for off-balance sheet instruments[8]	256	406	–	662	496	322	–	818
Balance at end of period	$844	$1,353	$333	$2,530	$409	$309	$313	$1,031

[1]	Includes allowance for loan losses related to ACI loans.
[2]	Transfers represent stage transfer movements prior to ECL remeasurement.
[3]

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2019 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECL constant.

[4]	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
[5]	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
[6]	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
[7]

Represents the changes in the allowance related to current period changes in risk (e.g., Probability of Default (PD)) caused by changes to: macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward Looking Information” and “Expert Credit Judgment” sections of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2019 Annual Consolidated Financial Statements for further details.

[8]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
[9]

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2019 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 69

Allowance for Loan Losses (Continued)
(millions of Canadian dollars)	For the three months ended
	July 31, 2020				July 31, 2019
	Stage 1	Stage 2	Stage 3 [1]	Total	Stage 1	Stage 2	Stage 3 [1]	Total
Business and Government[2]
Balance, including off-balance sheet instruments, at beginning of period	$1,105	$1,191	$529	$2,825	$717	$755	$183	$1,655
Provision for credit losses
Transfer to Stage 1[3]	64	(61)	(3)	–	54	(54)	–	–
Transfer to Stage 2	(144)	147	(3)	–	(32)	36	(4)	–
Transfer to Stage 3	(3)	(22)	25	–	(6)	(57)	63	–
Net remeasurement due to transfers[3]	(22)	84	2	64	(24)	44	(1)	19
New originations or purchases[3]	259	n/a	n/a	259	91	n/a	n/a	91
Net repayments[3]	(22)	(15)	(28)	(65)	3	6	(14)	(5)
Derecognition of financial assets (excluding disposals and write-offs)[3]	(121)	(147)	(32)	(300)	(77)	(125)	(25)	(227)
Changes to risk, parameters, and models[3]	308	382	220	910	(5)	127	55	177
Disposals	–	–	–	–	–	(3)	–	(3)
Write-offs	–	–	(70)	(70)	–	–	(61)	(61)
Recoveries	–	–	9	9	–	–	17	17
Foreign exchange and other adjustments	(33)	(29)	(27)	(89)	(9)	(1)	(9)	(19)
Balance, including off-balance sheet instruments, at end of period	1,391	1,530	622	3,543	712	728	204	1,644
Less: Allowance for off-balance sheet instruments[3,4]	173	124	36	333	80	105	7	192
Balance at end of period	1,218	1,406	586	3,210	632	623	197	1,452
Total Allowance for Loan Losses at end of period	$2,841	$4,070	$1,222	$8,133	$1,717	$1,330	$722	$3,769

[1]	Includes allowance for loan losses related to ACI loans.
[2]	Includes the allowance for loan losses related to customers’ liability under acceptances.
[3]	For explanations regarding this line item, refer to the “Allowance for Loan Losses” table on the previous page in this Note.
[4]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 70

Allowance for Loan Losses

(millions of Canadian dollars)	For the nine months ended
	July 31, 2020				July 31, 2019
	Stage 1	Stage 2	Stage 3 [1]	Total	Stage 1	Stage 2	Stage 3 [1]	Total
Residential Mortgages
Balance at beginning of period	$28	$26	$56	$110	$24	$34	$52	$110
Provision for credit losses
Transfer to Stage 1[2]	26	(26)	–	–	27	(25)	(2)	–
Transfer to Stage 2	(23)	31	(8)	–	(4)	10	(6)	–
Transfer to Stage 3	–	(9)	9	–	(2)	(6)	8	–
Net remeasurement due to transfers[3]	(10)	24	–	14	(11)	5	–	(6)
New originations or purchases[4]	13	n/a	n/a	13	9	n/a	n/a	9
Net repayments[5]	–	–	–	–	–	(1)	–	(1)
Derecognition of financial assets (excluding disposals and write-offs)[6]	(3)	(4)	(13)	(20)	(3)	(4)	(13)	(20)
Changes to risk, parameters, and models[7]	2	166	45	213	(11)	17	35	41
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(22)	(22)	–	–	(23)	(23)
Recoveries	–	–	3	3	–	–	1	1
Foreign exchange and other adjustments	1	(1)	1	1	–	–	1	1
Balance at end of period	$34	$207	$71	$312	$29	$30	$53	$112
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$717	$417	$175	$1,309	$599	$392	$180	$1,171
Provision for credit losses
Transfer to Stage 1[2]	267	(253)	(14)	–	266	(252)	(14)	–
Transfer to Stage 2	(299)	342	(43)	–	(89)	121	(32)	–
Transfer to Stage 3	(9)	(113)	122	–	(12)	(133)	145	–
Net remeasurement due to transfers[3]	(113)	326	9	222	(110)	123	8	21
New originations or purchases[4]	254	n/a	n/a	254	231	n/a	n/a	231
Net repayments[5]	(67)	(37)	(8)	(112)	(66)	(22)	(9)	(97)
Derecognition of financial assets (excluding disposals and write-offs)[6]	(67)	(40)	(18)	(125)	(59)	(61)	(38)	(158)
Changes to risk, parameters, and models[7]	93	529	834	1,456	(82)	242	614	774
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(1,027)	(1,027)	–	–	(886)	(886)
Recoveries	–	–	203	203	–	–	191	191
Foreign exchange and other adjustments	(1)	(5)	(1)	(7)	1	1	–	2
Balance, including off-balance sheet instruments, at end of period	775	1,166	232	2,173	679	411	159	1,249
Less: Allowance for off-balance sheet instruments[8]	30	62	–	92	32	43	–	75
Balance at end of period	$745	$1,104	$232	$2,081	$647	$368	$159	$1,174
Credit Card[9]
Balance, including off-balance sheet instruments, at beginning of period	$934	$673	$322	$1,929	$819	$580	$341	$1,740
Provision for credit losses
Transfer to Stage 1[2]	623	(600)	(23)	–	564	(488)	(76)	–
Transfer to Stage 2	(377)	425	(48)	–	(170)	220	(50)	–
Transfer to Stage 3	(16)	(481)	497	–	(22)	(440)	462	–
Net remeasurement due to transfers[3]	(198)	572	19	393	(187)	238	31	82
New originations or purchases[4]	145	n/a	n/a	145	95	n/a	n/a	95
Net repayments[5]	(5)	4	29	28	66	2	(26)	42
Derecognition of financial assets (excluding disposals and write-offs)[6]	(130)	(141)	(250)	(521)	(74)	(79)	(332)	(485)
Changes to risk, parameters, and models[7]	121	1,325	895	2,341	(187)	598	1,017	1,428
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(1,352)	(1,352)	–	–	(1,280)	(1,280)
Recoveries	–	–	240	240	–	–	224	224
Foreign exchange and other adjustments	3	(18)	4	(11)	1	–	2	3
Balance, including off-balance sheet instruments, at end of period	1,100	1,759	333	3,192	905	631	313	1,849
Less: Allowance for off-balance sheet instruments[8]	256	406	–	662	496	322	–	818
Balance at end of period	$844	$1,353	$333	$2,530	$409	$309	$313	$1,031
[1]	Includes allowance for loan losses related to ACI loans.
[2]	Transfers represent stage transfer movements prior to ECL remeasurement.
[3]

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2019 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECL constant.

[4]	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
[5]	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
[6]	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
[7]

Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to: macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward Looking Information” and “Expert Credit Judgment” sections of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2019 Annual Consolidated Financial Statements for further details.

[8]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
[9]

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2019 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 71

Allowance for Loan Losses (Continued)
(millions of Canadian dollars)	For the nine months ended
	July 31, 2020				July 31, 2019
	Stage 1	Stage 2	Stage 3 [1]	Total	Stage 1	Stage 2	Stage 3 [1]	Total
Business and Government[2]
Balance, including off-balance sheet instruments, at beginning of period	$736	$740	$208	$1,684	$736	$688	$133	$1,557
Provision for credit losses
Transfer to Stage 1[3]	142	(137)	(5)	–	139	(136)	(3)	–
Transfer to Stage 2	(281)	292	(11)	–	(100)	108	(8)	–
Transfer to Stage 3	(13)	(99)	112	–	(9)	(105)	114	–
Net remeasurement due to transfers[3]	(54)	186	(3)	129	(51)	91	1	41
New originations or purchases[3]	578	n/a	n/a	578	304	n/a	n/a	304
Net repayments[3]	(34)	(34)	(46)	(114)	5	(16)	(21)	(32)
Derecognition of financial assets (excluding disposals and write-offs)[3]	(288)	(307)	(151)	(746)	(245)	(308)	(62)	(615)
Changes to risk, parameters, and models[3]	608	891	674	2,173	(69)	407	148	486
Disposals	–	–	–	–	–	(3)	–	(3)
Write-offs	–	–	(175)	(175)	–	–	(136)	(136)
Recoveries	–	–	38	38	–	–	41	41
Foreign exchange and other adjustments	(3)	(2)	(19)	(24)	2	2	(3)	1
Balance, including off-balance sheet instruments, at end of period	1,391	1,530	622	3,543	712	728	204	1,644
Less: Allowance for off-balance sheet instruments[3,4]	173	124	36	333	80	105	7	192
Balance at end of period	1,218	1,406	586	3,210	632	623	197	1,452
Total Allowance for Loan Losses at end of period	$2,841	$4,070	$1,222	$8,133	$1,717	$1,330	$722	$3,769

[1]	Includes allowance for loan losses related to ACI loans.
[2]	Includes the allowance for loan losses related to customers’ liability under acceptances.
[3]	For explanations regarding this line item, refer to the “Allowance for Loan Losses” table on the previous page in this Note.
[4]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

The allowance for loan losses on all remaining financial assets is not significant.

FORWARD-LOOKING INFORMATION

Relevant macroeconomic factors are incorporated in risk parameters as appropriate. Additional macroeconomic factors that are industry-specific or segment-specific are also incorporated where relevant. The key macroeconomic variables used in determining ECLs include regional unemployment rates for all retail exposures and regional housing price indices for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include GDP, unemployment rates, interest rates, and credit spreads. Refer to Note 3 of the Bank’s 2019 Annual Consolidated Financial Statements and Note 3 of this report for a discussion of how forward-looking information is considered in determining whether there has been a significant increase in credit risk and in measuring ECLs.

Forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base economic forecast is accompanied with upside and downside estimates of possible economic conditions. All economic forecasts are updated quarterly for each variable on a regional basis where applicable and incorporated as relevant into the quarterly modelling of base, upside and downside risk parameters used in the calculation of ECL scenarios and probability-weighted ECL. Macroeconomic variables are statistically derived relative to the base forecast based on historical distributions for each variable. This process was followed for the upside forecast. For the downside forecast, consistent with the prior quarter, macroeconomic variables were based on plausible scenario analysis of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 72

Macroeconomic Variables

Select macroeconomic variables are projected over the forecast period. The following table represents the average values of the macroeconomic variables over the next four calendar quarters and the remaining 4-year forecast period for the base, upside, and downside forecasts used in determining the Bank’s ECLs. As the forecast period increases, information about the future becomes less readily available and projections are anchored on assumptions around structural relationships between economic parameters that are inherently much less certain. The economic outlook is particularly uncertain at present given the wide range of potential outcomes related to the pandemic and government decisions. Compared with the prior quarter, the overall economic outlook has been downgraded. Notably, a slower improvement in labour markets is expected.

Macroeconomic Variables

	Base Forecasts						Upside Forecasts		Downside Forecasts
	Calendar Quarters[1]				Average Q3 2020- Q3 2021[2]	Remaining 4-year period[2]	Average Q3 2020- Q3 2021[2]	Remaining 4-year period[2]	Average Q3 2020- Q3 2021[2]	Remaining 4-year period[2]
	Q3 2020	Q4 2020	Q1 2021	Q2 2021
Unemployment rate
Canada	11.0%	10.0%	8.4%	7.7%	9.3%	6.2%	8.3%	5.9%	10.8%	6.4%
United States	9.2	7.9	7.5	7.3	8.0	5.0	7.3	4.3	9.4	5.3
Real GDP
Canada	27.5	10.9	7.5	4.1	–	2.2	1.8	2.7	(2.8)	2.8
United States	28.0	6.0	5.1	4.7	0.2	2.4	1.4	3.0	(2.6)	3.0
Home prices
Canada (average existing price)[3]	20.3	2.7	(1.9)	(3.7)	(0.6)	1.3	1.5	3.9	(7.1)	3.1
United States (CoreLogic HPI)[4]	1.6	(0.8)	(2.0)	(0.8)	2.2	2.8	2.5	3.5	(1.6)	3.5
Central bank policy interest rate
Canada	0.25	0.25	0.25	0.25	0.25	0.72	0.44	1.06	0.25	0.56
United States	0.25	0.25	0.25	0.25	0.25	0.72	0.25	1.05	0.25	0.56
U.S. 10-year treasury yield	0.68	0.75	0.88	1.03	0.84	1.87	1.22	2.50	0.69	1.80
U.S. 10-year BBB spread (%-pts)	2.45	2.30	2.15	2.00	2.23	1.80	2.04	1.64	2.46	1.83

Exchange rate (U.S. dollar/ Canadian dollar)	$0.73	$0.74	$0.74	$0.75	$0.74	$0.77	$0.75	$0.81	$0.73	$0.76

[1]	Quarterly figures for real GDP and home prices are presented as the quarter on quarter change, seasonally adjusted annualized rate.
[2]	The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
[3]	The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
[4]	The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses (ACLs) is sensitive to the inputs used in internally developed models, the macroeconomic variables in the forward-looking forecasts and respective probability weightings in determining the probability-weighted ECL, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would affect the assessment of significant increase in credit risk and the measurement of ECLs. Refer to Note 3 for further details relating to significant judgments applied as a result of COVID-19 and Note 3 of the Bank’s 2019 Annual Consolidated Financial Statements for further details.

The following table presents the base ECL scenario compared to the probability-weighted ECL, with the latter derived from three ECL scenarios for performing loans and off-balance sheet instruments. The difference reflects the impact of deriving multiple scenarios around the base ECL and resultant change in ECL due to non-linearity and sensitivity to using macroeconomic forecasts.

Change from Base to Probability-Weighted ECL

(millions of Canadian dollars, except as noted)	As at
	July 31, 2020	October 31, 2019
Probability-weighted ECL	$7,962	$4,271

Base ECL	7,533	4,104
Difference – in amount	$429	$167
Difference – in percentage	5.4%	3.9%

The ACLs for performing loans and off-balance sheet instruments consists of an aggregate amount of Stage 1 and Stage 2 probability-weighted ECL which are twelve-month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage 2 ACLs result from a significant increase in credit risk since initial recognition of the loan. The following table shows the estimated impact of staging on ACLs by presenting all performing loans and off-balance sheet instruments calculated using twelve-month ECLs compared to the current aggregate probability-weighted ECL, holding all risk profiles constant.

Incremental Lifetime ECL Impact
(millions of Canadian dollars)		As at
	July 31, 2020	October 31, 2019
Aggregate Stage 1 and 2 probability-weighted ECL	$7,962	$4,271

All performing loans and off-balance sheet instruments using 12-month ECL	6,310	3,672
Incremental lifetime ECL impact	$1,652	$599

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 73

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $67 million as at July 31, 2020 (October 31, 2019 – $121 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at July 31, 2020 and October 31, 2019.

Loans Past Due but not Impaired[1,2,3]
(millions of Canadian dollars)								As at
	July 31, 2020				October 31, 2019
	1-30 days	31-60 days	61-89 days	Total	1-30 days	31-60 days	61-89 days	Total
Residential mortgages	$1,341	$286	$96	$1,723	$1,709	$404	$111	$2,224
Consumer instalment and other personal	4,809	526	156	5,491	6,038	845	266	7,149
Credit card	908	201	135	1,244	1,401	351	229	1,981
Business and government	2,973	1,026	203	4,202	1,096	858	60	2,014
Total	$10,031	$2,039	$590	$12,660	$10,244	$2,458	$666	$13,368

[1]	Includes loans that are measured at FVOCI.
[2]	Balances exclude ACI loans.
[3]

Loans deferred under a bank-led COVID-19 relief program are not considered past due. Where such loans were already past due, they are not aged further during the deferral period. Aging for deferred loans commences subsequent to the deferral period.

MODIFIED FINANCIAL ASSETS

To provide financial relief to customers affected by the economic consequences of COVID-19, the Bank is offering certain relief programs, including payment deferral options for residential mortgages, home equity loans, personal loans, auto loans, and commercial and small business loans. Gains and losses resulting from these modifications were insignificant.

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provides loans to its business banking customers. In June 2020, eligibility for the CEBA loan program was expanded to include businesses that did not meet the payroll requirements of the initial program but had other eligible non-deferrable expenses. Under the CEBA Program, eligible businesses receive a $40,000 interest-free loan until December 31, 2022. If $30,000 is repaid on or before December 31, 2022, the remaining amount of the loan is eligible for complete forgiveness. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. The funding provided to the Bank by the Government of Canada in respect of the CEBA Program represents an obligation to pass-through collections on the CEBA loans and is otherwise non-recourse to the Bank. Accordingly, the Bank is required to remit all collections of principal and interest on the CEBA loans to the Government of Canada but is not required to repay amounts that its customers fail to pay or that have been forgiven. The Bank receives an administration fee to recover the costs to administer the program for the Government of Canada. Loans issued under the program are not recognized on the Bank’s Interim Consolidated Balance Sheet, as the Bank transfers substantially all risks and rewards in respect of the loans to the Government of Canada. As of July 31, 2020, the Bank had provided approximately 169,000 customers (April 30, 2020 – 117,000) with CEBA loans and had funded approximately $6.7 billion (April 30, 2020 – $4.7 billion) in loans under the program.

NOTE 7:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. The Bank’s equity share in TD Ameritrade’s earnings, excluding dividends, is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at July 31, 2020, the Bank’s reported investment in TD Ameritrade was 43.26% (October 31, 2019 – 43.19%) of the outstanding shares of TD Ameritrade with a fair value of $11 billion (US$8 billion) (October 31, 2019 – $12 billion (US$9 billion)) based on the closing price of US$35.89 (October 31, 2019 – US$38.38) on the New York Stock Exchange.

During the nine months ended July 31, 2020, TD Ameritrade repurchased 2.0 million shares (for the year ended October 31, 2019 – 21.5 million shares). Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade cause the Bank’s ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank’s commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade cause the Bank’s ownership percentage to exceed 45%, the Bank has no absolute obligation to reduce its ownership percentage to 45%. In addition, stock repurchases by TD Ameritrade cannot result in the Bank’s ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade’s Board of Directors. The Bank’s designated directors currently include the Bank’s Group President and Chief Executive Officer and four independent directors of TD or TD’s U.S. subsidiaries.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the nine months ended July 31, 2020 and July 31, 2019, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 74

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

Condensed Consolidated Balance Sheets[1]
(millions of Canadian dollars)		As at
	June 30 2020	September 30 2019
Assets
Receivables from brokers, dealers, and clearing organizations	$2,320	$3,212
Receivables from clients, net	29,602	27,156
Other assets, net	40,936	27,303
Total assets	$72,858	$57,671
Liabilities
Payable to brokers, dealers, and clearing organizations	$4,574	$4,357
Payable to clients	48,062	35,650
Other liabilities	7,406	6,205

Total liabilities	60,042	46,212

Stockholders’ equity[2]	12,816	11,459
Total liabilities and stockholders’ equity	$72,858	$57,671
[1]	Customers’ securities are reported on a settlement date basis whereas the Bank reports customers’ securities on a trade date basis.
[2]

The difference between the carrying value of the Bank’s investment in TD Ameritrade and the Bank’s share of TD Ameritrade’s stockholders’ equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

Condensed Consolidated Statements of Income
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	June 30 2020	June 30 2019	June 30 2020	June 30 2019
Revenues
Net interest revenue	$420	$512	$1,340	$1,490

Fee-based and other revenue	1,778	1,482	4,551	4,435

Total revenues	2,198	1,994	5,891	5,925
Operating expenses
Employee compensation and benefits	507	435	1,451	1,306

Other	612	597	1,824	1,668

Total operating expenses	1,119	1,032	3,275	2,974

Other expense (income)	35	(31)	118	42
Pre-tax income	1,044	993	2,498	2,909

Provision for income taxes	255	251	609	706
Net income[1]	$789	$742	$1,889	$2,203
Earnings per share – basic (Canadian dollars)	$1.46	$1.34	$3.49	$3.94
Earnings per share – diluted (Canadian dollars)	1.45	1.34	3.47	3.93
[1]

The Bank’s equity share of net income of TD Ameritrade is based on the published consolidated financial statements of TD Ameritrade after converting into Canadian dollars and is subject to adjustments relating to the amortization of certain intangibles.

NOTE 8: SIGNIFICANT OR PENDING ACQUISITIONS

TD Ameritrade Holding Corporation and The Charles Schwab Corporation

On November 25, 2019, the Bank announced its support for the acquisition of TD Ameritrade, of which the Bank is a major shareholder, by The Charles Schwab Corporation, through a definitive agreement announced by those companies. The transaction is expected to close in the second half of calendar 2020, subject to all applicable closing conditions having been satisfied. Refer to Note 35 of the Bank’s 2019 Annual Consolidated Financial Statements for a discussion of the announced transaction.

NOTE 9: GOODWILL

Goodwill by Segment

(millions of Canadian dollars)	Canadian Retail	U.S. Retail[1]	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2018	$2,403	$13,973	$160	$16,536
Additions	432	–	–	432
Foreign currency translation adjustments and other	1	7	–	8

Carrying amount of goodwill as at October 31, 2019[2]	$2,836	$13,980	$160	$16,976
Additions	–	–	–	–
Foreign currency translation adjustments and other	15	238	–	253
Carrying amount of goodwill as at July 31, 2020[2]	$2,851	$14,218	$160	$17,229
[1]	Goodwill predominantly relates to U.S. personal and commercial banking.
[2]	Accumulated impairment as at July 31, 2020 and October 31, 2019 were nil.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 75

NOTE 10: OTHER ASSETS

Other Assets

(millions of Canadian dollars)		As at

	July 31 2020	October 31 2019
Accounts receivable and other items	$9,885	$9,069
Accrued interest	2,275	2,479
Current income tax receivable	2,402	2,468
Defined benefit asset	13	13
Insurance-related assets, excluding investments	2,152	1,761
Prepaid expenses	1,136	1,297
Total	$17,863	$17,087

NOTE 11: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at July 31, 2020, was $319 billion (October 31, 2019 – $309 billion).

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

Certain deposits have been designated at FVTPL on the Interim Consolidated Balance Sheet to reduce an accounting mismatch from related economic hedges. These deposits are accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income, except for the amount of change in fair value attributable to changes in the Bank’s own credit risk, which is recognized on the Interim Consolidated Statement of Comprehensive Income.

Deposits

(millions of Canadian dollars)								As at
	By Type			By Country			July 31 2020	October 31 2019
	Demand	Notice	Term[1]	Canada	United States	International	Total	Total
Personal	$18,960	$530,372	$60,466	$267,997	$341,784	$17	$609,798	$503,430
Banks[2]	8,949	77	11,145	14,048	1,797	4,326	20,171	16,751
Business and government[3]	113,250	187,119	160,940	315,988	136,798	8,523	461,309	366,796
Trading[2]	–	–	22,118	12,201	3,369	6,548	22,118	26,885
Designated at fair value through profit or loss[2,4]	–	–	100,312	45,349	44,001	10,962	100,312	105,100
Total	$141,159	$717,568	$354,981	$655,583	$527,749	$30,376	$1,213,708	$1,018,962
Non-interest-bearing deposits included above
In domestic offices							$54,080	$43,887
In foreign offices							76,009	53,381
Interest-bearing deposits included above
In domestic offices							601,503	530,608
In foreign offices							480,365	391,076
U.S. federal funds deposited[2]							1,751	10
Total[3,5]							$1,213,708	$1,018,962

[1]

Includes $24 billion (October 31, 2019 – $17 billion) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

[2]	Includes deposits and advances with the Federal Home Loan Bank.
[3]	As at July 31, 2020, includes $41 billion relating to covered bondholders (October 31, 2019 – $40 billion) and $1 billion (October 31, 2019 – $1 billion) due to TD Capital Trust lV.
[4]

Financial liabilities designated at FVTPL on the Interim Consolidated Balance Sheet consist of deposits designated at FVTPL and $27 million (October 31, 2019 – $31 million) of loan commitments and financial guarantees designated at FVTPL.

[5]

As at July 31, 2020, includes deposits of $714 billion (October 31, 2019 – $580 billion) denominated in U.S. dollars and $57 billion (October 31, 2019 – $52 billion) denominated in other foreign currencies.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 76

NOTE 12: OTHER LIABILITIES

Other Liabilities1

(millions of Canadian dollars)	As at
	July 31 2020	October 31 2019
Accounts payable, accrued expenses, and other items	$4,243	$5,163
Accrued interest	1,054	1,393
Accrued salaries and employee benefits	2,575	3,245
Cheques and other items in transit	1,655	1,042
Current income tax payable	301	169
Deferred tax liabilities	295	193
Defined benefit liability	3,787	2,781
Lease liabilities	5,508	66
Liabilities related to structured entities	4,193	5,857

Provisions	1,505	1,095
Total	$25,116	$21,004

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

NOTE 13: SUBORDINATED NOTES AND DEBENTURES

Issues

On April 22, 2020, the Bank issued $3 billion of non-viability contingent capital (NVCC) medium-term notes constituting subordinated indebtedness of the Bank (the “Notes”). The Notes will bear interest at a fixed rate of 3.105% per annum (paid semi-annually) until April 22, 2025, and at the three-month Bankers’ Acceptance rate plus 2.16% thereafter (paid quarterly) until maturity on April 22, 2030. With the prior approval of OSFI, the Bank may, at its option, redeem the Notes on or after April 22, 2025, in whole or in part, at par plus accrued and unpaid interest. Not more than 60 nor less than 30 days’ notice is required to be given to the Notes’ holders for such redemptions.

Redemptions

On June 24, 2020, the Bank redeemed all of its outstanding $1.5 billion 2.692% NVCC subordinated debentures due June 24, 2025, at a redemption price of 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

On August 17, 2020, the Bank announced its intention to redeem on September 30, 2020 all of its outstanding $1 billion 2.982% NVCC subordinated debentures due September 30, 2025, at a redemption price of 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 77

NOTE 14:  EQUITY

The following table summarizes the changes to the shares issued and outstanding, and treasury shares held as at and for the three and nine months ended July 31, 2020 and July 31, 2019.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held

(millions of shares and millions of Canadian dollars)	For the three months ended				For the nine months ended
	July 31, 2020		July 31, 2019		July 31, 2020		July 31, 2019
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of period	1,803.7	$21,766	1,829.1	$21,718	1,812.5	$21,713	1,830.4	$21,221
Proceeds from shares issued on exercise of stock options	0.2	12	0.8	45	1.2	65	1.8	97
Shares issued as a result of dividend reinvestment plan	10.0	583	1.1	92	12.2	726	3.8	289
Shares issued in connection with acquisitions[1]	–	–	–	–	–	–	5.0	366

Purchase of shares for cancellation and other	–	–	(11.2)	(133)	(12.0)	(143)	(21.2)	(251)
Balance as at end of period	1,813.9	$22,361	1,819.8	$21,722	1,813.9	$22,361	1,819.8	$21,722
Preferred Shares – Class A2,3
Balance as at beginning of period	232.0	$5,800	214.0	$5,350	232.0	$5,800	200.0	$5,000

Shares issued	–	–	18.0	450	–	–	32.0	800
Balance as at end of period	232.0	$5,800	232.0	$5,800	232.0	$5,800	232.0	$5,800
Treasury shares – common[4]
Balance as at beginning of period	0.3	$(25)	0.7	$(49)	0.6	$(41)	2.1	$(144)
Purchase of shares	35.6	(2,152)	30.5	(2,330)	104.2	(6,787)	102.0	(7,528)

Sale of shares	(35.0)	2,118	(30.6)	2,335	(103.9)	6,769	(103.5)	7,628
Balance as at end of period	0.9	$(59)	0.6	$(44)	0.9	$(59)	0.6	$(44)
Treasury shares – preferred[4]
Balance as at beginning of period	0.2	$(3)	0.3	$(6)	0.3	$(6)	0.3	$(7)
Purchase of shares	1.4	(29)	2.0	(42)	5.0	(98)	5.0	(111)

Sale of shares	(1.4)	27	(2.1)	44	(5.1)	99	(5.1)	114
Balance as at end of period	0.2	$(5)	0.2	$(4)	0.2	$(5)	0.2	$(4)

[1]

On November 1, 2018, the Bank issued 4.7 million shares for $342 million that form part of the consideration paid for Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (Greystone), as well as 0.3 million shares issued for $24 million as share-based compensation to replace share-based payment awards of Greystone. Refer to Note 13 of the Bank’s 2019 Annual Consolidated Financial Statements for a discussion on the acquisition of Greystone.

[2]

On January 16, 2020, the Bank announced that none of its 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares NVCC, Series 5 (the “Series 5 Shares”) would be converted on January 31, 2020, into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 6. As previously announced on January 2, 2020, the dividend rate for the Series 5 Shares for the 5-year period from and including January 31, 2020, to but excluding January 31, 2025, will be 3.876%.

[3]

On July 16, 2020, the Bank announced that none of its 14 million Non-Cumulative 5-Year Rate Reset Preferred Shares NVCC, Series 7 (the “Series 7 Shares”) would be converted on July 31, 2020, into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 8. As previously announced on July 2, 2020, the dividend rate for the Series 7 Shares for the 5-year period from and including July 31, 2020, to but excluding July 31, 2025, will be 3.201%.

[4]	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

NORMAL COURSE ISSUER BID

On December 19, 2019, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI had approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 30 million of its common shares. The NCIB commenced on December 24, 2019. During the three months ended July 31, 2020, the Bank did not repurchase any common shares under its NCIB. During the nine months ended July 31, 2020, the Bank repurchased 12 million common shares under its NCIB at an average price of $70.55 per share for a total amount of $847 million.

On March 13, 2020, OSFI issued a news release announcing a series of measures to support the resilience of financial institutions in response to challenges posed by COVID-19 and current market conditions. One such measure was a decrease in the Domestic Stability Buffer by 1.25% of risk-weighted assets. In the news release, OSFI expects that banks will use the additional lending capacity to support Canadian households and businesses and has set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 78

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or from the open market at market price.

On May 28, 2020, the Bank announced that, beginning with the dividend declared on May 28, 2020 for the quarter ended July 31, 2020, and until further announcement, the Bank will issue the common shares from treasury and will apply a 2% discount to the average market price of such common shares. The Bank’s practice is that, in conjunction with the Bank’s dividend declaration announcements, the Bank will announce whether a discount will apply to the average market price of common shares issued under the dividend reinvestment plan for the declared dividend.

During the three months ended July 31, 2020, 10 million common shares were issued from the Bank’s treasury with a 2% discount under the dividend reinvestment plan. During the nine months ended July 31, 2020, 2 million common shares were issued from the Bank’s treasury with no discount and 10 million common shares were issued from the Bank’s treasury with a 2% discount under the dividend reinvestment plan. During the three months ended July 31, 2019, 1 million common shares were issued from the Bank’s treasury with no discount under the dividend reinvestment plan. During the nine months ended July 31, 2019, 4 million common shares were issued from the Bank’s treasury with no discount under the dividend reinvestment plan.

NOTE 15: SHARE-BASED COMPENSATION

For the three and nine months ended July 31, 2020, the Bank recognized compensation expense for stock option awards of $2.1 million and $9.1 million, respectively (three and nine months ended July 31, 2019 – $2.7 million and $9.0 million, respectively).

During the three months ended July 31, 2020 and July 31, 2019, nil stock options were granted by the Bank. During the nine months ended July 31, 2020, 2.1 million stock options (nine months ended July 31, 2019 – 2.2 million stock options) were granted by the Bank at a weighted-average fair value of $5.55 per option (July 31, 2019 – $5.64 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the nine months ended July 31, 2020 and July 31, 2019.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	For the nine months ended
	July 31 2020	July 31 2019
Risk-free interest rate	1.59%	2.03%
Expected option life	6.3 years	6.3 years
Expected volatility[1]	12.90%	12.64%
Expected dividend yield	3.50%	3.48%

Exercise price/share price	$72.84	$69.39

[1]	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

NOTE 16:  EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank’s principal pension and non-pension post-retirement defined benefit plans and the Bank’s significant other defined benefit pension and retirement plans, for the three and nine months ended July 31, 2020 and July 31, 2019.

Defined Benefit Plan Expenses

(millions of Canadian dollars)	Principal pension plans		Principal non-pension post-retirement benefit plan		Other pension and retirement plans[1]
		For the three months ended
	July 31 2020	July 31 2019	July 31 2020	July 31 2019	July 31 2020	July 31 2019
Service cost – benefits earned	$116	$81	$5	$4	$2	$2
Net interest cost on net defined benefit liability	4	(3)	4	5	7	8
Past service cost (credit)	–	1	–	–	–	–

Defined benefit administrative expenses	3	3	–	–	1	2
Total	$123	$82	$9	$9	$10	$12
		For the nine months ended
	July 31 2020	July 31 2019	July 31 2020	July 31 2019	July 31 2020	July 31 2019
Service cost – benefits earned	$350	$244	$13	$11	$6	$7
Net interest cost on net defined benefit liability	11	(9)	13	15	21	24
Past service cost (credit)	–	1	–	–	–	2

Defined benefit administrative expenses	8	8	–	–	4	5
Total	$369	$244	$26	$26	$31	$38
[1]

Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 79

The following table summarizes expenses for the Bank’s defined contribution plans for the three and nine months ended July 31, 2020 and July 31, 2019.

Defined Contribution Plan Expenses

(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2020	July 31 2019	July 31 2020	July 31 2019
Defined contribution pension plans[1]	$44	$35	$129	$113

Government pension plans[2]	85	71	290	264
Total	$129	$106	$419	$377

[1]	Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k) plan.
[2]	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

CASH FLOWS

The following table summarizes the Bank’s contributions to its principal pension and non-pension post-retirement defined benefit plans and the Bank’s significant other defined benefit pension and retirement plans during the three and nine months ended July 31, 2020 and July 31, 2019.

Defined Benefit Plan Contributions

(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2020	July 31 2019	July 31 2020	July 31 2019
Principal pension plans	$89	$89	$292	$267
Principal non-pension post-retirement benefit plan	1	3	8	11

Other pension and retirement plans[1]	9	69	31	88
Total	$99	$161	$331	$366

[1]

Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at July 31, 2020, the Bank expects to contribute an additional $227 million to its principal pension plans, $3 million to its principal non-pension post-retirement benefit plan, and $14 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank’s review of current contribution levels during fiscal 2020.

NOTE 17:  INCOME TAXES

The Canada Revenue Agency (CRA), Revenu Québec Agency (RQA) and Alberta Tax and Revenue Administration (ATRA) are denying certain dividend deductions claimed by the Bank. During the three months ended July 31, 2020, the CRA reassessed the Bank for $239 million of additional income tax and interest in respect of its 2015 taxation year, and the RQA reassessed the Bank for $11 million of additional income tax and interest in respect of its 2011 and 2012 taxation years. To date, the CRA has reassessed the Bank for $1,032 million of income tax and interest for the years 2011 to 2015, the RQA has reassessed the Bank for $17 million for the years 2011 to 2013, and the ATRA has reassessed the Bank for $33 million for the years 2011 to 2014. In total, the Bank has been reassessed for $1,082 million of income tax and interest. The Bank expects the CRA, RQA, and ATRA to reassess open years on the same basis. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 80

Deferred tax assets and liabilities comprise of the following:

Deferred Tax Assets and Liabilities

(millions of Canadian dollars)	As at
	July 31 2020	October 31 2019
Deferred tax assets
Allowance for credit losses	$1,637	$965
Trading loans	45	50
Employee benefits	834	844
Pensions	590	344
Losses available for carry forward	95	95
Tax credits	185	228
Land, buildings, equipment, and other depreciable assets	92
Intangibles	50	–

Other	–	88
Total deferred tax assets	3,528	2,614
Deferred tax liabilities
Securities	1,651	527
Land, buildings, equipment, and other depreciable assets	–	242
Deferred (income) expense	37	91
Intangibles	–	40
Goodwill	121	108

Other	58
Total deferred tax liabilities	1,867	1,008
Net deferred tax assets	1,661	1,606
Reflected on the Consolidated Balance Sheet as follows:
Deferred tax assets	1,956	1,799

Deferred tax liabilities[1]	295	193
Net deferred tax assets	$1,661	$1,606

[1]	Included in Other liabilities on the Interim Consolidated Balance Sheet.

NOTE 18:  EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank’s basic and diluted earnings per share for the three and nine months ended July 31, 2020 and July 31, 2019.

Basic and Diluted Earnings Per Share

(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31 2020	July 31 2019	July 31 2020	July 31 2019
Basic earnings per share
Net income attributable to common shareholders	$2,180	$3,186	$6,549	$8,628

Weighted-average number of common shares outstanding (millions)	1,802.3	1,825.3	1,805.4	1,828.4
Basic earnings per share (Canadian dollars)	$1.21	$1.75	$3.63	$4.72
Diluted earnings per share

Net income attributable to common shareholders	$2,180	$3,186	$6,549	$8,628

Net income available to common shareholders including impact of dilutive securities	2,180	3,186	6,549	8,628
Weighted-average number of common shares outstanding (millions)	1,802.3	1,825.3	1,805.4	1,828.4
Effect of dilutive securities

Stock options potentially exercisable (millions)[1]	1.2	3.3	1.7	3.2

Weighted-average number of common shares outstanding – diluted (millions)	1,803.5	1,828.6	1,807.1	1,831.6
Diluted earnings per share (Canadian dollars)[1]	$1.21	$1.74	$3.62	$4.71

[1]

For the three and nine months ended July 31, 2020, the computation of diluted earnings per share excluded average options outstanding of 7.7 million and 5.5 million with a weighted-average exercise price of $70.15 and $71.47, respectively, as the option price was greater than the average market price of the Bank’s common shares. For the three and nine months ended July 31, 2019, no outstanding options were excluded from the computation of diluted earnings per share.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 81

NOTE 19:  CONTINGENT LIABILITIES

Other than as described below, there have been no new significant events or transactions as previously identified in Note 27 of the Bank’s 2019 Annual Consolidated Financial Statements.

LEGAL AND REGULATORY MATTERS

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including but not limited to civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. The Bank establishes provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at July 31, 2020, the Bank’s RPL is from zero to approximately $839 million (October 31, 2019 – from zero to approximately $606 million). The Bank’s provisions and RPL represent the Bank’s best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank’s provisions and/or RPL to be significantly different from its actual or RPL. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

Stanford Litigation – On May 3, 2019, two groups of plaintiffs comprising more than 950 investors in certificates of deposit issued by Stanford International Bank, Limited, and those who purchased one or more of such investors’ claims, filed motions to intervene in The Official Stanford Investors Committee’s (OSIC) case against the Bank and the other bank defendants. On September 18, 2019, the Court denied the motions to intervene. On October 14, 2019, one group of plaintiffs (comprising 147 investors and those who purchased one or more of such investors’ claims) filed a notice of appeal to the Fifth Circuit, and briefing was complete on the appeal as of April 8, 2020.

On November 26, 2019, the U.S. Receiver for the Stanford Receivership Estate filed a motion to enjoin the Texas state court action in the United States District Court for the Northern District of Texas (N.D. Tex.). On January 15, 2020, the Court granted the U.S. Receiver’s motion to enjoin the Texas state court action. On February 26, 2020, another defendant bank removed the Texas state court action to the United States District Court for the Southern District of Texas (S.D. Tex.). On April 13, 2020, the removing bank defendant and plaintiffs requested that the S.D. Tex. court stay the action for an initial period of 120 days. On April 20, 2020, the S.D. Tex. court stayed all case deadlines until August 14, 2020. On July 14, 2020, the removing bank defendant and plaintiffs requested that the S.D. Tex. court extend the stay of the action for an additional period of 90 days. On July 19, 2020, the S.D. Tex. court extended the stay until November 14, 2020.

On May 22, 2020, the N.D. Tex. court ordered a ready-for-trial date of May 6, 2021.

With respect to the two cases filed in the Ontario Superior Court of Justice (Wide & Dickson v. The Toronto-Dominion Bank and Dynasty Furniture Manufacturing Ltd., et al. v. The Toronto-Dominion Bank), on June 9, 2020, the court held a case conference to discuss the scheduled January 11, 2021 trial date. The court confirmed that the trial remains scheduled for that date.

On June 15, 2020, the N.D. Tex. court granted OSIC’s motion for leave to amend its intervenor complaints against the Bank and the other bank defendants, and OSIC’s Second Amended Intervenor Complaint against the Bank and certain other bank defendants was filed on that same date. On July 10, 2020, the N.D. Tex. court so-ordered the parties’ agreed motion extending the Bank’s time to respond to the Second Amended Intervenor Complaint until July 31, 2020.

U.S. Consumer Financial Protection Bureau (the “Bureau”) – The Bank has been in discussions with the Enforcement Division of the Bureau with respect to certain of TD Bank N.A.’s (“TDBNA’s”) enrollment practices for its optional overdraft product called Debit Card Advance (“DCA”) and certain of its reporting practices with specialty consumer reporting agencies. On August 20, 2020, TDBNA announced that it had achieved a settlement with the Bureau by consenting to the entry of a consent order relating to this matter. Among other things, TDBNA will be required to remediate certain customers who enrolled in DCA between 2014-2018 and pay a US$25 million civil monetary penalty. TDBNA did not admit any wrongdoing under the settlement with the Bureau.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 82

NOTE 20:  SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and the Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, U.S. credit cards, TD Auto Finance U.S., the U.S. wealth business, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Refer to Note 29 of the Bank’s 2019 Annual Consolidated Financial Statements for additional segment disclosures.

The following table summarizes the segment results for the three and nine months ended July 31, 2020 and July 31, 2019.

Results by Business Segment1

(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking[2]		Corporate[2]		Total
	For the three months ended
	July 31 2020	July 31 2019	July 31 2020	July 31 2019	July 31 2020	July 31 2019	July 31 2020	July 31 2019	July 31 2020	July 31 2019
Net interest income (loss)	$2,910	$3,122	$2,256	$2,241	$531	$198	$786	$463	$6,483	$6,024

Non-interest income (loss)	3,116	3,024	595	745	866	716	(395)	(10)	4,182	4,475

Total revenue	6,026	6,146	2,851	2,986	1,397	914	391	453	10,665	10,499
Provision for (recovery of) credit losses	951	316	897	255	123	1	217	83	2,188	655
Insurance claims and related expenses	805	712	–	–	–	–	–	–	805	712

Non-interest expenses	2,533	2,533	1,646	1,604	669	594	459	643	5,307	5,374

Income (loss) before income taxes	1,737	2,585	308	1,127	605	319	(285)	(273)	2,365	3,758
Provision for (recovery of) income taxes	474	695	(48)	134	163	75	(144)	(91)	445	813

Equity in net income of an investment in TD Ameritrade	–	–	317	294	–	–	11	9	328	303
Net income (loss)	$1,263	$1,890	$673	$1,287	$442	$244	$(130)	$(173)	$2,248	$3,248

	For the nine months ended
	July 31 2020	July 31 2019	July 31 2020	July 31 2019	July 31 2020	July 31 2019	July 31 2020	July 31 2019	July 31 2020	July 31 2019
Net interest income (loss)	$9,079	$9,176	$6,763	$6,719	$1,381	$633	$2,021	$1,228	$19,244	$17,756

Non-interest income (loss)	9,225	8,917	1,792	2,123	2,323	1,750	(782)	179	12,558	12,969

Total revenue	18,304	18,093	8,555	8,842	3,704	2,383	1,239	1,407	31,802	30,725
Provision for (recovery of) credit losses	2,495	906	2,353	787	514	3	963	442	6,325	2,138
Insurance claims and related expenses	2,256	2,082	–	–	–	–	–	–	2,256	2,082

Non-interest expenses	7,757	8,098	4,919	4,742	1,937	1,793	1,282	1,844	15,895	16,477

Income (loss) before income taxes	5,796	7,007	1,283	3,313	1,253	587	(1,006)	(879)	7,326	10,028
Provision for (recovery of) income taxes	1,572	1,889	(120)	386	321	139	(419)	(325)	1,354	2,089

Equity in net income of an investment in TD Ameritrade	–	–	752	863	–	–	28	28	780	891
Net income (loss)	$4,224	$5,118	$2,155	$3,790	$932	$448	$(559)	$(526)	$6,752	$8,830
Total assets	$461,358	$447,921	$548,402	$426,548	$524,286	$466,080	$163,259	$64,893	$1,697,305	$1,405,442
[1]

The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[2]	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 83

NOTE 21:  INTEREST INCOME AND EXPENSE

The following table presents interest income and interest expense by basis of accounting measurement. Refer to Note 2 of the 2019 Annual Consolidated Financial Statements for the type of instruments measured at amortized cost and FVOCI.

Interest Income and Expense

(millions of Canadian dollars)		For the three months ended
	July 31, 2020		July 31, 2019
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost[1]	$6,867	$1,039	$8,050	$2,860

Measured at FVOCI	274	–	788	–
	7,141	1,039	8,838	2,860

Not measured at amortized cost or FVOCI[2]	925	544	1,806	1,760
Total	$8,066	$1,583	$10,644	$4,620

	For the nine months ended
	July 31, 2020		July 31, 2019
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost[1]	$22,155	$5,378	$23,600	$8,611

Measured at FVOCI	1,555	–	2,477	–
	23,710	5,378	26,077	8,611

Not measured at amortized cost or FVOCI[2]	4,173	3,261	5,384	5,094
Total	$27,883	$8,639	$31,461	$13,705

[1]	Includes interest expense on lease liabilities for the three and nine months ended July 31, 2020 of $38 million and $115 million, respectively, upon adoption of IFRS 16 on November 1, 2019.
[2]	Includes interest income, interest expense, and dividend income for financial instruments that are measured or designated at FVTPL and equities designated at FVOCI.

NOTE 22:  REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the nine months ended July 31, 2020, the Bank complied with the OSFI Basel III guidelines related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI’s target CET1, Tier 1, and Total Capital ratios for Canadian banks designated as domestic systemically important banks (D-SIBs) includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. On November 22, 2019, the Bank was designated a global systemically important bank (G-SIB). The OSFI target includes the greater of the D-SIB or G-SIB surcharge, both of which are currently 1%. In addition, on June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public DSB which is held by D-SIBs against Pillar 2 risks. The current buffer is set at 1% of total RWA and must be met with CET1 Capital, effectively raising the CET1 minimum to 9%.

The following table summarizes the Bank’s regulatory capital positions as at July 31, 2020 and October 31, 2019.

Regulatory Capital Position1

(millions of Canadian dollars, except as noted)		As at
	July 31 2020	October 31 2019
Capital
Common Equity Tier 1 Capital	$59,546	$55,042
Tier 1 Capital	66,185	61,683
Total Capital	79,107	74,122
Risk-weighted assets used in the calculation of capital ratios	478,117	455,977
Capital and leverage ratios
Common Equity Tier 1 Capital ratio	12.5%	12.1%
Tier 1 Capital ratio	13.8	13.5
Total Capital ratio	16.5	16.3

Leverage ratio	4.4	4.0

[1]	Includes capital adjustments provided by OSFI in response to COVID-19 pandemic in the second and third quarters of 2020. Refer to “Capital Position” section of the MD&A for additional detail.

NOTE 23:  RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 84

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or

www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on Thursday, August 27, 2020. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for the third quarter and discussions of related disclosures, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on Thursday, August 27, 2020, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on Thursday, August 27, 2020, until 11:59 p.m. ET on Friday, September 4, 2020 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

Annual Meeting

Thursday, April 1, 2021

Toronto, Ontario

TD BANK GROUP • THIRD QUARTER 2020 • SHAREHOLDER AND INVESTOR INFORMATION	Page 85